UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 4
to
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
UNILIFE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	27-1049354

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

633 Lowther Road, Lewisberry, Pennsylvania	17339

(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code (717) 938-9323
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.01 per share	The NASDAQ Stock Market, LLC

Securities to be registered pursuant to Section 12(g) of the Act: None
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Presentation of Information
Unilife Corporation was incorporated in the State of Delaware on July 2, 2009. On January 27, 2010, Unilife Medical Solutions Limited, an Australian corporation, or UMSL, completed a redomiciliation from Australia to the State of Delaware pursuant to which the shareholders and option holders of UMSL exchanged their interests in UMSL for equivalent interests in Unilife Corporation and Unilife Corporation became the parent company of UMSL and its subsidiaries. The redomiciliation was conducted by way of schemes of arrangement under Australian law. The issuance of Unilife Corporation common stock and stock options under the schemes of arrangement was exempt from registration under Section 3(a)(10) of the Securities Act of 1933, as amended.
Under the schemes, holders of UMSL ordinary shares or share options received one share of Unilife Corporation common stock or an option to purchase one share of Unilife Corporation common stock, for every six UMSL ordinary shares or share options, respectively , held by such holders, unless the holder elected to receive, in lieu of Unilife Corporation common stock , Chess Depositary Interests of Unilife Corporation, or CDIs (each representing one-sixth of one share of Unilife Corporation common stock, in which case such holder received one CDI for every UMSL ordinary share. The redomiciliation was approved by the Australian Federal Court, and approved by UMSL shareholders and option holders. As a result of the redomiciliation, the listing of UMSL’s ordinary shares on the Australian Securities Exchange, or ASX, has been replaced by Unilife Corporation’s CDIs.
We have filed this registration statement in connection with the listing of Unilife Corporation’s common stock on Nasdaq.
Unless the context requires otherwise, references in this registration statement to “Unilife,” the “Company,” “we,” “us” and “our” refer to Unilife Corporation, a Delaware corporation, and its consolidated subsidiaries, including UMSL.
Trademarks, Trade Names and Service Marks
UNITRACT® is a registered trademark of the Company in the United States and Australia, with trademark registrations filed or in process in other jurisdictions. Unitract™ Safe Syringe is a registered trademark in Australia. We have commenced applications to register trademarks for our company name Unilife and our ready-to-fill syringe brand name, Unifill. UNITRACT®, UNILIFE™ and UNIFILL™ are all trademarks held by UMSL’s wholly-owned subsidiary, Unitract Syringe Pty, Ltd., an Australian corporation. Each trademark, trade name or service mark of any other company appearing in this registration statement is, to our knowledge, owned by such other company.
Cautionary Note Regarding Forward-Looking Information
This registration statement contains forward-looking statements. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements.
These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to our management. Our management believes that these forward-looking statements are reasonable as and when made. However, you should not place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in “Item 1A. Risk Factors” and elsewhere in this registration statement and those described from time to time in our future reports which we will file with the Securities and Exchange Commission. You should read this registration statement and the documents that we have filed as exhibits to this registration statement completely.
Currencies
Unless indicated otherwise in this registration statement, all references to $ or dollars refer to US dollars. References to A$ mean the lawful currency of the Commonwealth of Australia. References to € or Euros are to the lawful currency of the European Union.

Item 1.	Business
Overview
We are a U.S. based medical device company focused on the design, development, manufacture and supply of a proprietary range of retractable syringes. Primary target customers for our products include pharmaceutical manufacturers, suppliers of medical equipment to healthcare facilities, and patients who self-administer prescription medication. All of our syringes incorporate automatic and fully-integrated safety features which are designed to protect those at risk of needlestick injuries and injury from other unsafe injection practices. Our main product is the Unifill ready-to-fill syringe, which is designed to be supplied to pharmaceutical manufacturers in a form that is ready for filling with their injectable drugs and vaccines. We have a strategic partnership with sanofi-aventis, a large global pharmaceutical company, pursuant to which it has paid us a €10 million exclusivity fee and has committed to pay us up to an additional €17 million to fund our industrialization program for the Unifill syringe. Upon the scheduled completion of the industrialization program in late 2010, we expect to commence the supply and sale of the Unifill syringe to sanofi-aventis. We are also in discussions with other pharmaceutical companies that are seeking to obtain access to the Unifill syringe. In addition, we have recently begun to manufacture our Unitract 1mL insulin syringes at our FDA-registered manufacturing facility in Lewisberry, Pennsylvania.
In the United States and a number of other sophisticated healthcare markets, hospitals and other healthcare facilities, as well as pharmaceutical manufacturers who supply injectable drugs and vaccines in a prefilled syringe format, are increasingly required to comply with legislation aimed at protecting healthcare workers from the risk of acquiring blood-borne diseases such as HIV and hepatitis C via needlestick injuries. Our core portfolio of safety syringe products, including the Unifill syringe and the Unitract 1mL syringes, are designed for supply to pharmaceutical manufacturers and healthcare facilities which are seeking to comply with these needlestick prevention laws. We expect our products will also be used by patients who self-administer prescription medication outside of the healthcare setting. The safety features incorporated into our products include an automatic needle retraction mechanism which allows operators to control the rate of needle withdrawal directly from the body into the barrel of the syringe, as well as an independent auto-disable mechanism to prevent product tampering or re-use. The integration of these safety features within the barrel is designed to make them intuitive to use and compact in size for convenient handling and disposal.
The Unifill syringe is targeted for use by pharmaceutical manufacturers who utilize pre-filled (ready-to-fill) syringes as a preferred drug delivery device for injectable drugs and vaccines. We are aware of more than 50 drug products used within healthcare facilities, or by patients who self-administer prescription medication, that are currently available in a prefilled syringe format. We have designed the Unifill syringe so that it is compatible with the drug validation and manufacturing systems currently used by target pharmaceutical customers to fill and package standard prefilled syringes. To our knowledge, our Unifill product is the only known prefilled syringe with automatic safety features which are integrated inside the glass barrel.
We have signed an exclusive licensing agreement and an industrialization agreement with sanofi-aventis, who we believe to be the single largest global purchaser of pre-filled syringes. Under the exclusive licensing agreement, sanofi-aventis paid us a €10 million upfront one-time fee, and we granted sanofi-aventis a license to certain of our intellectual property in order and solely to develop, in collaboration with us, the Unifill syringe. Pursuant to the exclusive licensing agreement, we are negotiating a list of therapeutic drugs classes with respect to which sanofi-aventis would have the exclusive right to the product for a specified term, during which sanofi-aventis would purchase the product exclusively from us. We have retained the right to negotiate other business arrangements with additional pharmaceutical companies seeking to market the product for use within therapeutic drug classes outside of those exclusive to sanofi-aventis, or after the expiration of the exclusive license with sanofi-aventis.
Under the industrialization agreement, sanofi-aventis has agreed to provide us with up to €17 million in payments based upon milestones to be achieved under the industrialization program for the Unifill syringe. We expect to complete this program in late 2010. We have received payments of €11.5 million under the industrialization agreement from October 2008 through December 2009. Although we have received the exclusivity fee and industrialization payments from sanofi-aventis, to date we have not received any product revenues from sales of the Unifill syringe and our revenues in respect of this product to date consist solely of the exclusivity fee and industrialization payments. We describe our arrangements with sanofi-aventis in more detail under “Strategic Partnership with sanofi-aventis.” We are also aware of more than 20 other pharmaceutical companies that supply injectable drugs in a prefilled syringe format, and we have received interest in the Unifill syringe from a number of these companies.
Our Unitract 1mL syringes are designed primarily for use in healthcare facilities and by patients who self-administer prescription medication such as insulin. We have recently begun U.S. production of this syringe, which we expect to release commercially during the first half of 2010. We have received regulatory clearance for the marketing and sale of the Unitract 1mL syringe in the United States (to date, only for our Chinese-manufactured stock as we have not yet received FDA clearance for our U.S.-manufactured stock) the European Union, Canada and Australia. We have also filed patents for other clinical and prefilled safety syringe products that may incorporate certain aspects of our core technology for future commercialization. Our in-house team has fully designed, developed, built and validated, to the requirements of the U.S. Food and Drug Administration (FDA) and ISO 13485, the automated assembly system that we use to support production of our Unitract 1mL syringe at our FDA-registered manufacturing facility in Lewisberry, Pennsylvania. We consider our ability to design and develop highly sophisticated, innovative medical devices, and the automated assembly systems we use to manufacture them, to be a core business competency.
We also have an original equipment manufacturer relationship with B. Braun Medical, Inc., a multinational healthcare equipment company. We refer to this as our contract manufacturing business. Under our contract with B. Braun, we assemble a selection of their non-proprietary specialty syringes. We purchase the pre-manufactured syringe components from various third party suppliers. We then assemble the syringes on a build to order basis and perform the related quality inspections and then sell the assembled product to B. Braun. We ship the stock that we assemble to B. Braun for its own commercial use, in areas such as insertion into speciality procedural kits. During the year ended June 30, 2009, we recognized revenues of $3.1 million under our contact with B. Braun, which represented 15.6% of our total revenues during that year. The contract manufacturing business was historically operated by Integrated BioSciences, Inc. which we acquired in January 2007. We are currently concentrating substantially all of our commercial and operational efforts towards the commercialization of our proprietary medical devices, namely the Unifill syringe and the Unitract 1mL syringe, and do not expect the contract manufacturing business to represent a significant portion of our business going forward. Our contract with B. Braun expired in December 2009 and, although we currently continue to operate under the terms of this contract, we do not know whether we will renew it.

Market Opportunity
The Syringe Market and the Increasing Use of Pre-Filled Syringes
According to the International Association of Safe Injection Technology, approximately 35 billion syringes are manufactured every year, half of which are used within sophisticated healthcare markets such as North America, Europe, Japan and Australia. The majority of therapeutic injections occur within healthcare facilities such as acute-care hospitals and long-term care centers. Other sectors of the global syringe market include patients who self-administer prescription medication such as insulin, government agencies which sponsor harm reduction programs, and non-government organizations which conduct vaccination programs.
Injectable drugs and vaccines have traditionally been supplied in a vial or ampoule, with the operator required to draw up a measured dose of medication into a conventional plastic syringe immediately prior to an injection. Prefilled syringes typically utilize a glass barrel and are filled by pharmaceutical manufacturers so that they are ready for use prior to shipment. While conventional syringes make up the vast majority of syringes used, prefilled syringes are becoming an increasingly popular method of drug delivery.
We are aware of more than 50 drugs and vaccines that are currently available in a prefilled syringe format from more than 20 pharmaceutical companies, and believe that a number of pipeline drugs are likely to be supplied in this format in the future. Greystone Associates, a medical and health care technology consulting firm, has estimated that approximately 2.23 billion prefilled syringes will be used globally in 2009, and that this number will increase significantly in the coming years. Drugs that are currently supplied in a prefilled syringe format include anti-coagulants to prevent and treat thrombosis, anti-inflammatories to treat rheumatoid arthritis, anti-infectives to treat hepatitis B and C, hematological drugs to stimulate production of red or white blood cells to treat anemia or fight infection, and vaccines which seek to prevent a range of diseases. We expect that prefilled syringes will also be increasingly used in the coming years as a drug delivery device for other therapeutic drug classes including obstetrics, oncology, osteoporosis and human growth hormone treatment.
Prefilled syringes have a number of advantages over conventional plastic syringes. First, prefilled syringes help pharmaceutical companies improve manufacturing efficiencies through the elimination of drug wastage commonly associated with the overfilling of multi-use vials. Second, healthcare workers often prefer prefilled syringes because they can facilitate a relatively fast, accurate and convenient administration of a drug. Furthermore, a pre-measured dose of an injectable drug in a prefilled syringe can help reduce the risk of dosing errors. Finally, the relative ease-of-use by patients of prefilled syringes also makes them suitable for the self-administration of many types of prescription medication.
Increased Focus on Prevention of Needlestick Injuries
The World Health Organization estimates that 1.3 million people die each year as a result of needlestick injuries, syringe re-use, and other unsafe injection practices. Needlestick injuries and syringe sharing can result in the transmission of a number of blood-borne diseases such as HIV/AIDS and hepatitis C. The U.S. Centers for Disease Control and Prevention estimates that 385,000 needlestick and other sharps-related injuries are sustained by U.S. hospital-based healthcare personnel each year. The U.S. Occupational Safety and Health Administration, or OSHA, estimates that when other secondary healthcare settings are also taken into account, there are as many as 800,000 needlestick injuries to U.S. healthcare workers each year. To help minimize the transmission of blood-borne pathogens caused by unsafe injection practices, many international healthcare and pharmaceutical markets are transitioning to the mandatory use of safety syringes.
In sophisticated healthcare markets, governments are focused on the mandatory use of safety devices within healthcare facilities to protect healthcare workers from the risk of acquiring blood-borne pathogens such as HIV-AIDS and hepatitis C via needlestick injuries. The United States was the first nation to mandate the use of safety syringes within healthcare facilities, with the adoption of the Federal Needlestick Prevention Act in 2000, or FNSPA, and the subsequent revision to the Bloodborne Pathogens Standard (BPS). According to the International Healthcare Worker Safety Center at the University of Virginia Health System, approximately one in five healthcare facilities that were inspected by OSHA between 2002 and 2007 have been issued with citations for non-compliance with the BPS.
The European Union is also considering the introduction of legislation requiring member countries to use needlestick prevention products within healthcare facilities, while other countries such as Canada and Australia have also taken steps to encourage the use of safety syringes. As a result of this existing and proposed legislation, safety syringes are now commonly used within the healthcare facilities in a number of countries.

The United States represents the largest and most mature market for safety syringes, with a substantial majority of hypodermic syringes and needles used within acute-care facilities featuring some type of needlestick prevention device. Notwithstanding the increased use of safety syringes, we believe that current safety syringe technologies are in several respects inadequate to fully protect healthcare workers from infection risk caused by needlestick injuries or other potential transmission modes. First, most products currently available require operators to manually slide an external plastic guard or sheath over the needle after use, or retract the needle into the barrel at a rapid, uncontrolled rate. Second, healthcare workers may choose to remove or not activate the safety feature of some types of safety syringe products. Moreover, activation of the needle retraction mechanism in the open air for some retractable syringes, rather than inside the body of the patient, may create the potential risk of infection via needlestick injuries or aerosol (splatter).
OSHA differentiates safety features in two primary ways. First, it differentiates passive safety features which “remain in effect before, during and after use” from active devices which “require the worker to activate the safety mechanism.” Second, OSHA regulations state that products with an “integrated safety design that is an integral part of the device and cannot be removed” are usually preferred to those with an accessory safety device with safety features that are “external” and “dependent on employee compliance.” We believe the majority of safety syringe products used in U.S. healthcare facilities incorporate active safety features which are not fully integrated within the barrel of the syringe.
We are not aware of any prefilled syringe with passive safety features that are integrated within the glass barrel. To improve compliance with legislation such as the FNSPA, a number of pharmaceutical companies attach ancillary safety products onto standard prefilled syringes following dose filling and prior to packaging. We estimate that approximately half of the drugs currently available in prefilled syringe format are supplied by the pharmaceutical manufacturer with an ancillary safety device. The majority of these ancillary safety products slide an external plastic sheath or guard over the needle once the injection has been completed.
It is costly for pharmaceutical companies to purchase these ancillary safety products and the automated assembly systems required to attach them onto a standard prefilled syringe. The relatively large size of prefilled syringes supplied with an ancillary safety device can also significantly increase the shipment and packaging costs of pharmaceutical companies. Furthermore, some of these prefilled syringes supplied with an ancillary safety device require the removal of the safety device from the syringe prior to use, creating the risk of infection via needlestick injury or aerosol (splatter). Thus, we believe that there is a significant market opportunity for a prefilled syringe with passive and integrated safety features that is compatible with pharmaceutical companies’ drug filling systems.
We also believe there are significant market opportunities for the use of conventional and prefilled safety syringes outside of mainstream healthcare facilities. In addition to insulin, a range of other injectable drugs designed for the prevention and/or treatment of chronic or debilitating conditions such as arthritis, multiple sclerosis and osteoporosis and thrombosis are now available for self-administration. We believe the popularity of safety syringes among patients who self-administer prescription medication may increase due to their capacity to prevent needlestick injuries to family members and encourage safe, convenient disposal. When purchased with a prescription, a number of insurance providers in the U.S. now cover safety insulin syringes under the same tier level for reimbursement as standard insulin syringes.
We believe that another market which may in the future transition towards the mandatory use of non-reusable safety syringes is the harm reduction market, where governments provide free or subsidized syringes to injecting drug users, or IDUs. The reuse and sharing of syringes by IDUs has been identified as a prime accelerant in the transmission of blood-borne diseases and is responsible for one-third of new HIV infections outside sub-Saharan Africa. The governments of more than 60 countries worldwide now sponsor harm reduction programs which seek to minimize unsafe injection practices by IDUs. While these programs have proven largely effective in preventing or containing HIV epidemics, the continued sharing of standard syringes among IDUs has contributed to the continuation of national epidemics of the relatively more infectious hepatitis C. Furthermore, the unsafe disposal of syringes in public areas creates public concern regarding the risk of needlestick injury. Recognizing the scale of HIV and hepatitis C epidemics, and the substantial economic costs associated with their long-term treatment, many governments are considering the use of single use, safety syringes as a way to enforce safe injection practices among IDUs.
Our Solution
Our clinical and prefilled safety syringes incorporate automatic, also known as passive, safety features which are fully integrated within the barrel. They are designed to assist pharmaceutical manufacturers and healthcare facilities comply with needlestick prevention laws and to encourage single use and safe disposal practices outside of healthcare settings. We consider the following combination of core proprietary features available in our safety products to be unique within the marketplace:
•	Integrated design. All safety features are fully integrated inside the syringe barrel to facilitate compact handling, intuitive use and convenient disposal.

•	Passive retraction. The activation of the needle retraction mechanism occurs automatically while the needle is inside the body to help prevent the risk of needlestick injury.
•	Controlled retraction. Operators can control the speed of needle retraction directly from the body into the syringe barrel to help reduce the risk of infection through transmission routes such as needlestick injuries and aerosol (splatter).
•	Auto-disable. Upon withdrawal of the needle into the barrel, the plunger is automatically locked to prevent re-exposure or reuse.
We have utilized this core proprietary technology to design and develop a range of prefilled and clinical safety syringes. Furthermore, we are not aware of any other company that is manufacturing safety syringes with automatic, integrated safety features in both a prefilled (glass) and clinical (plastic) format which share the same common technology platform.
Key target markets for our products include pharmaceutical companies, healthcare facilities and patients who self-administer prescription medication. We believe that the majority of our products would be supplied, either directly or through pharmaceutical customers, for use within sophisticated healthcare markets such as North America, Western Europe and some Asia-Pacific countries that require or are transitioning toward the mandatory use of safety syringes.
Business Strategy
Our goal is to progressively move to the forefront of the international transition of healthcare and pharmaceutical markets to the mandatory use of prefilled and clinical safety syringes. We believe that the competitive strength of our proprietary technology puts us in a strong position to become an established and preferred supplier of “best-in-class” safety syringe products to pharmaceutical companies, healthcare facilities and patients who self-administer prescription medication.
Key elements of our business strategy are the development, production and sale of our patent-protected safety syringes, the continued expansion of our global operational and commercial presence and the establishment of long-term supply relationships with multinational pharmaceutical and healthcare equipment companies. We are committed to designing, developing and supplying innovative medical devices that can enhance and save lives. We plan to:
•	Continue to build a strong relationship with sanofi-aventis: We believe sanofi-aventis is currently the world’s largest consumer of prefilled syringes. We have had a business relationship with sanofi-aventis since 2003, and under our industrialization agreement with sanofi-aventis, they are funding our industrialization program for the Unifill syringe. Upon completion of the industrialization program, we expect to begin supplying the product to sanofi-aventis for use within defined therapeutic drug classes.
•	Enter into business relationships with additional pharmaceutical companies: We have retained the right to negotiate licensing and other business arrangements relating to the Unifill syringe with other pharmaceutical companies for use within those therapeutic drug classes outside of those held by sanofi-aventis during its period of exclusivity. It is our intention to secure agreements with other additional pharmaceutical companies who are industry leaders within their respective therapeutic areas of expertise. By pursuing this strategy, we believe our products can be marketed within a significant number of large therapeutic drug classes where prefilled syringes are commonly used.
•	Expand our proprietary product portfolio: We will seek to enhance our competitive position in the design, development and supply of innovative safety medical devices for use within international pharmaceutical and healthcare markets. In addition to the production and supply of the Unifill syringe and the Unitract 1mL syringes, we intend to commercialize a number of additional proprietary products which we believe can also meet the functionality and safety requirements of target customers. This may include the commercialization of our range of Unitract Clinical Syringes in a 3mL and 5mL size targeted for use within acute care hospitals and other healthcare facilities. We may also commercialize additional ready-to-fill syringe products currently in our development pipeline which, like the Unifill syringe, would be designed for supply to pharmaceutical manufacturers. While our focus will remain on the pursuit of organic growth opportunities, we may evaluate opportunities to acquire other complementary technologies or products on a case-by-case basis.
•	Expand our operational capabilities within Central Pennsylvania: The United States represents the world’s largest and most mature market for the supply and use of our products and services. We will continue to consolidate the majority of our commercial and operational activities within Central Pennsylvania, a national logistics hub situated between several major pharmaceutical and medical device industry clusters. We intend to make a significant investment in the expansion of our operational capabilities within Pennsylvania to support the commercialization of our core products, such as the Unifill syringe.

•	Manufacture and supply our Unitract 1mL Syringes to target international markets: We commenced production of the Unitract range of 1mL safety syringes at our facility in Pennsylvania in August 2009. We expect to release this product commercially during the first half of 2010. Product variants within this range have been certified for marketing and sale within key international territories including the United States, Canada, Europe and Australia. We intend to continue to expand our customer base of pharmaceutical companies and healthcare distributors for the marketing and sale of the Unitract 1mL syringes.
Our Products
Unifill syringe
Our Unifill ready-to-fill syringe is, to our knowledge, the only prefilled syringe with passive (automatic) and fully integrated safety features. Manufacturing features include a staked needle with a glass barrel that requires shaping at only one end to allow sourcing from a multitude of glass cartridge suppliers, and the development of components in the fluid path that use the same materials as standard prefilled syringes to facilitate drug compatibility. The product is designed to be a safe, compact and intuitive primary drug container suitable for use within healthcare facilities and by patients who self-administer prescription medication.
The Unifill syringe is designed to fit the manufacturing systems currently used by pharmaceutical customers to load and package a measured dose of an injectable drug into a standard prefilled syringe. We believe the use of the Unifill syringe by a pharmaceutical customer can eliminate its need to purchase and attach ancillary safety products onto standard prefilled syringes to comply with needlestick prevention legislation. In addition to reducing production costs associated with the purchase and attachment of these ancillary devices, we believe our product can also significantly reduce comparable shipping and storage costs. The compact size, intuitive use, functionality and automatic safety features of the Unifill syringe may also help pharmaceutical companies extend product lifecycles, increase levels of market differentiation in competitive therapeutic areas, and expand the marketability of some drugs for convenient self-administration by patients outside of the healthcare setting.
We commenced initial pilot production of the Unifill syringe at our Lewisberry, Pennsylvania facility in 2008. We intend to file a Type III Drug Master File for the product with relevant regulatory authorities such as the FDA, although it is the ultimate responsibility of the pharmaceutical customer to obtain final approval of the combination drug-delivery device. We expect that the commencement of product sales will coincide with the completion of the industrialization program with sanofi-aventis.
Unitract 1mL syringes
The Unitract 1mL range of safety syringes is primarily designed for the subcutaneous injection of drugs within healthcare facilities and by patients who self-administer prescription medication such as insulin. In addition to insulin and tuberculin variants, the Unitract 1mL range also includes the Unitract safe syringe which is custom-designed for use by governments that utilize harm reduction (needle exchange) programs to prevent the reuse, sharing and unsafe disposal practices of IDUs. Unlike the Unifill ready-to-fill syringe, the Unitract 1mL syringes require healthcare workers or patients to draw up the dose from a vial or ampoule immediately prior to the injection.
We have received regulatory certification for the marketing and sale of various Unitract 1mL syringe products in the United States, Australia and Canada and have received CE Mark approval in the European Union. We commenced initial production of Unitract 1mL syringes in China during 2008 to support regulatory approval and marketing activities. In August 2009, we commenced production of the Unitract 1mL syringes at our Pennsylvania facility utilizing an automated assembly system that we designed and built in-house. We have experienced two recent delays in our ability to commence commercial sales of U.S.-manufactured stock of our Unitract 1mL syringes. First, as a result of our decision to make a change in the packaging to make it sturdier, we were required to conduct additional stability (aging) studies. Second, during the week of February 3, 2010, the FDA requested that we make textual changes to the labelling on the packaging. We completed the aging studies and have submitted the results to FDA and to date, we have received no comments on the results. Pending final clarification of the FDA’s requested textual labelling changes we will submit final copy to the FDA for their approval. While we expect to receive FDA clearance during the first half of 2010, until we actually have clearance from the FDA, we will not be able to commence commercial sales of U.S. manufactured stock of our Unitract 1mL syringe.

Pipeline Products
We also hold additional syringe-related intellectual property for products which we intend to commercialize in the future. These pipeline products include a range of plastic clinical syringes to be developed in a range of larger sizes such as 3mL and 5mL. We believe that commercialization of this pipeline range of larger clinical syringes would further improve our opportunities to market and sell our products within healthcare facilities such as acute-care hospitals. We have also designed and filed patents for a number of other safety syringe products that utilize our proprietary technology. We intend to continue to expand our competitive position within target pharmaceutical and healthcare markets through the commercialization of a number of these other pipeline products.
Strategic Partnership with sanofi-aventis
We started to collaborate with sanofi-aventis in 2003 for the development of the Unifill syringe as a next-generation drug delivery safety device. Sanofi-aventis is a large, global pharmaceutical company, whose products span multiple therapeutic areas, including cardiovascular diseases, thrombosis, oncology, metabolic diseases, internal medicine and vaccines. We believe that sanofi-aventis is currently the world’s largest purchaser of prefilled syringes.
We have signed an exclusive licensing agreement with sanofi-aventis. Under the exclusive licensing agreement, we have granted sanofi-aventis an exclusive license to certain of our intellectual property in order and solely to develop, in collaboration with us, the Unifill syringe for use in and sale to the prefilled syringe market within those therapeutic areas to be agreed upon between us, and a non-exclusive license outside those therapeutic areas that are exclusive to sanofi-aventis or after the expiration of the exclusive license with sanofi-aventis. Pursuant to the exclusive licensing agreement, sanofi-aventis has paid to us a €10 million upfront one-time fee. The exclusive license granted thereunder has an initial term expiring on June 30, 2014, unless we and sanofi-aventis fail to agree by February 28, 2010 upon the list of therapeutic areas that are exclusive to sanofi-aventis, in which event the exclusive license will have a term until June 29, 2012 for all therapeutic areas. If, during the term of the exclusive license, sanofi-aventis has purchased the Unifill syringe for use with a particular drug product, sanofi-aventis will receive a ten-year extension of the term of the exclusive license, which extension will be reduced to five years if sanofi-aventis does not sell a minimum of 20 million units of the product in any of the first five years of such ten-year extension period.
Under the exclusive licensing agreement, we are not precluded from using certain of our intellectual property to develop, license and sell any products in any market other than the ready-to-fill syringe market, or from entering into licensing or other business arrangements with other pharmaceutical companies for the ready-to-fill syringe market outside those therapeutic areas that are exclusive to sanofi-aventis, or after the expiration of the exclusive license with sanofi-aventis. If we grant a license to a third party in respect of the ready-to-fill syringe market, then we are required to pay sanofi-aventis 70% of any access, license or other upfront fee received from such third party for access to purchase the products until our payments to sanofi-aventis have totaled €10 million, following which we are required to pay 30% of such fees we receive through the end of the initial exclusivity period. We are also required to pay sanofi-aventis an annual royalty payment of 5% of the revenue generated from any sale of the Unifill syringe to third parties, up to a maximum amount of €17 million in such royalty payments.
On June 30, 2009, we signed an industrialization agreement with sanofi-aventis. The industrialization agreement sets forth the terms for the collaboration between the parties to design, develop, scale up and industrialize the Unifill syringe, including the timetable and milestones for the industrialization program. Under the industrialization agreement, sanofi-aventis has agreed to provide up to €17 million in payments to us based on milestones we achieve in our industrialization program. The industrialization program began in July 2008 and is scheduled to be completed by the end of 2010. From October 2008 through December 2009, we have received payments of €11.5 million under the industrialization agreement. Key hurdles which remain until we complete the industrialization program include the development of a pilot automated assembly system, the completion of a new manufacturing facility and the establishment of a designated cleanroom for the installation of the automated assembly system. The industrialization agreement required sanofi-aventis to provide a list to us that specifies therapeutic drug classes for which it seeks to market the Unifill syringe on an exclusive basis. We and sanofi-aventis are discussing the exclusivity list sanofi-aventis provided us and if the list is agreed, sanofi-aventis will retain exclusive rights to the use of the product within these designated therapeutic drug classes until June 30, 2014, subject to the extension described above. If we are unable to reach an agreement on the list, then sanofi-aventis will retain full exclusivity across all therapeutic classes only until June 29, 2012. Unless terminated earlier, the industrialization agreement has a term until the completion of the industrialization program.
The industrialization agreement provides that, subject to the full completion of the industrialization program, the parties will negotiate a supply agreement for the manufacture and purchase of the final product on a commercial scale. The supply agreement will provide that sanofi-aventis and its affiliates will purchase the final product exclusively from us, and the industrialization agreement provides that we are not required to commit more than 30% of our expected installed production capacity to sanofi-aventis and its affiliates for the 12 months following the receipt of a purchase order. Any order of sanofi-aventis, together with its other orders, that will exceed the 30% capacity limit will require up to a maximum of 24 months lead time before we are required to commence delivery of that order.

Pursuant to the industrialization agreement, if UMSL agrees to, or proposes to agree to, a change of control with a third party, UMSL must give a written notice to sanofi-aventis, who will be entitled, within five business days, to make an offer on at least equivalent terms. In the absence of an improved change of control proposal, UMSL must accept the matching offer of sanofi-aventis. If UMSL receives an improved change of control offer from the third party, then UMSL must give a further notice to sanofi-aventis for it to make a further matching offer. In addition, if during the term of the industrialization agreement, a change of control that does not involve sanofi-aventis, or its affiliates, obtaining control of UMSL (i) is not recommended by UMSL’s board of directors, (ii) will cause harm to sanofi-aventis, as defined in the agreement or (iii) under which Mr. Alan Shortall, our CEO and director, is not to continue in such capacities for at least two years after the change of control, then sanofi-aventis will have the right to terminate the industrialization agreement within ten business days after receiving a notice from UMSL, or after it otherwise becomes aware of the change of control. Pursuant to the industrialization agreement, a change of control means, in general terms, a change in the ownership of 50% or more of UMSL’s shares or the power to determine the majority composition of UMSL’s board of directors or any other event that UMSL’s board determines to be a change of control event.
Manufacturing
We have an FDA-registered, 50,000 square foot medical device production facility in Lewisberry, Pennsylvania. This facility has two class-eight clean rooms. The first clean room houses a fully automated assembly system used to manufacture our Unitract 1mL syringes. This automated assembly system, which has an optimum capacity of up to 40 million units per year, was fully designed, developed, built and qualified by our in-house team. The other clean room is used to assemble non-proprietary medical devices under contract with B. Braun. Other areas of our Lewisberry facility are used for offices, product design and prototyping, engineering activities and the construction of automated assembly systems. Prior to the commencement of commercial production of the Unitract 1mL syringe at our Lewisberry facility, we utilized a medical device company in China to manufacture sufficient volumes of these products to obtain regulatory approvals and undertake preliminary marketing activities. We intend to focus upon the domestic manufacture of our Unitract 1mL syringe at our Lewisberry facility in the forseeable future.
To support our manufacturing plan for the high-volume production of the Unifill syringe, we are outsourcing the development and manufacture of automated assembly systems for this product to Mikron Assembly Technology, an established industry specialist. On November 12, 2009, we signed a purchase agreement with Mikron for the development and supply of a pilot automated assembly system to support the commercial production of our Unilfill syringe. The development of the automated assembly system began in December 2009, with completion and installation into our new facility scheduled for the fourth quarter of 2010. We anticipate that this automated assembly system will have a target production capacity of approximately 60 million units per year. Additional assembly lines, which we expect to commission and operate beyond 2010, are targeted to have a significantly higher annual manufacturing capacity. To support our business expansion activities, we are in the process of developing a new manufacturing facility close to our Lewisberry facility within York County, Pennsylvania. We expect to transition at least some of our manufacturing activities into the new manufacturing facility during 2010. For more details regarding the development of the new manufacturing facility, please see “Item 3. Properties”.
We source our components and raw materials under written contracts with a variety of suppliers, all of which specialize in the medical device and pharmaceutical sectors. We have also entered into a number of relationships with other companies for the initial supply of components, raw materials and related services for the Unifill syringe. Due to an initial requirement for only limited production volumes of components which comprise the Unifill syringe, we currently receive a majority, or in some cases all, our components such as rubber seals and glass barrels from a single source supplier. To support the industrialization program for this product and further strengthen our supply chain in the long-term, we intend to establish, wherever feasible, a dual-source strategy for the production of key components, raw materials and related services. The companies we expect to appoint for the production and supply of items and related services pertaining to the Unifill syringe all have an established presence in the international drug delivery market, with the majority having facilities in both North America and Europe.
Sales and Marketing
We expect that our primary customers will be pharmaceutical companies which utilize prefilled syringes as a primary container device for the administration of therapeutic drugs and vaccines. We intend to enter into supply agreements for the Unifill syringe with sanofi-aventis and some other pharmaceutical customers. The majority of these target pharmaceutical customers are multinational companies with headquarters located in either the United States or Europe.
We expect the pharmaceutical customer to be primarily responsible for the sale, marketing and clinical use of the combination drug-delivery device to target government agencies, healthcare facilities or patients who self-administer prescription medication within indicated therapeutic drug classes. We expect to support pharmaceutical customers in the development of documentation or marketing material pertaining to the recommended clinical use of the device with the contained drug or vaccine. We may also enter into agreements for the supply of the Unitract 1mL syringes directly to pharmaceutical companies for use with injectable drug products which are supplied in a vial and marketed in a kit format.

We also intend to distribute our Unitract 1mL syringes within the United States via distributors which specialize in target markets such as long-term and acute care healthcare facilities or the direct mail order of prescription medication and medical equipment to patients for self-administration. We will also examine opportunities to enter into relationships for our Unitract 1mL syringes with group purchasing organizations, or GPOs, which secure competitive pricing for commodity items such as syringes on behalf of members such as acute-care hospitals. Over the past decade, many GPOs have introduced programs that encourage the expedient evaluation and selection of innovative products developed by smaller companies. However, we do not expect to fully penetrate the acute-care hospital market until we have a complete range of clinical syringe sizes.
Outside of the United States, we have a distributor to sell our Unitract 1mL syringes in Canada and expect to appoint other distributors within other international healthcare markets such as Western Europe and the Asia-Pacific region. Furthermore, we intend to review opportunities to collaborate with governments seeking to examine the use of our Unitract 1mL syringes as a means of helping to prevent the re-use, sharing and unsafe disposal of non-sterile syringes by injecting drug users.
We have a small internal team to support the training of appointed distributors in the marketing and clinical use of our Unitract 1mL syringes. We intend to expand this team as we commence sales of our Unitract 1mL syringes, appoint additional distributors and commercialize our larger-sized clinical syringes.
Intellectual Property
We have established an intellectual property portfolio through which we seek to protect our products and technology. Our intellectual property portfolio includes 24 issued patents in 13 countries, with two issued patents each in Australia and the United States. We have filed a significant number of patent applications that are now pending in Australia, the United States, Europe, China, India and other countries covered under the Patent Cooperation Treaty. We also hold provisional patent applications in both the United States and Australia and several registered trademarks. Our patents expire at various dates between 2018 and 2028. Trade secrets law in the United States and other jurisdictions provides additional protection. We also enter into non-disclosure agreements with certain vendors and customers. All active United States based employees have signed confidentiality, non-compete and intellectual property assignment agreements.
We classify our patents and patent applications as they relate to particular product categories including 1mL insulin and safe syringes with an attached needle; clinical syringes which include larger sizes and interchangeable luer needles; and our Unifill syringe. Many of the features claimed in the insulin and safe syringes patents, such as the mechanism allowing automatic and controlled needle retraction within an integrated medical device, also apply to our other safety syringe products, including the Unifill syringe. Some key patents covering countries such as Australia, the United States and Europe, as well as some of our international patent applications, are described below:
INSULIN AND SAFE SYRINGE (UNITRACT)

Description	Issued Patent No.	Patent Application No.	Publication No.	Patent Expiry Date
Australian Patent	731159			September 22, 2018
US Patent	6,083,199			September 22, 2018
International Patent Application		PCT/AU01/000458	WO 01/80930	April 20, 2021
Europe		01925194.1	1 276 530 A	April 20, 2021
USA	7,500,967		20030158525	July 15, 2022
International Patent Application		PCT/AU2004/000354	WO 2004/082747
Europe		04721775.7	1 608 421A	March 19, 2024
USA		10/549,710	20060235354	March 19, 2024*
The patents listed above cover the following features of the insulin and safe syringe:
•	a compressed spring to retract the needle and rotate the plunger into a locked position to prevent sharps exposure; and

•	a plastic mount on the needle to provide a needle pickup by the plunger for needle retraction.

CLINICAL SYRINGE

Description	Issued Patent No.	Patent Application No.	Publication No.	Patent Expiry Date
International Patent Application		PCT/AU2005/000107	WO 2005/072801
Europe		05700138.0	1 708 772	January 28, 2025
USA		10/587,705	20080255513	January 28, 2025*
International Patent Application		PCT/AU2006/000618	WO 2006/119570
Europe		06721494.0	1 879 635A	May 11, 2026
USA		11/914,092	20090221962	May 11, 2026*
The patents listed above cover the following features of the clinical syringe:
•	a plunger that holds a compressed spring that is used to retract a needle mount from the end of the barrel;

•	a plunger that retracts with controlled reaction; and

•	a needle that is mounted in the barrel with retaining clips integrally formed in the barrel and which uses an ejector to release the needle.

READY TO FILL SYRINGE (UNIFILL)

Description	Issued Patent No.	Patent Application No.	Publication No.	Patent Expiry Date
International Patent Application		PCT/AU2006/000516	WO 2006/108243
Europe		06721397.5	1 868 669	April 18, 2026
USA		11/911,481	2009093759	April 18, 2026
International Patent Application		PCT/AU2008/000971	WO 2009/003234 A1
Europe		08757038.8		July 2, 2028
The patents listed above cover the following features of the Unifill syringe:
•	a two-piece plunger seal and a needle seal with an ejector;

•	a plunger that is molded with a needle pickup feature;

•	a plunger where the control rod is broken off to reduce the disposal length;

•	a needle retainer and release ring that are glued to a glass barrel to overcome limited moldability of glass; and

•	a needle retainer, ejector ring and needle seal that retain the needle mount until released for retraction after the full dose is administered

An issued patent, unlike a pending patent application, has been reviewed by the relevant national patent office and has met the legal requirements for patentability required by the law of that country. An issued patent can therefore be enforced against infringers in the courts of the country where granted, although an issued patent does not guarantee that the company has freedom to operate and could still infringe upon the issued patent of another patent held by a third party.
In a number of key countries, we have registered trademarks including Unitract™ and have commenced applications to register trademarks for our company name, Unilife, as well as our ready-to-fill syringe brand name Unifill. Unitract™ is a registered trademark in the United States and is also filed under the Madrid Protocol Agreement for the international registration of marks in 25 countries, including France, Germany, Japan, China, Switzerland and the United Kingdom. Additionally, Unitract™ is a registered trademark in Australia, Mexico, New Zealand, Canada, India, Indonesia, South Africa, and Brazil. Unitract™ Safe Syringe is also a registered trademark in Australia.
Government Regulation
The development, manufacture, sale and distribution of medical devices are subject to comprehensive government regulation. Our medical devices and manufacturing operations are subject to regulation under the Federal Food, Drug and Cosmetic Act, or the FDC Act, as implemented and enforced by the FDA and various other federal and state agencies and are also subject to regulation by foreign governmental agencies. These laws and regulations govern the development, testing, manufacturing, labeling, advertising, marketing and distribution and market surveillance of medical devices.
FDA’s Premarket Clearance and Approval Requirements
Unless an exemption applies, each medical device we wish to distribute commercially in the United States will require either prior 510(k) clearance or premarket approval from the FDA. The FDA classifies medical devices intended for human use into three classes: Class I, Class II and Class III. Class I or Class II devices require the manufacturer to submit to the FDA a premarket notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Class III devices require premarket approval. Our clinical range of syringes, including our Unitract 1mL syringe, are Class II devices. Our Unifill syringe does not require 510(k) clearance because it will be sold to drug manufacturers for use as drug packaging. None of our products require premarket approval.
There is a different regulatory process that will apply to our Unifill syringe because it will be used by drug manufacturers to provide drugs in a prefilled format. In the case of the Unifill syringe, it is the responsibility of the pharmaceutical customer who will use the Unifill syringe for its drug to obtain final product approvals, either by submitting a new drug application or abbreviated new drug application. In order to support the pharmaceutical customer’s application, we intend to create what is known as a drug master file. A drug master file is a submission to the FDA that may be used to provide information about facilities, processes or articles used in the manufacturing, packaging and storing of one or more human drugs. The drug master file will define the manufacturing and safety characteristics of the Unifill syringe while protecting proprietary information regarding its technical design.
510(k) Clearance Pathway
When obtaining a 510(k) clearance is required, we must submit a premarket notification demonstrating that our proposed device is substantially equivalent to another legally marketed product (i.e., that it has the same intended use and that it is as safe and effective as a legally marketed, or predicate, device and does not raise different questions of safety or effectiveness than does a predicate device). According to FDA regulations, the FDA is required to clear or deny a 510(k) premarket notification within 90 days of submission of the application, or 30 days in the case of an abbreviated 510(k) application that may be filed for product line extensions. As a practical matter, 510(k) clearance often takes between three and twelve months.
We received 510(k) clearance for our Unitract 1mL insulin syringe in October 2008 that covered the production of the device by a contractor outside the United States. Since we will be producing this product in the United States, we will be required to submit a new 510(k) application that covers production of the device at our Pennsylvania manufacturing facility.
Premarket Approval Pathway
A premarket approval application must be submitted to the FDA if the device cannot be cleared through the 510(k) process. A premarket approval application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. This process does not apply to our current range of products.
Pervasive and Continuing Regulation
After a device is placed on the market, numerous regulatory requirements apply. These include:
•	quality system regulations, or QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;
•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off label” uses;
•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to occur; and
•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.
The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our manufacturing subcontractors.
Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:
•	fines, injunctions, consent decrees and civil penalties;
•	recall or seizure of our products;
•	operating restrictions, partial suspensions or total shutdown of production;
•	refusing our requests for 510(k) clearance or premarket approval of new products or new intended uses;
•	withdrawing 510(k) clearance or premarket approvals that are already granted; and
•	criminal prosecution.
Regulation in the European Union and Australia
The European Union has adopted numerous directives regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of the relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third party assessment by a “Notified Body” which is an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. An assessment by a Notified Body in one member state of the European Union is required in order for a manufacturer to commercially distribute the product throughout these countries. ISO 9001 and ISO 13845 are voluntary harmonized standards. Compliance establishes the presumption of conformity with the essential requirements for CE Marking. In July 2009, we received our ISO 13485:2003 quality system certification. Our certification includes the design, development, production and distribution or sterile syringes and insulin syringes and the provision of contract manufacturing services to the medical device industry.
We have successfully completed a Notified Body audit to allow our Unitract syringes to bear the CE mark and are currently awaiting certification from the Notified Body.
In Australia, the Therapeutic Goods Administration, or TGA, is responsible for administering the Australian Therapeutics Goods Act. The Office of Devices, Blood and Tissues is the department within the TGA responsible for medical devices. The Australian Register of Therapeutic Goods, or ARTG, controls the legal supply of therapeutic goods in Australia. The ARTG is the register of information about therapeutic goods for human use that may be imported, supplied in, or exported from Australia. Any use of an unapproved medical device in humans, even in pilot trials, requires an exemption from the requirement for inclusion on the ARTG. US manufacturers seeking to market product in Australia must acquire CE certification and lodge manufacturer evidence, including the CE certificate and a Declaration of Conformity to Australian Requirements, with the TGA. The lodging of this information with the TGA is completed by an Australian sponsor, with the assistance/support of the manufacturer. Upon TGA acceptance of the manufacturer evidence, the Australian sponsor/manufacturer must create a medical device inclusion in the ARTG and only is then able to release USA-manufactured product in Australia. Our only product that is included on the ARTG is our Unitract 1mL syringe that was previously manufactured for us in China. We do not yet have approval to market our U.S.-manufactured stock in Australia as we have not yet received our CE certification for U.S.-manufactured stock of this product. We have applied for CE certification, successfully completed the required Medical Device Directive audit and are expecting to receive CE certification by April 2010. However, there could be delays in our receipt of the CE certification which would result in a delay in our ability to sell this product in Australia.
With regard to the regulatory process in the European Union and Australia for the Unifill syringe, as in the case of the U.S., it is the responsibility of the pharmaceutical customer who will use the Unifill syringe for its drug to obtain final product approvals.

Other Regulations
We are also subject to various federal, state and local laws and regulations, both in the United States and other international territories where we conduct business, relating to such matters as safe working conditions, laboratory and manufacturing practices and the use, handling and disposal of hazardous or potentially hazardous substances used in connection with our research and development work. Although we believe we are in compliance with these laws and regulations in all material respects, we cannot provide assurance that we will not be required to incur significant costs to comply with environmental laws or regulations in the future.
We are subject to various federal, state and local laws in the United States targeting fraud and abuse in the healthcare industry, which generally prohibit us from soliciting, offering, receiving or paying any remuneration in order to induce the ordering or purchasing of items or services that are in any way paid for by Medicare, Medicaid or other government-sponsored healthcare programs. Healthcare costs have been and continue to be a subject of study, investigation and regulation by governmental agencies and legislative bodies around the world. The U.S. federal government continues to scrutinize potentially fraudulent practices affecting Medicare, Medicaid and other government healthcare programs. Payers have become more influential in the marketplace and increasingly are focused on drug and medical device pricing, appropriate drug and medical device utilization and the quality and costs of healthcare. Violations of fraud and abuse-related laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid and health programs outside the United States.
Competition
The healthcare equipment, pharmaceutical and medical device industry sectors in which we operate are highly competitive. We compete with many companies, both public and private, that range in size from small, highly focused businesses to large diversified multinational manufacturers of healthcare and pharmaceutical equipment, as more fully described below.
While we do not believe there are any other companies that offer a ready-to-fill syringe with safety features which are fully integrated within the glass barrel, there is a highly concentrated market for the production of standard ready-to-fill syringes for supply to pharmaceutical manufacturers. We are aware of five companies which specialize in the production and supply of glass ready-to-fill syringes. These companies are Becton, Dickinson and Company, or BD, Gerresheimer Bünde GmbH, MGlas AG, SCHOTT forma vitrum AG, and Nuova Ompi. All of these companies are larger and better capitalized than we are, and have an extensive base of pharmaceutical customers. We estimate the market concentration rate for these five companies to be around 95%. We believe BD’s market share to be in excess of 50%, as it has supply relationships with most pharmaceutical companies and contract manufacturing organizations. Of these five aforementioned companies, we believe that BD is the only one which also markets and supplies ancillary safety products for attachment onto standard prefilled syringes to assist pharmaceutical companies in their compliance with needlestick prevention laws. We are aware of another specialist supplier of ancillary safety products, Safety Syringes Inc, which has contracts with a number of pharmaceutical manufacturers.
We have sought to strengthen our competitive position in this marketplace in a number of ways. For example, the design of the Unifill syringe incorporates the use of a glass barrel which requires shaping at only one end. As a result, the glass barrel for the Unifill syringe can be sourced from the many global suppliers of glass cartridges and not just the five specialty manufacturers mentioned above.
The global market for clinical (non-pre-filled) plastic syringes is highly competitive, with at least 50 manufacturers located across North America, Europe and the Asia-Pacific. The market for clinical safety syringes is relatively less competitive, yet highly concentrated. We believe BD is the largest global supplier of clinical safety syringes. Other companies which compete in this market sector include Retractable Technologies, Inc, Covidien and Smiths Medical. All of these companies offer a full range of clinical safety syringes, operate a strong sales, distribution and customer support network, and have existing supply relationships with major healthcare buying groups.
Research and Development
During the fiscal years ended June 30, 2009 and 2008, we incurred approximately $1.0 million and $0.5 million, respectively, on research and development of our technologies. Research and development costs include activities related to the research, development, design, testing, and manufacturing of prototypes of our products. It also includes clinical activities and regulatory costs. Research and development costs also include costs associated with certain consultants engaged in research and development activities along with a portion of the overhead costs we incur to operate our manufacturing facility. We expect our research and development expenses to continue as we continue to develop other pipeline product variants of our technology such as the Unitract clinical range of larger syringe sizes.

Employees
As of December 22, 2009, we had 97 employees, of whom approximately 77 are engaged in operations activities including research and development, quality assurance and manufacturing activities, five are engaged in marketing and clinical activities and 15 are engaged in finance, legal and other administrative functions. All but four of our employees and all of our executive officers are located at our facilities in Central Pennsylvania. All but two of our employees are full-time employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relations with our employees to be good.
Corporate History
Unilife Corporation was incorporated in Delaware on July 2, 2009, and is currently a wholly-owned subsidiary of UMSL. As we describe in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Redomiciliation.” On January 27, 2010, Unilife Corporation became the parent company of UMSL upon completion of the redomiciliation and UMSL’s shareholders and optionholders exchanged their interests in UMSL for equivalent interests in Unilife Corporation. Our principal executive offices are located at 633 Lowther Road, Lewisberry, PA 17339. Our telephone number at this address is +1 717 938-9323.
UMSL was incorporated on June 28, 1985, in South Australia, Australia. The registered office of UMSL is located at Suite 3, Level 11, 1 Chifley Square, Sydney NSW 2000. Originally known as Musgrave Block Holdings Limited, UMSL acquired all of the issued shares of Unitract Pty Limited in November 2002, and changed its name to Unitract Limited (now Unilife Medical Solutions Limited), listed on the Australian Securities Exchange, or ASX under the ticker “UNI” and continued the business operations of Unitract Pty Limited and the development of Unitract Pty Limited’s retractable syringe project. In January 2007, in order to obtain a manufacturing presence in the United States, UMSL acquired all the stock of Integrated BioSciences, Inc., a Pennsylvania-based company, which changed its corporate name to Unilife Medical Solutions, Inc. in February 2009. At the time of its acquisition by UMSL, Integrated BioSciences, Inc. was in the business of contract manufacturing of syringes for third parties and developing automated assembly equipment.

Item 1A.	Risk Factors
Our business faces many risks. We believe the risks described below are the material risks facing the Company. However, the risks described below may not be the only risks we face. Additional unknown risks or risks that we currently consider immaterial may also impair our business operations. If any of the events or circumstances described below actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our shares of common stock could decline significantly. Investors should consider the specific risk factors discussed below, together with the “Cautionary Note Regarding Forward-Looking Information” and the other information contained in this Form 10 and the other documents that we will file from time to time with the Securities and Exchange Commission.
Risks Relating to Our Business
Our success depends in large part on our ability to finalize the design of and complete the industrialization program for our primary product, the Unifill syringe. If we experience problems or delays in completing these activities, our business, including our ability to generate significant revenues, will be materially and adversely affected.
We commenced the industrialization program for the Unifill syringe in July 2008 and expect to finalize the design of and complete the industrialization program for the product, as well as the development of production systems to support its manufacture and commercial sale, by the end of calendar year 2010. Since the Unifill syringe is our primary product, any failure or significant delay in completing these activities could materially harm our business and our ability to generate any significant amount of revenues for the foreseeable future. We do not expect that our existing contract manufacturing business will generate significant revenues in the future. In addition, our contract with B. Braun expired on December 31, 2009 and while we and B. Braun continue to operate under the contract, there is no assurance that we will be able to renew this contract on favorable terms, if at all.

Our business is substantially dependent on our relationship with our strategic partner, sanofi-aventis, which is funding the industrialization program for the Unifill syringe, and our revenues from other sources are not significant.
To date, we have derived a substantial majority of our revenues from our exclusive licensing and industrialization agreements with sanofi-aventis. For the year ended June 30, 2009, our revenues from these agreements were $16.1 million, which represented 81% of our revenues for the period. We expect that revenues from sanofi-aventis will continue to account for a substantial majority of our revenues at least through the end of calendar 2010, which is when we expect to complete our industrialization program for the Unifill syringe. In addition, we will need to negotiate successfully with sanofi-aventis to finalize a supply agreement for the Unifill syringe. Even if we finalize this agreement and commence commercial sales to sanofi-aventis, we expect that sanofi-aventis will be our most significant customer, at least until its exclusive period terminates, and that revenues from sanofi-aventis will continue to account for a substantial majority of our revenues and cash flows from operations. Any termination or material breach of the existing agreements between sanofi-aventis and us, any failure to successfully negotiate a supply agreement, or any failure to perform under any supply agreement that we do negotiate, would be likely to materially and adversely affect our business.
Our research and development and other operating expenses are significant and we do not expect to be profitable unless and until we complete our industrialization program, negotiate a supply agreement with sanofi-aventis or other pharmaceutical companies and begin commercial sale of the Unifill syringe.
We have incurred and will continue to incur significant research and development expenses for the completion of the industrialization program for the Unifill syringe, as well as for the development of other product variants of our technology such as the Unitract Clinical Range of larger syringe sizes. We will also incur general and administrative expenses related to increasing our manufacturing operations, expanding our sales and marketing capabilities, seeking regulatory approvals, and complying with the requirements related to being a public company in both the United States and Australia. We will not be profitable unless we are successful in developing and commercializing the Unifill syringe and other new products, obtaining regulatory approvals, and manufacturing, marketing and selling commercial products.
The Unifill syringe has been designed to be compatible with the drug manufacturing systems currently utilized by sanofi-aventis, which may hinder our ability to sell the product to other pharmaceutical customers whose manufacturing processes may not be compatible with our current product designs.
The Unifill syringe has been designed to be compatible with the drug filling and packaging systems of sanofi-aventis. While the standard glass barrels to be used for the Unilfill syringe are also currently utilized by most pharmaceutical companies, the specific processes used by other pharmaceutical companies to fill, manufacture or package prefilled syringes with an injectable drug product may vary from those of sanofi-aventis. Furthermore, pharmaceutical companies may in some cases require the use of materials which are biocompatible with a particular drug compound and to which we do not have access. Such events may require design, material or process changes to our product, or restrict our ability to enter into supply relationships with other pharmaceutical companies and accordingly, may have a material adverse effect on our results of operations and financial condition.
Our ability to successfully market and sell our safety syringes outside of the pharmaceutical market may be impaired until we are able to offer a full range of safety syringes in sizes commonly used in acute-care facilities.
In addition to the Unifill syringe, our product portfolio also includes the Unitract 1mL syringe, a plastic syringe which we refer to as a clinical syringe. Acute-care hospitals are the largest single healthcare market for clinical syringes. These facilities use a range of clinical syringes, including 1mL, 3mL and 5mL sizes, for the subcutaneous and intramuscular administration of therapeutic drugs and vaccines. We have completed development and secured regulatory approvals only for the marketing and sale of our Unitract 1mL syringe. While we intend to market the Unitract 1mL syringe to other healthcare sectors in addition to acute-care facilities, our ability to market and sell our safety syringes successfully may be impaired until we are able to offer clinical syringes in a full range of sizes.
Our success will depend on the full commercialization of our current products, and the development and commercialization of other pipeline products. There can be no assurance that we will be successful in these efforts.
A significant element of our strategy focuses on developing products that deliver greater benefits to pharmaceutical companies, healthcare workers and patients. The development of these products requires significant research and development, clinical evaluations and regulatory approvals. The results of our product development efforts may be affected by a number of factors, including our ability to innovate, develop and manufacture new products, complete clinical trials, obtain regulatory approvals and secure customer orders for these products. In addition, patents attained by others can preclude or delay our commercialization of a product. There can be no assurance that any products now in development, or that we may seek to develop in the future, will achieve technological feasibility, obtain regulatory approval or gain market acceptance.

We need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our efforts in developing our new manufacturing facility and in our product development or commercialization programs.
We are in the process of developing a new manufacturing facility in central Pennsylvania. We estimate the total cost to be approximately $26 million. We intend to internally fund $9 million of the cost and seek external financing for up to $17 million. Although we currently believe that our current cash resources, together with our anticipated cash flows, will be sufficient to fund our operations (other than the development of the new manufacturing facility which we expect to finance in part with the proceeds of external financing) through at least the end of fiscal 2010, we may also need to obtain additional funding in the future for our product development programs and commercialization efforts. In particular, if the amount of funding that sanofi-aventis has agreed to provide to us under the industrialization agreement is insufficient to complete the industrialization program for the Unifill syringe, we may need to obtain additional funding unless sanofi-aventis were to agree to provide us with additional funding, which it has no obligation to provide. We cannot assure you that we will be able to raise capital when needed on terms favorable to us, or at all. If we raise additional funds from debt financing, we may be obligated to abide by restrictive covenants contained in the debt financing agreements, which may make it more difficult for us to operate our business. If we raise additional funds through the issuance of equity securities, our shares of common stock may suffer dilution. If we are unable to secure additional funding when needed, our ability to develop the new manufacturing facility and continue in our product development and commercialization programs would be delayed, reduced or eliminated.
We may encounter difficulties managing our growth, which could materially harm our business.
We expect to expand our operations and grow our research and development, product development, regulatory, manufacturing, sales, marketing and administrative operations. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. To manage our growth and to develop and commercialize our products, we will be required to improve existing, and implement new, operational and financial systems, procedures and controls and expand, train and manage our growing employee base. In addition, we will need to manage relationships with various manufacturers, suppliers, customers and other organizations. Our ability to manage our operations and growth will require us to improve our operational, financial and management controls, as well as our internal reporting systems and controls. We may not be able to implement such improvements to our management information, disclosure controls and procedures and internal control systems in an efficient and timely manner and may discover deficiencies in existing systems and controls. Our failure to accomplish any of these tasks could materially harm our business.
We depend on our executive officers and key personnel and the loss of them could adversely affect our business.
Our success depends upon the efforts and abilities of our executive officers and other key personnel, particularly Mr. Alan Shortall, our Chief Executive Officer, to provide strategic direction, manage our operations and maintain a cohesive and stable environment. Although we have employment agreements with Mr. Shortall and other key personnel, as well as incentive compensation plans that provide various economic incentives for them to remain with us, these agreements and incentives may not be sufficient to retain them. Our ability to operate successfully and manage our potential future growth also depends significantly upon our ability to attract, retain and motivate highly skilled and qualified research, technical, clinical, regulatory, sales, marketing, managerial and financial personnel. We face intense competition for such personnel, and we may not be able to attract, retain and motivate these individuals. The loss of our executive officers or other key personnel for any reason or our inability to hire, retain and motivate additional qualified personnel in the future could prevent us from sustaining or growing our business. In addition, we have a limited history of operations under our current officers and directors. Our officers have not worked together for an extensive length of time. If for any reason our management members cannot work efficiently as a team, our business will be adversely affected.
We will incur increased costs as a result of being a US reporting company and we have no experience as a US reporting company.
Upon the effectiveness of this registration statement, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Although UMSL has been listed on the ASX for several years and has been required to file financial information and make certain other filings with the ASX, our status as a U.S. reporting company under the Exchange Act will cause us to incur additional legal, accounting and other expenses that we have not previously incurred, including costs related to compliance with the requirements of the Sarbanes-Oxley Act of 2002. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If our internal control over financial reporting or our disclosure controls and procedures are found not to be effective by management or by an independent registered public accounting firm or if we make disclosure of existing or potential significant deficiencies or material weaknesses in those controls, investors could lose confidence in our financial reports, the price of our shares of common stock may decline, and we may be subject to increased risks and liabilities.
After we become a U.S. reporting company, we will be subject to the Sarbanes-Oxley Act of 2002 and applicable rules and regulations thereunder. Section 404 of the Sarbanes-Oxley Act will require that we include a report of our management on our internal control over financial reporting and a report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting in our Annual Report on Form 10-K beginning with our annual report for the fiscal year ending June 30, 2011. We will also have to include quarterly reports and certifications of our management regarding the effectiveness of our disclosure controls and procedures. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent review, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our internal controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from the way we interpret them. Our management may also conclude that our disclosure controls and procedures are not effective.
If we fail to achieve and maintain an effective internal control environment and disclosure controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our shares of common stock. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.
We have limited sales, marketing and distribution experience.
We have a small internal team to support the training of appointed distributors in the marketing and clinical use of our Unitract 1mL syringes. Although we intend to expand this team as we commence sales of our Unitract 1mL syringes, appoint additional distributors and commercialize our larger-sized clinical syringes, we will have to devote significant financial and management resources to this effort. In developing our sales, marketing and distribution functions, we could face a number of risks, including:
•	we may not be able to attract and build a significant marketing or sales force;
•	the cost of establishing, training and providing regulatory oversight for a marketing or sales force may be substantial; and
•	there are significant legal and regulatory risks in medical device marketing and sales, and any failure to comply with all legal and regulatory requirements for sales, marketing and distribution could result in enforcement action by the FDA or other authorities that could jeopardize our ability to market our product(s) or could subject us to substantial liability.
We have outsourced the development of automated assembly systems for our Unifill syringe to Mikron Assembly Technology, a third-party contractor. Our ability to commercialize the Unifill syringe will be dependent on the ability of this contractor to provide these systems according to specifications and in a timely manner.
We have outsourced the development of automated assembly systems for our Unifill syringe to Mikron Assembly Technology, a third party equipment manufacturer. The development of a pilot system with a target production capacity of approximately 60 million units per year began in December 2009 with completion and installation scheduled for the fourth quarter of 2010. Additional assembly lines with higher annual manufacturing capacity are expected to commission and operate beyond 2010. The failure of this company to supply these automated assembly systems to us which meet contracted specifications in a timely manner will significantly impair our business activities and the completion of the industrialization program.
If we experience delays in developing our new manufacturing facility, our ability to produce our Unifill syringe in commercial quantities would be impaired, which would harm our business. In addition, all of our current commercial and production activity takes place in one facility which subjects us to risk if we were to experience a catastrophic event at this facility.
We have a 50,000 square foot FDA-registered, medical device production facility in Lewisberry, Pennsylvania, for the production of the Unilife 1mL syringes and for the future production of the Unifill syringes. However, we will need to expand our manufacturing capabilities in order to produce Unifill syringes and our other products in the quantities that may be necessary to meet anticipated market demand. We are in the process of developing additional manufacturing facilities in central Pennsylvania in conjunction with Keystone Redevelopment Group LLC, a Pennsylvania-based real estate company. We may not successfully complete the development of the new manufacturing facility in a timely manner, or at all. If we are unable to do so, we may not be able to produce our products in sufficient quantities to meet the requirements for the launch of the products or to meet future demand, if at all.

In addition, because all of our operations are currently conducted out of our Lewisberry facility, a catastrophic event, such as fire, natural disaster, pandemic, war, terrorism, labor disruption or governmental actions taken in response to such an event, could severely disrupt our business activities and adversely affect our results of operations and financial condition.
Our manufacturing facilities and the manufacturing facilities of our suppliers must comply with applicable regulatory requirements. If we or they fail to achieve or maintain regulatory approval for these manufacturing facilities, our business and our results of operations would be harmed.
Commercialization of our products requires access to, or the development of, manufacturing facilities that meet applicable regulatory standards to manufacture a sufficient supply of our products. In addition, the FDA must approve facilities that manufacture our products for US commercial purposes, as well as the manufacturing processes and specifications for the product. Suppliers of components of, and products used to manufacture, our products must also comply with FDA and foreign regulatory requirements, which often require significant time, money and record-keeping and quality assurance efforts and subject us and our suppliers to potential regulatory inspections and stoppages. We and our suppliers may not satisfy these requirements. If we or our suppliers do not achieve or maintain required regulatory approval for our manufacturing operations, our commercialization efforts could be delayed, which would harm our business and our results of operations.
The costs of raw materials have a significant impact on the level of expenses that we incur. If the prices of raw materials and related factors such as energy prices increase, and we cannot pass those price increases on to our customers, our results of operations and financial condition would suffer.
We use a number of raw materials including polymer plastics. The prices of many of these raw materials, such as those sourced from petroleum-based raw materials, are cyclical and volatile. While we would generally attempt to pass along increased costs to our customers in the form of sales price increases, we might not be able to do so, for competitive or contract-related reasons or otherwise. If we could not set our prices to reflect the costs of our raw materials, our results of operations and our financial condition would suffer.
Disruptions in the supply of key raw materials and difficulties in the supplier qualification process could adversely impact our operations.
We employ a supply chain management strategy which seeks to source components and materials from a number of established third party companies. Where possible, we seek to establish dual contracts for the supply of particular components or services. However, there is a risk that our supply lines may be interrupted in the event of a supplier production problem, material recall or financial difficulties. If one of our suppliers is unable to supply materials required for production of our products or our strategies for managing these risks are unsuccessful, we may be unable to complete the production of sufficient quantities of product to fulfill customer orders, or complete the qualification of new replacement materials for some programs in time to meet future production requirements. Prolonged disruptions in the supply of any of our key raw materials, difficulty in completing qualification of new sources of supply, or in implementing the use of replacement materials or new sources of supply, could have a material adverse effect on our results of operations, our financial condition or cash flows.
Some companies we may utilize for the supply of components are also competitors, and they could elect to cease supply relationships with us in the future for competitive reasons.
Some companies we may utilize for the supply of components for the Unifill syringe also develop and market their own safety products which can be attached onto standard prefilled syringes. These companies may elect to cease supply relationships with us in the future for competitive reasons. This may disrupt our supply chain, cause difficulties in the qualification of new sources of supply and impair our ability to supply customer orders. Such events may have a material adverse effect on our results of operations, our financial condition or cash flows.

The medical device industry is very competitive.
Competition in the medical device industry is intense. We face this competition from a wide range of companies. These include large medical device companies, most of which have greater financial and human resources, distribution channels and sales and marketing capabilities than we do. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products. Factors affecting our competitive position include, for example, product design and performance, product safety, sales, marketing and distribution capabilities, success and timing of new product development and introductions and intellectual property protection.
We may be adversely impacted by next generation drug delivery technologies.
Much of our potential sales and potential profitability depends to a large extent on the sale of drug products delivered by subcutaneous or intramuscular injection. Other device companies, and pharmaceutical companies, are attempting to develop alternative therapies or drug administration systems such as needle-free or intradermal injection technology for the treatment or prevention of various diseases. The development of new or improved products, processes or technologies by other companies may render our products or proposed products obsolete or less competitive. If the products developed in the future by our customers or potential customers use another delivery system, our sales and potential profitability could suffer. Furthermore, we will be largely reliant upon the receipt of revenues from the sale of the Unifill syringe and the Unilife 1mL syringe and will not have the benefit of diversification.
We are subject to extensive regulation.
We are subject to extensive regulation by the FDA pursuant to the FDC Act, by comparable agencies in other countries, and by other regulatory agencies and governing bodies. Our products must receive clearance or approval from the FDA or counterpart non-U.S. regulatory agencies before they can be marketed or sold. The process for obtaining marketing approval or clearance may take a significant period of time and require the expenditure of substantial resources. The process may also require changes to our products or result in limitations on the indicated uses of the products. As a result, our expectations with respect to marketing approval or clearance may prove to be inaccurate and we may not be able to obtain marketing approval or clearance in a timely manner or at all. For example, we have experienced two recent delays in our ability to commence commercial sales of U.S.-manufactured stock of our Unitract 1mL syringes due to the delay in obtaining the FDA clearance. In addition, regulatory requirements outside the U.S. change frequently, requiring prompt action to maintain compliance, particularly when product modifications are required.
Following the introduction of a product, these agencies also periodically review our manufacturing processes and product performance. Our failure to comply with the applicable good manufacturing practices, adverse event reporting, clinical trial and other requirements of these agencies could delay or prevent the production, marketing or sale of our products and result in fines, delays or suspensions of regulatory clearances, closure of manufacturing sites, seizures or recalls of products and damage to our reputation.
We are subject to regulation by governments around the world, and if these regulations are not complied with, existing and future operations may be curtailed, and we could be subject to liability.
The design, development, manufacturing, marketing and labeling of our products are subject to regulation by governmental authorities in the United States, Europe and other countries, including the FDA. The regulatory process can result in required modification or withdrawal of existing products and a substantial delay in the introduction of new products. Also, it is possible that regulatory approval may not be obtained for a new product. Our business may be adversely affected by changes in the regulation of drug products and medical devices.
Our target pharmaceutical customers are also subject to government regulations for the manufacturing, approval, marketing and labeling of therapeutic drug products. An effect of the governmental regulation of our customers’ injectable drug products and manufacturing processes is that compliance with regulations makes it costly and time consuming to transition to the use of our devices for existing products, or to secure approval for pipeline products targeted for use with our devices. If regulation of our customers’ products incorporating our devices increases over time, it is likely that this would adversely affect our sales and profitability.

Product defects could adversely affect the results of our operations.
The design, manufacture and marketing of medical devices involve certain inherent risks. Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the product can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by the FDA or similar governmental authorities in other countries), and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals.
We may be sued for product liability, which could adversely affect our business.
The design, manufacture and marketing of medical devices carries a significant risk of product liability claims. We may be held liable if any product we develop and commercialize causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing, sale or consumer use. In addition, the safety studies we must perform and the regulatory approvals required to commercialize our medical safety products will not protect us from any such liability. We carry product liability insurance. However, if there were to be product liability claims against us, our insurance may be insufficient to cover the expense of defending against such claims, or may be insufficient to pay or settle such claims. Furthermore, we may be unable to obtain adequate product liability insurance coverage for commercial sales of any of our approved products. If such insurance is insufficient to protect us, our results of operations will suffer. If any product liability claim is made against us, our reputation and future sales will be damaged, even if we have adequate insurance coverage. We also intend to seek product liability insurance for any approved products that we may develop or acquire in the future. There is no guarantee that such coverage will be available when we seek it or at a reasonable cost to us.
We may not be able to effectively protect our intellectual property rights which could have an adverse effect on our business, financial condition or results of operations.
Our success depends in part on our ability to obtain and maintain protection in the United States and other countries of the intellectual property relating to or incorporated into our technology and products. Our intellectual property portfolio includes, in addition to trademarks and trade secrets, 24 issued patents in 13 countries, a significant number of patent applications pending in the United States, Australia and the countries covered under the Patent Cooperation Treaty. Our patents expire at various dates between 2018 and 2028. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will provide us with any competitive advantage. Even if issued, existing or future patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of terms of patent protection we may have for our products. Changes in patent laws or their interpretation in the United States and other countries could also diminish the value of our intellectual property or narrow the scope of our patent protection. In addition, the legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In order to preserve and enforce our patent and other intellectual property rights, we may need to make claims or file lawsuits against third parties. This can entail significant costs to us and divert our management’s attention from developing and commercializing our products.
Intellectual property litigation could be costly and disruptive to us.
The retractable syringe product lines in which we compete are relatively new inventions with numerous companies having patents. In recent years, there have been several patent infringement suits involving other industry participants. To-date, we have not been subject to any such patent infringement suits and also hold freedom to operate reports which we believe indicate that our technology and associated products are substantially different from other known patents. There is no assurance, however, that third parties will not assert any patent, copyright, trademark and other intellectual property rights to technologies used in our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel or require us to pay substantial damages. If we are unsuccessful in defending ourselves against these types of claims, we may be required to do one or more of the following:
•	stop, delay or abandon our ongoing or planned commercialization of the product that is the subject of the suit;
•	attempt to obtain a license to sell or use the relevant technology or substitute technology, which license may not be available on reasonable terms or at all; or

•	redesign those products that use the relevant technology.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.
In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how. We generally seek to protect this information by confidentiality agreements with our employees, consultants, scientific advisors and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.
Impairment of our goodwill, which represents a significant portion of our total assets, would adversely affect our net income and we may never realize the full value of our goodwill.
A substantial portion of our assets is composed of goodwill, which we recorded as a result of our acquisition activities. Goodwill is subject to, at a minimum, an annual impairment assessment of its carrying value. Goodwill impairment is deemed to possibly exist if the net book value of a reporting unit exceeds its estimated fair value. Any material impairment of our goodwill would likely have a material adverse impact on our results of operations and financial condition.
Fluctuations in foreign currency exchange rates could adversely affect our financial condition and results of operations.
Currently, the majority of our revenues are derived from payments under our industrialization agreement with sanofi-aventis which provides that sanofi-aventis will pay us in euros, while we incur most of our operating expenses in U.S. dollars or Australian dollars. Changes in foreign currency exchange rates can affect the value of our assets and liabilities, and the amount of our revenues and expenses. We do not currently try to mitigate our exposure to currency exchange rate risks by using hedging transactions. We cannot predict future changes in foreign currency exchange rates, and as a result, we may suffer losses as a result of future fluctuations.
Risk Factors Related to Our Shares of Common Stock
An active trading market for our shares of common stock in the United States may not develop and the trading price of our shares of common stock may fluctuate significantly.
Prior to the effective date of this registration statement, our shares have not been listed on any U.S. securities exchange and there has been only a limited trading market in our shares in the United States. Although we have applied to list our shares of common stock on Nasdaq, in connection with this registration statement, a liquid public market for our shares may not develop in the United States. If an active trading market does not develop in the United States, the market price and liquidity of our shares may be adversely affected.
Prior to the redomiciliation which was completed on January 27, 2010, the ordinary shares of UMSL were traded on the ASX. After the redomiciliation, Unilife Corporation replaced UMSL as the listed entity on the ASX and its shares of common stock are now traded on the ASX in the form of CDIs. It is possible that the development of an active trading market in the United States may be adversely impacted by the existence of a trading market for CDIs in Australia.
The price of UMSL’s ordinary shares on ASX has been volatile and it is likely that the price of our shares and CDIs, on both Nasdaq and the ASX, may also be volatile, which means that it could decline substantially within a short period of time. The trading price of the shares may fluctuate, and investors may experience a decrease in the value of the shares that they hold, sometimes regardless of our operating performance or prospects. The trading price of our common stock could fluctuate significantly for many reasons, including the following:
•	future announcements concerning our business and that of our competitors including in particular, the progress of our industrialization program for the Unifill syringe;
•	regulatory developments, enforcement actions bearing on advertising, marketing or sales of our current or pipeline products;

•	quarterly variations in operating results;
•	introduction of new products or changes in product pricing policies by us or our competitors;
•	acquisition or loss of significant customers, distributors or suppliers;
•	business acquisitions or divestitures;
•	changes in third party reimbursement practices;
•	fluctuations of investor interest in the medical device sector; and
•	fluctuations in the economy, world political events or general market conditions.
If there are substantial sales of our shares of common stock, our share price could decline.
As of February 3, 2010, we had 53,783,769 shares of common stock issued and outstanding. All of those shares of common stock other than approximately 4,422,142 shares held by our affiliates, will be freely tradable under the Securities Act. Commencing 90 days after the effectiveness of this registration statement, shares held by our affiliates will be eligible for resale pursuant to Rule 144. If our stockholders sell a large number of shares of common stock or the public market, should one develop, perceives that our stockholders might sell a large number of shares, the prices at which our common stock trades could decline significantly.
In addition, as of the date of this registration statement, 10,430,422 shares of our common stock are subject to outstanding stock options. We plan to file a registration statement on Form S-8 to cover the issuance of approximately 9,862,500 shares of our common stock that are issuable upon the exercise of outstanding options or options that may be issued in the future under our employee benefit plans. We may also file a registration statement on Form S-1 or another appropriate form to cover the resale of shares of our common stock that are issuable upon the exercise of options not eligible for inclusion in a registration statement on Form S-8. Even if no such registration statement is filed, the shares of our common stock issuable upon the exercise of options may be sold in reliance upon Rule 144 or another exemption from registration. The exercise of those options may have a dilutive effect on current stockholders and if those parties exercising their options choose to sell their shares, it could have an adverse effect on the market price for our shares.
We do not intend to pay cash dividends in the foreseeable future.
For the foreseeable future, we do not intend to declare or pay any dividends on our common stock. We intend to retain our earnings, if any, to finance the development and expansion of our business and product lines. Any future decision to declare or pay dividends will be made by our board of directors and will depend upon a number of factors including our financial condition and results of operations. In addition, under our current bank financing agreements, we are not permitted to pay cash dividends without the prior written consent of the lender.
We may be subject to arbitrage risks.
Investors may seek to profit by exploiting the difference, if any, in the price of our shares of common stock on the Nasdaq and on the ASX. Such arbitrage activities could cause our stock price in the market with the higher value to decrease to the price set by the market with the lower value.

Our certificate of incorporation, bylaws, the Delaware General Corporation Law and the terms of our industrialization agreement with sanofi-aventis may delay or deter a change of control transaction.
Certain provisions of our certificate of incorporation and bylaws may have the effect of deterring takeovers, such as those provisions authorizing our board of directors to issue, from time to time, any series of preferred stock and fix the designation, powers, preferences and rights of the shares of such series of preferred stock; prohibiting stockholders from acting by written consent in lieu of a meeting; requiring advance notice of stockholder intention to put forth director nominees or bring up other business at a stockholders’ meeting; prohibiting stockholders from calling a special meeting of stockholders; requiring a 66 - 2/3 % majority stockholder approval in order for stockholders to amend our bylaws or adopt new bylaws; and providing that, subject to the rights of preferred shares, the number of directors is to be fixed exclusively by our board of directors. Section 203 of the Delaware General Corporation Law, from which we did not elect to opt out, provides that if a holder acquires 15% or more of our stock without prior approval of our board of directors, that holder will be subject to certain restrictions on its ability to acquire us within three years. In addition, our industrialization agreement with sanofi-aventis provides to sanofi-aventis the right to match a change of control proposal and to terminate the industrialization agreement under certain circumstances of a change of control event. See “Business — Strategic Partnership with sanofi-aventis”. These provisions may delay or deter a change of control of us, and could limit the price that investors might be willing to pay in the future for shares of our common stock.

Item 2.	Financial Information
Selected Financial Data
The following table presents our selected statement of operations data for the three months ended September 30, 2009 and 2008 and for each of the years in the five year period ended June 30, 2009 and our selected balance sheet data as of September 30, 2009 and as of June 30 of each year in the five year period ended June 30, 2009. The statement of operations data for the three months ended September 30, 2009 and 2008 and the balance sheet data as of September 30, 2009 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this registration statement. The statement of operations data for the years ended June 30, 2009, 2008 and 2007 and the balance sheet data as of June 30, 2009 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this registration statement. All such data should be read in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto included elsewhere in this registration statement. The statement of operations data for the years ended June 30, 2006 and 2005 and the balance sheet data as of June 30, 2007, 2006 and 2005 have been derived from our unaudited consolidated financial statements not included in this registration statement.

	Three months ended
	September 30,		Year ended June 30,
	2009	2008	2009	2008	2007 (b)	2006	2005
Statement of Operations Data:
Revenues	$3,108	$2,305	$19,976 (a)	$3,500	$2,070	$112	$42
Net loss	(2,064)	(1,616)	(517)	(8,537)	(8,969)	(8,220)	(6,466)
Basic loss per share	(0.06)	(0.05)	(0.02)	(0.26)	(0.38)	(0.35)	(0.41)
Diluted loss per share	(0.06)	(0.05)	(0.02)	(0.26)	(0.38)	(0.35)	(0.41)

Balance Sheet Data (end of period):
Total assets	$30,713	$24,058	$32,212	$18,499	$16,926	$9,953	13,872
Long-term debt, including current portion	2,991	3,657	3,133	7,209	4,261	106	157

(a)	Includes $16.1 million in connection with our exclusive licensing agreement and our industrialization agreement with sanofi-aventis.

(b)	Includes the results of Integrated BioSciences, Inc. since we acquired it on January 1, 2007.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated and condensed financial statements and related notes appearing elsewhere in this registration statement. This discussion and analysis includes certain forward-looking statements that involve risks, uncertainties and assumptions. You should review the “Risk Factors” section of this registration statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by such forward-looking statements. See “Cautionary Note Regarding Forward-Looking Information” at the beginning of this registration statement. References to our fiscal year refer to the fiscal year ending June 30.

Redomiciliation
On January 27, 2010, UMSL completed a redomiciliation from Australia to the State of Delaware pursuant to which shareholders and option holders of UMSL exchanged their interests in UMSL for equivalent interests in Unilife Corporation and Unilife Corporation became the parent company of UMSL and its subsidiaries. The redomiciliation was conducted by way of schemes of arrangement under Australian law. The issuance of Unilife Corporation common stock and stock options under the schemes of arrangement was exempt from registration under Section 3(a)(10) of the Securities Act of 1933, as amended.
Under the schemes, holders of UMSL ordinary shares or share options received one share of Unilife Corporation common stock or an option to purchase one share of Unilife Corporation common stock, for every six UMSL ordinary shares or share options, respectively , held by such holders, unless the holder elected to receive , in lieu of Unilife Corporation common stock , Chess Depositary Interests of Unilife Corporation, or CDIs (each representing one-sixth of one share of Unilife Corporation common stock, in which case such holder received one CDI for every UMSL ordinary share. The redomiciliation was approved by the Australian Federal Court, and approved by UMSL shareholders and option holders.
Overview
We are a U.S.-based medical device company focused on the design, development, manufacture and supply of a proprietary range of retractable syringes. Primary target customers for our products include pharmaceutical manufacturers and suppliers of medical equipment to healthcare facilities and patients who self-administer prescription medication. All of our syringes incorporate automatic and fully-integrated safety features which are designed to protect those at risk of needlestick injuries and other unsafe injection practices.
Our main product is the Unifill ready-to-fill syringe, which is designed to be supplied to pharmaceutical manufacturers in a form that is ready for filling with their injectable drugs and vaccines. We have a strategic partnership with sanofi-aventis, a large global pharmaceutical company, pursuant to which it has paid us a €10 million exclusivity fee and has committed to pay us up to an additional €17 million to fund our industrialization program for the Unifill syringe. Upon the scheduled completion of the industrialization program in late 2010, we expect to commence the supply and sale of the Unifill syringe to sanofi-aventis. We are also in discussions with other pharmaceutical companies that are seeking to obtain access to the Unifill syringe.
In addition, we have recently begun to manufacture our Unitract 1mL insulin syringes at our FDA-registered manufacturing facility in Lewisberry, Pennsylvania. Our Unitract 1mL syringes are designed primarily for use in healthcare facilities and by patients who self-administer prescription medication such as insulin. We have recently begun U.S. production of this syringe, which we expect to release commercially during the first half of 2010.
Recent Developments
Recent Equity Financing
On October 8, 2009, UMSL issued 3,460,344 ordinary shares in a private placement to a group of sophisticated and professional Australian investors and accredited investors in the United States, and subject to shareholder approval, agreed to issue to the investors an additional 2,831,191 ordinary shares and options to purchase 3,145,767 ordinary shares. UMSL obtained shareholder approval for the issuance of the additional ordinary shares and share options at a meeting held on November 13, 2009. All of the ordinary shares were issued at a price of A$5.10 per share for aggregate proceeds of A$32.1 million and all of the share options were issued for no additional consideration. Each of the share options is exercisable within three years after the date of grant. Half of the share options have an exercise price of A$7.50 per share, and the other half of the share options have an exercise price of A$12.00 per share. In conjunction with the private placement, UMSL’s Australian and New Zealand shareholders were offered, and some of them purchased, ordinary shares under a share purchase plan, at a price of A$5.10 per share, for a total consideration of A$21.5 million. In addition, after receiving shareholder approval on November 13, 2009, UMSL issued share options to purchase up to 500,000 ordinary shares to certain advisors and brokers as compensation for their services with respect to the private placement and the share purchase plan. These share options have the same terms as the share options issued to the investors. The proceeds from the private placement and the share purchase plan will be used to accelerate the expansion of our U.S. operational capabilities and production facilities, to purchase capital equipment and complete the industrialization program for the Unifill syringe.

While the private placement was conducted by UMSL prior to the redomiciliation, all of the share numbers and share option exercise prices referred to above give effect to the share consolidation effected in connection with the redomiciliation (one share of our common stock equals six ordinary shares of UMSL). The ordinary shares and share options issued in the placement were exchanged for shares of our common stock and options to purchase our common stock in connection with the redomiciliation.
Pennsylvania Economic Development Assistance
During October 2009, we accepted a $5.2 million offer of assistance from the Commonwealth of Pennsylvania. The offer includes $2.0 million for the development of our new global headquarters and manufacturing facility as well as up to $2.0 million in low-interest financing loans for land, building, acquisition and construction costs. The offer also includes a $0.5 million opportunity grant as well as $0.5 million in tax credits. Finally, the offer includes up to $0.2 million for the reimbursement of eligible job training costs. The offer is based on our proposed project being expected to create more than 200 new full-time jobs by December 31, 2012, to retain our 97 existing employees and to have a total cost of $86.0 million and is contingent upon us submitting complete applications for each of these programs. The $2.0 million for the development of our new global headquarters and manufacturing facility is contingent on the Pennsylvania legislature passing legislation raising the authorized debt level for the program under which that portion of the assistance would be provided. As the offer of assistance requires us to make formal applications for these programs, there may be a number of contingencies relating to the amount, if any, of funds that we may receive, the period over which we may receive those funds and our right to retain any funds that we do receive. We may have obligations under the programs that we may be unable to fulfill. We expect that these contingencies and our obligations under the programs will be more clearly identified during the application process. As a result, at this time, we cannot assure you that we will receive or have the right to retain all or any of the assistance for our current development project or otherwise.
Grant of Options to Consultant
On January 21, 2010, pursuant to an option deed, UMSL issued options to purchase 1,000,000 shares at an exercise price of A$6.33 per share (the number of options and exercise price take into account the share consolidation described below) to Edward Fine, a key consultant to the company in consideration of various services performed and to be performed by Mr. Fine for the company. In particular, Mr. Fine has consulted with the company in connection with a number of significant corporate events, including the negotiation of the industrialization agreement with sanofi-aventis, the October 2009 share placement and the acquisition of IBS in 2007. The Company anticipates that Mr. Fine’s role with the company will increase substantially as a result of its redomiciliation in the United States.
Each option becomes exercisable based on UMSL’s shares reaching the following closing prices on the ASX for 20 out of any 30 consecutive trading days between the grant date and the expiration date.as follows:
250,000 options vest when the ASX closing price reaches A$1.75;
166,666 options vest when the ASX closing price reaches A$2.00;
250,000 options vest when the ASX closing price reaches A$ 2.25;
166,667 options vest when the ASX closing price reaches A$2.75; and
166,667 options vest when the ASX closing price reaches A$3.22.
As with all other options replaced in connection with the redomiciliation, we are currently in the process of replacing this option deed with a Unilife Corporation option agreement which will provide for the number of options and exercise price to be adjusted so as to take into account the one for six share consolidation effected in connection with the redomicilation and which will also provide that vesting will be based on the trading price of our CDIs on ASX (as UMSL’s shares have been replaced with CDIs). Each option must be exercised within 74 days after the end of the calendar year in which such option vests and in no event later than January 30, 2015.
Critical Accounting Policies and Estimates
We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America. This requires management to make certain estimates, judgments and assumptions that could affect the amounts reported in the consolidated financial statements and accompanying notes. The following accounting policies require significant estimates, judgments and assumptions.
Goodwill
Goodwill is the excess of purchase price over the value of net assets acquired in business acquisitions. Goodwill is subject to, at a minimum, an annual impairment assessment of its carrying value. Additional impairment assessments would be performed if events and circumstances warranted such additional assessments during the year. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Estimated fair values of the reporting units are estimated using an earnings model and a discounted cash flow valuation model. The discounted cash flow model incorporates management’s estimates of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates and management’s judgment regarding the applicable discount rates used to discount those estimated cash flows. The estimated fair value of each reporting unit, if lower than the carrying value of the respective reporting unit (such carrying value determined after management allocation of certain shared assets), would then be allocated to the reporting unit’s net identifiable assets based on their respective estimated fair values. The remaining unallocated reporting unit fair value, if any, would then be compared to the carrying amount of that unit’s goodwill and, if lower, the Company would recognize an impairment charge to the extent of the deficiency. We did not record any goodwill impairments during fiscal 2009, 2008 or 2007.
The Company currently has two reporting units, each a component of its single syringe manufacturing operating segment. One reporting unit is comprised of our contract manufacturing business which was acquired in our January 2007 acquisition of Integrated BioSciences, Inc. and primarily assembles syringes for its limited customers. This reporting unit has no goodwill. The second reporting unit is comprised of our developing Unitract and Unifill syringe business, the base technology which we obtained as part of our November 2002 acquisition of Unitract Syringe Pty Limited and the manufacturing capability which we obtained in our acquisition of Integrated BioSciences, Inc.
In estimating the reporting unit’s fair value for purposes of the Company’s fiscal 2009 impairment assessments, management prepared a cash flow analysis for the following five years, limited to the expected cash flows from solely the Unitract business. Key assumptions used in the cash flow analysis included a) sales volume which was dependent on expected timing of the completion of the various phases of our production capabilities, b) selling prices we expect to achieve based on our market studies and indications from identified willing buyers of this product, c) gross margins of 26% to 40%, and d) a discount rate of 10%. While our Unitract syringe has only recently been commercialized after its regulatory approval in the United States and has yet to achieve significant sales, management believes that the assumptions used in the cash flow analysis are reasonable. Included in the cash flows analysis is expected expenditure needed to build up our Unitract production capability. While we expect the Unifill syringe business to be profitable, including a fairly short payback period on the costs to build production lines dedicated to the Unifill syringe, we did not include any of that expected business or development in our 2009 estimated cash flows analysis. Even without this Unifill business, the resulting estimated fair value of the Unitract portion of this reporting unit was in excess of the reporting unit’s entire carrying value by 68%.
In addition to the above, management compared the estimated fair value of the Unitract business portion of our second reporting unit to the Company’s market capitalization as of June 30, 2009. Market capitalization of $55.7 million was well in excess of the Unitract business’ fair value. Management also considered that market capitalization through early November 2009 continued to be in excess of the Unitract business’ fair value, thereby providing some further assurance that the reporting unit is not impaired.
Share-Based Compensation
Share-based compensation expense relating to options to purchase common stock is estimated at the grant date based on the fair value of the related stock option using the Black-Scholes option pricing model, with the exception of grants subject to market conditions which are valued based on a Barrier option pricing model. These models use various assumptions including the expected dividend yield, the risk-free interest rate, the expected volatility and the expected life. We have not historically paid dividends to our shareholders, and, as a result, we have assumed a dividend yield of 0%. The risk free interest rate is based upon the rates of Australian bonds with a term equal to that of the option. The expected volatility is based upon our historical share price. The expected life of the options to purchase common stock is based upon the outstanding contractual term of the stock option on the date of grant.
Revenue Recognition
We recognize revenue from licensing fees, industrialization efforts and products sold.

In June 2008, we granted an exclusive licensing arrangement to allow our pharmaceutical partner to use certain of our intellectual property in order and solely to develop in collaboration with us, our Unifill syringe for use in and sale to the pre-filled syringe market. The up-front, non-refundable fee paid for this license is being amortized over the expected life of the related agreement. In late fiscal 2009, we entered into an industrialization agreement with our pharmaceutical partner, retroactive to July 2008, under which we received payments upon achievement of certain pre-defined milestones in our development of the Unifill syringe. Revenue is recognized upon achievement of the “at risk” milestone events, which represents the culmination of the earnings process related to such events. Milestones include specific phases of the project such as product design, prototype availability, user tests, manufacturing proof of principle and the various steps to complete the industrialization of the product. Specific payment amounts and completion dates were established for each milestone payment. Revenue recognized is commensurate with the milestones achieved. Billings are similarly triggered, and we have no future performance obligations related to previous milestone payments. Each milestone payment is non-refundable when made.
We recognize revenue from sales of products at the time of shipment and when title passes to the customer.
Results of Operations
The following table summarizes our results of operations for the three months ended September 30, 2009 and 2008 and for the fiscal years ended June 30, 2009, 2008 and 2007.

	Three months ended
	September 30,		Year ended June 30,
	2009	2008	2009	2008	2007
			(in thousands)
Revenues	$3,108	$2,305	$19,976	$3,500	$2,070
Cost of sales	865	1,131	3,537	2,456	1,561

Gross profit	2,243	1,174	16,439	1,044	509

Operating expenses:
Research and development	399	131	1,048	532	265
Selling, general, and administrative	3,742	2,422	14,941	8,211	6,497
Depreciation and amortization	255	144	804	636	169
Impairment of property, plant and equipment	—	—	—	—	547
Loss on the sale of property, plant and equipment	—	—	—	—	1,608

Total operating expenses	4,396	2,697	16,793	9,379	9,086

Operating loss	(2,153)	(1,523)	(354)	(8,335)	(8,577)
Interest expense	47	125	249	459	537
Interest income	(5)	(120)	(361)	(203)	(111)
Other (income) expense, net	(131)	88	275	(54)	(34)

Net loss	$(2,064)	$(1,616)	$(517)	$(8,537)	$(8,969)

Weighted-average number of shares outstanding	36,762,142	34,348,301	34,426,353	32,938,477	23,413,811

Loss per share — basic and diluted	$(0.06)	$(0.05)	$(0.02)	$(0.26)	$(0.38)

Three Months Ended September 30, 2009 Compared to Three Months Ended September 30, 2008
Revenues. Revenues increased by $0.8 million or 34.8%. The increase was primarily attributable to $1.7 million in revenue recognized under our industrialization agreement with sanofi-aventis based on milestones achieved during the three months ended September 30, 2009. The increase in revenues was partially offset by a $0.9 million decrease in revenue earned from our contract manufacturing business.
Cost of sales. Cost of sales decreased by $0.3 million or 23.5%. The decrease was primarily attributable to a reduction in contract manufacturing sales and development activity, as no cost of sales were associated with the revenue recognized under the exclusive licensing and industrialization agreements.
Research and development expenses. Research and development expenses increased by $0.3 million, or 204.6% primarily as a result of additional expenditures to finalize the product specifications of our Unifill syringe.
Selling, general and administrative expenses. Selling, general and administrative expenses increased by $1.3 million or 54.5%. During the later part of fiscal 2009 and the three months ended September 30, 2009, we increased the workforce at our Lewisberry, Pennsylvania facility, and as a result incurred $0.7 million in additional payroll and other employee-related expenses and recruiting fees during the first quarter of fiscal 2010. Additionally, during the three months ended September 30, 2009, our share-based compensation expense, included in selling, general and administrative expenses, increased by $0.5 million. The increase resulted from the issuance of a significant number of stock options to employees, directors and consultants during the second, third and fourth quarters of fiscal 2009.
Depreciation and amortization expense. Depreciation and amortization expense increased by $0.1 million or 77.1%, which was primarily attributable to $1.8 million we spent to purchase additional property, plant and equipment during the three months ended September 30, 2009.
Interest expense. Interest expense decreased by $0.1 million, primarily as a result lower levels of outstanding debt.
Interest income. Interest income decreased by $0.1 million, primarily as a result of fluctuations in interest rates.
Other (income) expense. Other income during the three months ended September 30, 2009 was $0.1 million compared to other expense of $0.1 million during the three months ended September 30, 2008, primarily as a result of the appreciation of the US dollar against Australian dollar.
Income taxes. Due to the significant net operating losses recorded over the recent years, the Company fully offsets any related income tax benefits with increases to its valuation allowance, thereby resulting in no income tax provision or benefit recorded for either period.
Loss per share Due to the factors described above, net loss for the three months ended September 30, 2009 and 2008 was $2.1 million and $1.6 million, respectively. Basic and diluted loss per share was $0.06 and $0.05, respectively, on weighted average shares outstanding of 36,762,142 and 34,348,301, respectively. The increase in the weighted average shares outstanding was due to issuances of common stock in connection with option exercises during the three months ended September 30, 2009, as well as the issuance of 1.7 million shares of common stock to our chief executive officer in November 2008.
Fiscal Year 2009 Compared to Fiscal Year 2008
Revenues. Revenues increased by $16.5 million or 470.7%. The increase was primarily attributable to $13.6 million in revenue recognized under our industrialization agreement with sanofi-aventis based on milestones achieved during fiscal 2009. Additionally, we recognized $2.5 million in revenue under our exclusive licensing agreement with sanofi-aventis based on amortizing over the term of the related agreement the up front, non-refundable intellectual property licensing fee we received. Revenues from our contract manufacturing business decreased by $0.7 million in fiscal 2009.
Cost of sales. Cost of sales increased by $1.1 million or 44.0%. The increase was primarily attributable to an increase in the cost of plastics and commodities we use to assemble certain of our products within our contract business line and to higher payroll-related expenses resulting from hiring additional manufacturing personnel. There was no cost of sales associated with the exclusive licensing or industrialization agreements.

Research and development expenses. Research and development expenses increased by $0.5 million, or 97.0% primarily as a result of additional expenditures to finalize the product specifications of our Unifill syringe.
Selling, general and administrative expenses. Selling, general and administrative expenses increased by $6.7 million or 82.0%. During 2009, we significantly increased our workforce at our Lewisberry, Pennsylvania headquarters and manufacturing facility, which included hiring over ten management-level personnel for our operational, regulatory affairs and finance departments. As a result of these hires, we incurred $2.5 million in additional payroll, employee-related expenses and recruiting fees. In addition, we incurred $1.0 million in legal, consulting and professional fees, primarily related to our anticipated Nasdaq listing. Finally, during fiscal 2009, our share-based compensation expense, included in selling general and administrative expense, increased by $2.2 million. Of this increase, $1.5 million is due to the issuance of 1.7 million shares of common stock to our Chief Executive Officer in December 2008 and $0.7 million is due to additional expense resulting from significant issuances of stock options to employees, directors and consultants during fiscal 2009.
Depreciation and amortization expense. Depreciation and amortization expense increased by $0.2 million or 26.4%, which was primarily attributable to $3.0 million we spent to purchase additional property, plant and equipment.
Interest expense. Interest expense decreased by $0.2 million, primarily as a result of higher levels of outstanding debt during the prior year.
Interest income. Interest income increased by $0.2 million during fiscal 2009 primarily as a result of fluctuations in interest rates.
Other expense (income). Other expense during fiscal 2009 was $0.3 million compared to other income of $0.1 million during fiscal 2008, primarily as a result of the depreciation of the U.S. dollar against Australian dollar.
Income taxes. Due to the significant net operating losses recorded in recent years, we fully offset any related income tax benefits with increases to our valuation allowance, thereby resulting in no income tax provision or benefit recorded for either year.
Loss per share Due to the factors described above, net losses for the years ended June 30, 2009 and 2008 were $0.5 million and $8.5 million, respectively, with both basic and diluted losses per share totaling $0.02 and $0.26, respectively, on weighted average shares outstanding of 34,426,353 and 32,938,477 respectively. The increase in weighted-average shares outstanding is primarily due to 1.7 million shares of common stock issued to our chief executive officer in November 2008.
Fiscal Year 2008 Compared to Fiscal Year 2007
Revenues. Revenues increased by $1.4 million or 69.1%. The increase was primarily attributable to a full year of contract manufacturing business as compared to only six months in fiscal 2007, resulting from the acquisition of Integrated BioSciences, Inc. in January 2007.
Cost of sales. Cost of sales increased by $0.9 million or 57.3%. The increase was primarily attributable to a full year of contract manufacturing business as compared to only six months in fiscal 2007, resulting from the acquisition of Integrated BioSciences, Inc. in January 2007.
Research and development expenses. Research and development expenses increased by $0.3 million, or 100.8% primarily as a result of additional expenditures related to the development of our Unifill syringe.
Selling, general and administrative expenses. Selling, general and administrative expenses increased by $1.7 million or 26.4%. The increase is attributable to a full year of contract manufacturing business as compared to only six months in fiscal 2007, resulting from the acquisition of Integrated BioSciences, Inc. in January 2007. The increase is also attributable to a $0.3 million increase in non-cash compensation expense, which is included in selling general and administrative expense.
Depreciation and amortization expense. Depreciation and amortization expense increased by $0.5 million or 276.3%, which was primarily attributable to the acquisition of Integrated BioSciences, Inc. in January 2007.

Impairment of property, plant and equipment and associated loss on sale. During fiscal 2007, we ceased operations at an Australian facility and made the determination not to relocate the manufacturing equipment to the new U.S. facility. As a result, we recorded an impairment on property, plant and equipment of $0.5 million. We sold the equipment and recorded a loss of $1.6 million.
Interest expense. Interest expense decreased by $0.1 million, primarily as a result of lower interest expense related to the convertible notes issued during December 2006, as a majority of the notes were converted during fiscal 2007.
Interest income. Interest income increased by $0.1 million, primarily as a result of fluctuations in interest rates.
Other expense (income). Other income during fiscal 2008 and 2007 was $0.1 million.
Income taxes. Due to the significant net operating losses recorded over the recent years, we fully offset any related income tax benefits with increases to our valuation allowance, thereby resulting in no income tax provision or benefit recorded for either year.
Loss per share. Due to the factors described above, net losses for the years ended June 30, 2008 and 2007 were $8.5 million and $9.0 million, respectively, with both basic and diluted losses per share totaling $0.26 and $0.38, respectively, on weighted average shares outstanding of 32,938,477 and 23,413,811 respectively. The increase in weighted average shares outstanding is due to issuances of common stock related to the private placement and conversion of convertible debt into common stock during fiscal 2008.
Liquidity and Capital Resources
To date, we have funded our operations primarily from a combination of equity issuances by UMSL prior to the redomiciliation, borrowings under our bank term loans and payments from sanofi-aventis under our exclusive licensing and industrialization agreements. UMSL raised $2.2 million from its initial public offering in Australia in 2002, and since that offering, UMSL raised an aggregate of $31.9 million through private placements of ordinary shares. As of September 30, 2009, cash and cash equivalents were $4.0 million and our long-term debt was $3.0 million. As of June 30, 2009, cash and cash equivalents were $3.6 million and our long-term debt was $3.1 million. As described above under “Recent Equity Financing,” since July 1, 2009, we have also raised approximately A$32.1 million in equity financing. We also expect to receive $5.2 million in assistance from the Commonwealth of Pennsylvania and €5.5 million of additional milestone-based payments from sanofi-aventis under the industrialization agreement during fiscal 2010. We believe that our cash on hand, together with the amount described above will be sufficient to fund our operations and business expansion activities (other than the full development of a new manufacturing facility) through the next 12 months.
We are in the process of developing a new manufacturing facility in central Pennsylvania. We estimate the total cost of the development to be approximately $26.0 million. We intend to fund approximately $9.0 million of the cost from our own cash reserves and seek external financing for up to approximately $17.0 million for construction during the next 12 months.
We expect to fund the costs of the redomiciliation through cash from operations and cash on hand. These expenditures will be expensed as incurred. Additionally, we will incur increased costs as a result of becoming a U.S. reporting company, primarily in areas of human resources, tax, risk management, accounting and financial reporting, investor relations, legal and other services.
We expect that the costs we will incur in connection with the completion of our industrialization program will be offset by the revenue we earn under the industrialization agreement with sanofi-aventis.
The following table summarizes our cash flows during the three months ended September 30, 2009 and 2008 and for the fiscal years ended June 30, 2009, 2008 and 2007:

	Three months ended September 30,		Year ended June 30,
	(in thousands)
	2009	2008	2009	2008	2007
Net cash provided by (used in):
Operating activities	$2,119	$11,290	$6,795	$(7,623)	$(5,010)
Investing activities	(1,735)	(98)	(2,912)	(624)	(2,355)
Financing activities	346	(3,056)	(3,265)	7,882	8,378

Three Months Ended September 30, 2009 compared to Three Months Ended September 30, 2008
Net Cash Provided by Operating Activities
Net cash provided by operating activities during the three months ended September 30, 2009 was $2.1 million compared to $11.3 million during the three months ended September 30, 2008. The decrease in cash flow was primarily due to the 2008 receipt of $12.7 million under the exclusive licensing agreement with sanofi-aventis.
Net Cash Used in Investing Activities
Net cash used in investing activities increased by $1.6 million during the three months ended September 30, 2009, primarily due to costs incurred in connection with the purchase of machinery related to the pilot lines for our Unifill syringe.
Net Cash Provided by (Used in) Financing Activities
Net cash provided by financing activities during the three months ended September 30, 2009 was $0.3 million compared to net cash used in financing activities of $3.1 million during the three months ended September 30, 2008. During the three months ended September 30, 2009, we received $0.5 million from the issuance of common stock upon the exercise of stock options and made $0.1 million in principal payments on our long-term debt. During the three months ended September 30, 2008, we elected to terminate a licensing agreement that we determined was no longer consistent with our business strategies, and, as a final settlement, we repaid $2.3 million of the $3.0 million that we had originally received in 2008 under the licensing agreement, while retaining $0.7 million to cover related legal fees.
Fiscal Year 2009 Compared to Fiscal Year 2008
Net Cash Provided by (Used in) Operating Activities
Net cash provided by operating activities during fiscal 2009 was $6.8 million compared to net cash used in operating activities $7.6 million during fiscal 2008. The increase in cash flow was primarily due to $10.4 million of higher net income after adding back depreciation and amortization and share-based compensation expense. The increase was also attributable to $9.8 million of deferred revenue recorded in connection with our exclusivity agreement with sanofi-aventis, which was partially offset by amounts due from sanofi aventis under our industrialization agreement. Theses agreements were entered into during fiscal 2009.
Net Cash Used in Investing Activities
Net cash used in investing activities increased by $2.3 million, primarily due to significant costs incurred in connection with the production of machinery used in the manufacturing of our Unitract 1 mL Syringe. Additionally, during fiscal 2009, we incurred significant leasehold improvement costs at our Lewisberry, Pennsylvania headquarters and manufacturing facility.
During fiscal 2010, we expect to incur capital expenditures of approximately $12.0 million to purchase machinery required to manufacture our Unifill syringe and approximately $1.5 million to purchase machinery for the production of our Unitract 1 mL syringe. We may incur additional, less significant capital expenditures for general equipment, furniture and fixtures.
Net Cash (Used in) Provided by Financing Activities
Net cash used in financing activities was $3.3 million during fiscal 2009 compared to net cash provided by financing activities of $7.9 million during fiscal 2008. During fiscal 2009, we elected to terminate a licensing agreement that we determined was no longer consistent with our business strategies, and, as a final settlement, we repaid $2.3 million of the $3.0 million that we had originally received in 2008 under the licensing agreement, while retaining $0.7 million to cover related legal fees. During fiscal 2008, we received $2.8 million from the issuance of common stock and $1.9 million from the issuance of convertible debt.
Fiscal Year 2008 Compared to Fiscal Year 2007
Net Cash Used in Operating Activities
Net cash used in operating activities was $7.6 million during fiscal 2008 as compared to $5.0 million during fiscal 2007. The increase in cash flow was primarily due to $0.9 million of lower income after adding back depreciation and amortization, share-based compensation expense, impairment and a loss on the sale of property, plant and equipment in connection with the closing of a factory in Australia.
Net Cash Used in Investing Activities
Net cash used in investing activities decreased by $1.7 million during fiscal 2008 due to a decrease in the purchase of property, plant and equipment. During fiscal 2007, we incurred significant up-front fees in connection with the production of our machinery used to manufacture our 1 mL syringe.
Net Cash Provided by Financing Activities
Net cash provided by financing activities was $7.9 million during fiscal 2008 compared with $8.4 million during fiscal 2007. During fiscal 2008, we received $2.8 million from the issuance of common stock and $1.9 million from the issuance of convertible debt. During fiscal 2007, we received $3.5 million and $4.4 million from the issuance of common stock and convertible debt, respectively.

Contractual Obligations
The following table provides information regarding our contractual obligations as of June 30, 2009:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In Thousands)
Long-term debt	$3,133	$405	$653	$541	$1,534
Interest	811	148	222	170	271
Operating leases	1,253	455	755	43	—

Total contractual obligations	$5,197	$1,008	$1,630	$754	$1,805

Our term loans bear interest at a rate of prime plus 1.50%. The future contractual obligations for interest is based upon 4.75%, which is the prime rate as of June 30, 2009 (3.25%) plus 1.50%.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements as such term is defined in the SEC rules.
Recently Issued Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 represents the last numbered standard issued by the FASB under the old (pre-codification) numbering system, and amends the GAAP hierarchy. On July 1, 2009, the FASB launched its new codification (i.e. the FASB Accounting Standards Codification). The codification supersedes existing GAAP for nongovernmental entities. This Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We have adopted this Codification during our quarter ended September 30, 2009.
In December 2007, the FASB issued a new accounting standard included in ASC 805, Business Combinations, formerly SFAS No. 141 (revised), “Business Combinations.” ASC 805 significantly changes the accounting and disclosure requirements for business combinations. ASC 805 is effective for business combinations occurring in fiscal years beginning after December 15, 2008. ASC 805 will be applied prospectively to business combinations with an acquisition date on or after the effective date. The impact that the adoption of ASC 805 will have on our consolidated financial statements will be dependent upon the extent of future business combinations.
In December 2007, the FASB issued a new accounting standard included in ASC 810, Consolidation, formerly SFAS No. 160, “Non controlling Interests in Consolidated Financial Statements — and amendment of Accounting Research Bulletin No. 51”. This new standard establishes accounting and reporting standards for the non controlling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We currently have no noncontrolling interests and therefore, do not believe that the adoption of ASC 810 will have a material impact on our consolidated financial statements.
In April 2008, the FASB issued a new accounting standard included in ASC 350 Intangibles - Goodwill and Other, formerly FASB Staff Position (“FSP”) No. 142-3, “Determination of the Useful Life of Intangible Assets”. This new standard amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS Statement 142,”Goodwill and Other Intangible Assets”. This new standard also provides guidance for expanded disclosures related to the determination of intangible asset useful lives and is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We do not believe that the adoption of this new standard will have a material impact on our consolidated financial statements.
In June 2008, the FASB issued a new accounting standard included in ASC 260, Earnings Per Share, formerly FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. This new standard states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method and is effective for fiscal years beginning after December 15, 2008. We do not believe that the adoption of this new standard will have a material impact on our consolidated financial statements.
In May 2009, the FASB issued a new accounting standard included in ASC 855, Subsequent Events, formerly SFAS No. 165, “Subsequent Events.” ASC 855 sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 is effective for interim and annual periods ending after June 15, 2009.
In August 2009, the FASB issued Accounting Standards Update No. 2009-05, Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value, which provides guidance on how to measure liabilities at fair value in circumstances in which a quoted price in an active market for the identical liability is not available. This update is effective for the first reporting period, including interim periods, beginning after issuance. We have no liabilities that are governed by this update but will apply its provisions in the future as applicable.

Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risk from changes in interest rates and foreign currency exchange rates. Changes in these factors could cause fluctuations in our results of operations and cash flows.
Interest Rate Risk
Our exposure to interest rate risk is limited to our cash that is invested in money market funds with highly liquid short term investments and our variable interest rate term loans. We currently do not utilize derivative instruments to mitigate changes in interest rates.
Foreign Currency Exchange Rate Fluctuations
The majority of our revenues are derived from payments under our industrialization agreement received in euros while we incur most of our expenses in U.S. dollars and Australian dollars. For U.S. reporting purposes, we translate all assets and liabilities of our non-U.S. entities into U.S. dollars using the exchange rate as of the end of the related period and we translate all revenues and expenses of our non-U.S. entities using the average exchange rate during the applicable period. We currently do not utilize options or forward contracts to mitigate changes in foreign currency exchange rates.

Item 3.	Properties
We currently lease approximately 50,000 square feet of a building in Lewisberry, Pennsylvania under an operating lease expiring in August 2012 of which approximately 6,000 square feet are being used as our executive offices and the remaining 44,000 square feet are being used as our manufacturing facility and warehouse. The manufacturing facility is an FDA-registered medical device production facility. This facility has two class-eight clean rooms. The first clean room houses a fully automated assembly system used to manufacture our Unitract 1mL syringes. The other clean room is used to assemble non-proprietary medical devices under contract for outsourcing customers. Other areas of the manufacturing facility are used for offices, product design and prototyping, engineering activities and the construction of automated assembly systems.
We have also entered into a short-term lease for a small office building near our main facility. This office building is used for engineering and product development.
We also occupy an office of 1,100 square feet in Sydney, Australia under a lease expiring in May 2010. This office space is used for certain finance and administrative operations in Australia.
Development of New Global Headquarters and Manufacturing Facility
To support our business expansion activities, we are in the process of developing a new global headquarters and manufacturing facility in Pennsylvania in order to accommodate our projected demand for the Unifill syringe. We purchased a tract of land on which we intend to develop our own custom-built facility in conjunction with Keystone Redevelopment Group LLC, or Keystone, a Pennsylvania-based real estate company specialising in large scale redevelopment and complex economic development projects. The following paragraphs summarize the key aspects of the proposed development of the new facility.
Acquisition of Property
We, through Unilife Cross Farm, LLC, or Unilife CF, our newly formed subsidiary, acquired a 38 acre block of land in York County, Pennsylvania from Greenspring Partners, LP on November 16, 2009 for a purchase price of $2.0 million for the purposes of developing the new facility. The site is located approximately 9.5 miles from our current premises in Lewisberry, Pennsylvania.
Development Agreement
On December 14, 2009, Unilife CF entered into a development agreement with Keystone to develop the newly acquired property by constructing an approximately 165,000 square foot office, manufacturing, warehousing and distribution facility to our specifications. The new facility is initially intended to accommodate Unifill automated assembly lines with a combined annual capacity of 360 million units per year, as well as the Unitract 1mL automated assembly line and other contract manufacturing systems currently situated at our Lewisberry facility. The new facility will also include a 54,000 square foot office section that will function as our global headquarters and support administrative, marketing, new product development, quality laboratories and other operational functions.
The new facility has been designed to allow for an additional 100,000 square feet of contiguous production space to be constructed when required at a later date by us. Upon this additional expansion occurring, it will provide us with the space required to produce up to one billion syringes annually via the installation of additional Unifill assembly lines. Although this additional expansion of the new facility forms part of the current planning approvals that have been received by us, it is not part of the current development activity nor is it covered or included in the contracts referred to in the development, construction and design agreements described herein.
Unilife CF has appointed Keystone to provide services under the development agreement including, but not limited to:
•	assisting in the selection, review and management of architects, engineers, designers, contractors and other experts and consultants engaged to assist in the development of the new facility;
•	assisting Unilife CF in obtaining financing for the development of the new facility;
•	monitoring all development and construction work undertaken in connection with the development of the new facility; and
•	assisting in obtaining all necessary approvals, licenses, permits, certificates and authorisations from all governmental authorities that are required for the new facility.
Unilife CF has agreed to pay Keystone $0.8 million as the development fee for the provision of these services, which is payable in the following tranches:
•	$50,000 was paid in connection with the execution of the development agreement;
•	$0.2 million will be paid to Keystone in six equal monthly installments commencing January 1, 2010 and ending on June 1, 2010;
•	$0.2 million will be paid to Keystone upon Unilife CF obtaining access to the new facility to install production equipment; and
•	$0.3 million will be paid to Keystone on the issue of the certificate of occupancy evidencing permission to commence general occupancy of the new facility and compliance with all applicable building codes affecting the new facility.
Construction Agreement
On December 14, 2009, Unilife CF entered into a Construction Agreement with HSC Builders & Construction Managers (HSC) of Pennsylvania, to construct the new facility. HSC is a Pennsylvania-based company that specialises in building custom-designed facilities for biotech, academic, healthcare, pharmaceutical and technology companies.
HSC has been engaged by Unilife CF under the construction agreement as the construction manager and constructor of the new facility. Under the construction agreement, Unilife CF is required to pay for the cost of construction (as defined in the construction agreement) estimated to be approximately $21.4 million (Cost of Work), together with HSC’s fee, subject to a Guaranteed Maximum Price (GMP) as described below.
HSC’s fee for constructing the new facility will be an amount equal to 1.25% of the Cost of Work (which is approximately $0.3 million (HSC Fee) assuming the Cost of Work is $21.4 million). The GMP has been established at $21,700,000 (comprising HSC’s Fee and the Cost of Work). Except for certain items beyond the control of Unilife CF or HSC, or items changed at the option of Unilife CF, any construction costs which exceed the GMP will be the responsibility and liability of HSC.
In the event that the final actual construction costs are less than the GMP, such savings will be shared between Unilife CF and HSC on an 85% / 15% basis.
Unilife CF has also agreed under the construction agreement to pay HSC a performance bonus of 15% of the HSC Fee if it achieves Phase 1 (see below) of the construction by April 15, 2010 and another 15% bonus of the HSC Fee if it achieves Phase 2 (see below) of the construction by December 10, 2010.
The fees payable to HSC and the Cost of Work as set out above, have been accounted for in the US$26 million budget for the development of the new facility (as detailed below).
The projected timetable for the construction of the new facility to be undertaken by HSC is as follows:

Date	Activity
By the end of June 2010	Completion of utility rooms for equipment installation
By the end of October 2010	Completion of clean rooms for equipment installation (Phase 1)
By the end of October 2010	Temporary occupancy permit for manufacturing/warehouse
By the end of December 2010	Unrestricted occupancy permit for manufacturing/warehouse (Phase 2)
By the end of December 2010	Unrestricted occupancy permit for office
Design Agreement
In connection with the development of the new facility, we retained L2 Architecture, or L2, to provide architectural design and structural, mechanical and electrical engineering services for the new facility. L2 is a Philadelphia-based architectural and engineering design firm that specializes in the pharmaceutical and medical device sector.
The design created by L2 incorporates the latest innovations in personnel and material flow dynamics with the intention of maximising the industrial productivity of the site while ensuring compliance with the highest standards of good manufacturing practice.
L2’s fee for the architectural services it will be providing to us in respect of the project will be $1.56 million. In the event that additional services are required beyond the contracted services agreed between us and L2, we will be required to pay L2 for such services on an hourly basis. The fees payable to L2 have been accounted for in the budget for the development of the new facility (as detailed below).
Proposed Financing of the Development
We have prepared a detailed budget for developing the new facility and based on this budget the total cost is estimated to be approximately $26.0 million. This includes the projected construction costs, the projected manufacturing facility fit out costs and the fees payable to Keystone, HSC and L2.
We have provided for $8.0 million — $10.0 million in projected capital expenditure to be used towards the development of the new facility. At this stage, we intend to fund up to approximately $9.0 million of the development costs for the new facility out of our existing cash reserves, which includes amounts received in connection with our October and November 2009 equity financings and will seek external financing for up to approximately $17.0 million from a commercial bank or other lending institution in the US and/or from the Commonwealth of Pennsylvania or other federal and state bodies.
Under the development agreement, Keystone is required to assist Unilife CF in obtaining external finance, on terms that are satisfactory to Unilife CF, for $18.0 million (or less if that amount is not required). In the event that Keystone is unable to assist Unilife CF in obtaining commitments for the required financing on or before December 31, 2009, Unilife CF had the right terminate the development agreement without any further obligation to Keystone unless negotiations with lenders (satisfactory to Unilife CF) are ongoing as at that date in which case the deadline will be extended during the period of such negotiations. Negotiations with lenders for the financing, which are satisfactory to Unilife CF, are ongoing and thus the development agreement continues in effect. Unilife CF’s right to terminate the development agreement will expire in the event that the full financing commitments are obtained as a result of such negotiations. The development agreement will otherwise terminate on the issue of the certificate of occupancy evidencing permission to commence general occupancy of the new facility and compliance with all applicable building codes affecting the new facility. In the event that Keystone is unable to meet its commitments, we believe that we can secure an alternative development partner.
We are currently in discussions with a number of banks, government agencies and other interested parties with respect to the required financing for the project.
Sale of Minority Interest in Unilife Cross Farm LLC
In connection with the development of the new facility, Unilife CF has agreed to issue to a subsidiary of Keystone, Cross Farm, LLC, a 1% interest in Unilife CF for $90,000 and Unilife Corporation has entered into an operating agreement with Cross Farm LLC with respect to the operation and management of Unilife CF as the development company for the new facility.
Unilife CF has retained a call option over the minority interest which it can exercise at any time during the first five years after completion of the sale of the minority interest for a purchase price prescribed under the agreement. However, if certain events occur such as the sale of the new facility, a change of control of the Unilife entities (excluding pursuant to the proposed redomiciliation transaction) or a breach by Unilife CF of the terms of the development agreement, the call option will be accelerated and the minority interest must be repurchased by Unilife CF at the prescribed price upon such events occurring.

Item 4.	Security Ownership of Certain Beneficial Owners and Management
The following table sets forth information regarding ownership of our common stock by (i) each person, or group of affiliated persons who is known by us to beneficially own 5% or more of our common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all current directors and executive officers as a group. All of this information gives effect to the redomiciliation and the share consolidation effected in connection therewith.

Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The beneficial ownership percentages set forth below are based on 53,783,769 shares of common stock outstanding as of February 3, 2010. All shares of common stock owned by such person, including shares of common stock underlying stock options that are currently exercisable or exercisable within 60 days after February 3, 2010 (all of which we refer to as being currently exercisable) are deemed to be outstanding and beneficially owned by that person for the purpose of computing the ownership percentage of that person, but are not considered outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, to our knowledge, each person listed in the table below has sole voting and investment power with respect to the shares shown to be beneficially owned by such person, except to the extent that applicable law gives spouses shared authority.

	Number of Shares		Percentage of Shares
Name and Address of Beneficial Owner	Beneficially Owned		Beneficially Owned
Directors and Named Executive Officers (1)
Jim Bosnjak	606,745	(2)	1.1%
Alan Shortall	4,241,630	(3)	7.8%
John Lund	36,667	(4)	*
William Galle	91,667	(5)	*
Jeff Carter	258,379	(6)	*
Daniel Calvert	166,667	(7)	*
Eugene Shortall	125,000	(8)	*
Bernhard Opitz	167,332	(9)	*
Stephen Allan	135,725	(10)	*
All directors and executive officers as a group (10 persons)	5,897,141		11.0%

*	Indicates less than 1%

(1)	The address of each director and executive officer listed above is c/o Unilife Corporation, 633 Lowther Road, Lewisberry, Pennsylvania 17339.

(2)	Includes options to purchase 108,333 shares of common stock which are currently exercisable. Does not include options to purchase 58,333 shares of common stock which are not currently exercisable.

(3)	Includes (i) 833,333 shares of common stock subject to certain transfer restrictions set forth in Mr. Shortall’s employment agreement dated October 26, 2008 and (ii) options to purchase 500,000 shares of common stock which are currently exercisable. Does not include options to purchase 1,584,000 shares of common stock which are not currently exercisable.

(4)	Includes options to purchase 16,667 shares of common stock which are currently exercisable. Does not include options to purchase 83,333 shares of common stock which are not currently exercisable.

(5)	Represents options to purchase 91,667 shares of common stock which are currently exercisable. Does not include options to purchase 100,000 shares of common stock which are not currently exercisable.

(6)	Includes options to purchase 183,333 shares of common stock which are currently exercisable. Does not include options to purchase 83,333 shares of common stock that are not currently exercisable.

(7)	Represents options to purchase 166,667 shares of common stock which are currently exercisable. Does not include options to purchase 83,333 shares of common stock which are not currently exercisable.

(8)	Represents options to purchase 125,000 shares of common stock which are currently exercisable.

(9)	Includes options to purchase 166,667 shares of common stock which are currently exercisable. Does not include options to purchase 83,333 shares of common stock which are not currently exercisable.

(10)	Includes options to purchase 50,000 shares of common stock which are currently exercisable. Does not include options to purchase 116,667 shares of common stock which are not currently exercisable.

Item 5.	Directors and Executive Officers
The following table sets forth the name, age and position of each of our directors and executive officers.

Name	Age	Position
Jim Bosnjak	60	Chairman and Director
Alan Shortall	56	Director and Chief Executive Officer
John Lund	44	Director
William Galle	70	Director
Jeff Carter	51	Director
Daniel Calvert	56	Chief Financial Officer
Eugene Shortall	58	Senior Vice President of RTFS
Bernhard Opitz	53	Senior Vice President of Operations
Mark Iampietro	56	Vice President of Quality and Regulatory Affairs
Stephen Allan	35	Vice President of Marketing and Communications
Biographical Summaries
Jim Bosnjak. Mr. Bosnjak has served as a director of UMSL since February 2003 and of Unilife Corporation since November 2009 and as Chairman of the board of UMSL since April 2006 and of Unilife Corporation since November 2009. Mr. Bosnjak has been a co-owner and director of the Le Meridian Lav Hotel in Split, Croatia since 2002 and is chairman and co-founder of Ultimate Outdoor Ltd., an Australian outdoor advertising company. Mr. Bosnjak was a director of Westbus Pty Ltd. from 1975 to 2001 and the chairman of Westbus Pty Ltd. between 1990 and 2001. He has also held positions on Commonwealth and New South Wales advisory bodies, including the Greater Western Sydney Economic Development Board, and the GROW Employment Council. Mr. Bosnjak also served as the Chairman of the Tourism Council of Australia and Bus 2000, which coordinated bus services for the Sydney 2000 Olympic Games. Mr. Bosnjak holds an honorary doctorate from the University of Western Sydney for his services related employment growth and economic development.
Alan Shortall. Mr. Shortall has served as Chief Executive Officer and director of UMSL since September 2002 and of Unilife Corporation since July 2009. Mr. Shortall co-founded Unilife in July 2002 and has guided the growth of Unilife since then. In 2008, the trade magazine Medical Device and Diagnostic Industry named him as one of 100 Notable People in the medical device industry worldwide. Mr. Shortall is the brother of Eugene Shortall, our Senior Vice President of RTFS, our Unifill syringes.
John Lund. Mr. Lund has served as a director of UMSL and Unilife Corporation since November 2009. Mr. Lund also serves as managing partner of M&A Holdings, LLC, a private consulting company since July 2003, and as Vice President Finance and Controller of E-rewards, Inc., an internet market research company since February 2009. Mr. Lund also served as Vice President and Controller of Nexstar Broadcasting Group, Inc., a NASDAQ listed television broadcasting company, from March 2008 to November 2008, Vice President of Finance and Corporate Controller of LQ Management, LLC (LaQuinta) from November 2006 to March 2008, and Corporate Controller of ExcellerateHRO from January 2005 to October 2006. Prior to that, Mr. Lund held Controller and Chief Financial Officer positions for various companies, and was a Manager at KPMG.
William Galle. Mr. Galle has served as a director of UMSL since June 2008 and of Unilife Corporation since November 2009. Mr. Galle has also been the managing director of American Marketing Complex in New York City since October 2007 and president of Diversified Portfolio Strategies LLC in Washington D.C. since 1993, which provides alternative investment advisory services for institutions and substantial investors. Mr. Galle is a graduate of Columbia University, Rutgers University, and the New York Institute of Finance.
Jeff Carter. Mr. Carter has served as a director of UMSL since April 2006 and of Unilife Corporation since November 2009. From February 2005 until December 2008, Mr. Carter served as Chief Financial Officer of UMSL. He has also served as Company Secretary since March 2007. From March 2003 to November 2004, Mr. Carter was the chief financial officer and company secretary of the former Ambri Ltd (currently Diversa Ltd.), a public company in Australia. Mr. Carter is a chartered accountant and holds a master’s degree in applied finance from Macquarie University of Sydney.
Daniel Calvert. Mr. Calvert has served as Chief Financial Officer of UMSL since December 2008 and of Unilife Corporation since our incorporation in July 2009. From September 2006 to November 2008, Mr. Calvert served as executive vice president and chief accounting officer of Standard Management Corporation, a company quoted on the OTC Bulletin Board. From May 2004 to March 2006, he was the chief financial officer of MBT International, a division of a publicly held company. Mr. Calvert is a certified management accountant, holds a Master of Business Administration in finance from Michigan State University and a Master of Science degree in taxation from the University of Baltimore.
Eugene Shortall. Mr. Shortall has served as Senior Vice President of RTFS of UMSL since February 2009 and of Unilife Corporation since November 2009. From October 2007 to February 2009 he served as our RTFS Project Director. From June 2003 to October 2007, Mr. Shortall was a consultant for the Public Institute for Social Security in Kuwait and was previously employed as a consultant for Behbehani National Construction. Mr. Shortall is the brother of Alan Shortall, our Chief Executive Officer and director.

Bernhard Opitz. Mr. Opitz has served as Senior Vice President of Operations of UMSL since December 2008 and of Unilife Corporation since November 2009. From August 2007 to June 2008, Mr. Opitz served as Vice President — Manufacturing at Nanosphere, Inc., a Nanotechnology-based molecular diagnostics company. From December 2002 to July 2006, he was the Vice President - Engineering/Operations at Wells’ Dairy, Inc., a large manufacturer of ice cream. From September 2000 to April 2002, he was Senior Vice President of Operations at Ikonisys Inc., a cell-based diagnostics company. From 1980 to 2000, Mr. Opitz also held various positions at Bayer AG including project engineer, manager of plant engineering, manager of engineering, production manager, vice president of operations, and senior vice president of engineering. Mr. Opitz holds a Master of Science degree in mechanical/process engineering from Technical University Graz in Austria.
Mark Iampietro. Mr. Iampietro has served as Vice President of Quality and Regulatory Affairs of UMSL since October 2008 and of Unilife Corporation since November 2009. From May 2002 to July 2008, Mr. Iampietro was Vice President of Quality, Regulatory and Clinical Operations at Spherics, Inc., a pharmaceutical manufacturer, where he managed various phases of quality, regulatory, and clinical programs. Mr. Iampietro holds American Society for Quality certifications as both a quality and reliability engineer and holds a Bachelor of Science degree in life sciences with a minor in engineering from Worcester Polytechnic Institute.
Stephen Allan. Mr. Allan has served as Vice President of Marketing and Communications of UMSL since October 2008 and of Unilife Corporation since November 2009. He served as our Director of Communications from November 2007 to October 2008 and our Manager of Communications from July 2002 to November 2007. Prior to joining Unilife, Mr. Allan owned and operated his own Australian public relations firm, which assisted in the management of media relations and government liaison for industry groups in the transport, tourism and economic development sectors. He managed media liaison activities relating to bus transportation during the Sydney 2000 Olympic Games. He also spent five years as a journalist for various Sydney-based newspaper groups. Mr. Allan holds a Bachelor of Communications from Charles Sturt University.

Item 6.	Executive Compensation
COMPENSATION DISCUSSION AND ANALYSIS
Introduction
This Compensation Discussion and Analysis describes our compensation philosophy for those individuals who were our most highly compensated executives based on their fiscal 2009 compensation. These executives are referred to herein as “named executives”. Where applicable, this Compensation Discussion and Analysis also describes the ways in which we anticipate that our compensation philosophy may change after we become a U.S.-based public company.
During 2008, in anticipation of the relocation of our headquarters and principal operations from Australia to the United States, the board of directors granted Alan Shortall, our Chief Executive Officer, broad discretion to hire a new U.S.-based executive management team and to set the initial terms of their employment. In furtherance of this mandate, during fiscal 2009 Mr. Shortall assembled a new management team whose members joined us at various times during calendar year 2008 and 2009. In addition, Mr. Shortall, together with Stephen Allan, who had been with us since 2002, relocated to the United States in early 2009.
Our named executives are:
•	Alan Shortall, who is our Chief Executive Officer;
•	Jeff Carter, who was our Chief Financial Officer until December 2008;
•	Daniel Calvert, who became our Chief Financial Officer in December 2008;
•	Eugene Shortall, who became our Senior Vice President, RTFS in February 2009;
•	Bernhard Opitz, who became our Senior Vice President of Operations in December 2008; and
•	Stephen Allan, who became our Vice President of Marketing and Communications in October 2008.
During the process of assembling the new executive management team, our Chief Executive Officer negotiated on an arm’s length basis with each of our new named executives with respect to the terms of his compensation package and, in the case of Mr. Allan, the terms of his compensation package upon relocating to the United States. In each case, Mr. Shortall considered the individual’s prior relevant experience and compensation levels, as well as his prospective roles and responsibilities with our Company. Due in part to the necessity of assembling an entirely new team in a short amount of time, Mr. Shortall did not conduct a formal survey of compensation paid by other companies, but rather conducted these negotiations using his best judgment of what would constitute an appropriate compensation package. After reaching agreement with the prospective named executives, Mr. Shortall presented the compensation packages to the board of directors which agreed to the terms. The terms of the compensation packages were ultimately memorialized in agreements which we describe below under — “Employment Offer Letters, Employment Agreements and Consultancy Agreements.”
Historically, we did not have a separate compensation committee of the board of directors. Determinations regarding the compensation of our Chief Executive Officer, other executive officers and non-employee directors were made by the entire board of directors. Under ASX listing rules, board compensation and stock incentive compensation for executives is put to a vote of shareholders. After we become a Nasdaq-listed company, we will continue to be subject to these rules so long as we remain listed on the ASX. In preparation for our Nasdaq listing, we recently established a compensation committee which will consider and approve executive compensation as required by Nasdaq rules.

Objectives of the Compensation Program
The primary objective of our executive compensation program is to deliver a competitive package to attract, motivate and retain key executives and align their compensation with our overall business goals, core values and shareholder interests. To this end, our board of directors followed an executive compensation philosophy that included the following considerations:
•	a “pay-for-performance” orientation that delivers pay based on company and individual performance;
•	long-term incentives, including stock-based awards, to more closely align the interests of executives and shareholders; and
•	individual wealth accumulation through long-term incentives, rather than through pensions.
We expect that our compensation committee will establish a similar executive compensation philosophy with respect to our named executives following redomiciliation. We expect that our primary compensation objectives will be to reinforce consistent attainment of Unilife’s key strategic goals and to retain the executive talent we have hired.
The Design of the Compensation Program
Compensation for our named executives has included the following elements:
•	base salary;
•	annual cash incentives and discretionary bonuses;
•	long-term incentives in the form of stock options and stock awards; and
•	other benefits and perquisites.
We expect that our executive compensation program will continue to include these elements going forward following our redomiciliation. In addition, we expect our future compensation program to include grants of restricted stock which we could not issue as an Australian company. When making compensation-related decisions, we believe it is important to be informed about the current practices of similarly situated public companies. For this purpose, the board of directors has retained a compensation consulting firm, Strategic Apex Group LLC, or Strategic Apex, to assist our compensation committee in developing an appropriate comparator group for benchmarking. We currently expect that this comparator group will consist of companies in the medical device industry as well as companies in the mid-Atlantic region of the United States. We also expect that Strategic Apex will assist the compensation committee in developing performance metrics and long-term incentives for the named executives to ensure that key strategic goals are met and that the interests of key decision makers and shareholders are aligned. The goals of our compensation program for our named executives are to provide total direct compensation that is appropriate for an organization of our size and stage of development and that will support continued recruitment of top talent and retention of the executive team we have built over the last 18 months, as well as to reward achievement of key strategic goals and to align executive compensation with shareholder interests. We expect to evaluate individual performance in determining increases to base salary and awarding annual incentive compensation and future equity grants. We will also consider employment agreement terms and internal pay equity within the executive team. When considering internal pay equity, we will consider the reported market rate for these positions and total direct compensation of other executives who have a similar level of responsibility at the Company.
Elements of Compensation

Base Salary
Base salary is an important element of compensation because it provides the named executives with a base level of income. Our board of directors negotiated the base salary of our Chief Executive Officer in connection with the employment agreement that we entered into with him in October 2008. Our board of directors set our Chief Executive Officer’s base salary at a level that the board believed was commensurate with our Chief Executive Officer’s skills, knowledge and duties. As described above, the initial base salary of each named executive (other than our Chief Executive Officer) was negotiated by our Chief Executive Officer with such executive during the hiring process of Messrs. Calvert and Opitz and, in the case of Eugene Shortall and Mr. Allan, in connection with their relocation to the United States.
Our compensation committee will determine whether and when to adjust the base salaries of the named executives in the future. We expect that our compensation committee will consider each executive’s performance and level of responsibility and market data for similar positions.
Annual Cash Incentive Compensation and Bonuses
Our Chief Executive Officer’s annual cash incentive award is a discretionary award up to a maximum amount provided for in his employment agreement. The amount of this award is determined by our board of directors based on satisfaction of key performance indicators, or KPIs, determined by our board of directors. Going forward, our compensation committee will set the KPIs of our Chief Executive Officer, review his performance and determine the amount of any annual incentive compensation earned by him.
As more fully described in the footnotes to the grants of plan-based awards table, each of Messrs. Calvert and Opitz were entitled pursuant to the terms of his employment offer letter to receive a cash incentive award, for calendar year 2009, and for the portion of calendar year 2008 during which he was employed with us, at the target level specified in his employment offer letter, if his performance satisfies certain KPIs. Our Chief Executive Officer establishes the KPIs for each named executive which are tailored to the named executive’s individual area of responsibility and key strategic goals. Our Chief Executive Officer has broad discretion in interpreting the KPIs and determining the extent to which a particular KPI has been met. In the case of fiscal 2009, the KPIs were established and communicated at various points during the course of the year, as each named executive was hired on a different date. In the future, we expect that KPIs will be established and communicated during the first or second quarter of the applicable performance period.
In respect of fiscal 2009, the following is a summary description of the KPIs for each named executive:
•	Alan Shortall - relocation of our corporate headquarters to Lewisberry, Pennsylvania; signing the industrialization agreement with sanofi-aventis; initiation of production of the Unitract 1mL syringe in our FDA registered facility in Lewisberry; and implementation of a new quality system.
•	Jeff Carter—transition of finance and accounting functions to U.S.-based personnel and undertaking corporate secretarial and ASX reporting requirements
•	Dan Calvert—management of our financial affairs and the development of business plan models and corporate strategy
•	Eugene Shortall—management of the ready-to-fill syringe project and completion of key project milestones, including issuance of a design for manufacturing and assembly report for review by sanofi-aventis, issuance of engineering performance specifications, completion of sterilization studies, delivery of a report on needle shield development and quarterly update on design and testing activities.
•	Bernhard Opitz—expansion of our operational, engineering and production personnel
•	Stephen Allan—management of our marketing and communications activities
Our board of directors and Chief Executive Officer determined that each of the named executives satisfied their KPIs. Consequently, the named executives received incentive compensation payments at their target levels for fiscal 2009 as reflected in the summary compensation table and grants of plan-based awards table below.
In addition to the incentive compensation awards, we may also provide discretionary cash bonuses to our named executives to reward them for their contribution toward the achievement of significant milestones of the Company. For fiscal 2009, our board of directors decided to pay a discretionary bonus of A$150,000 to our Chief Executive Officer in recognition of his efforts in securing the exclusive licensing agreement with sanofi-aventis in June 2008 and the industrialization agreement with sanofi-aventis in June 2009. Securing these two agreements were important milestones in our long-term business plan.
In addition, for fiscal 2009, our board of directors awarded discretionary bonuses of $79,497 (A$82,500) and $48,180 (A$50,000) to Messrs. Carter and Allan, respectively. In the case of Mr. Carter, this bonus was paid in recognition of his achievements in transitioning the Company’s financial reporting systems from Australia to the United States. In the case of Mr. Allan, this bonus was paid in recognition of the fact that despite Mr. Allan’s significant historical contributions in the areas of marketing and communications, he had not received a bonus in several years and that therefore, his compensation level did not reflect these prior contributions.

Commencing in calendar 2010, we expect to adopt an annual incentive plan with terms to be determined by our compensation committee. We expect that our Chief Executive Officer, in consultation with our compensation committee, will establish KPIs that represent key strategic objectives relating to the industrialization of the ready-to-fill syringe, the commercial production and sale of our 1 mL syringe, the further development of a world-class organization and additional products, and building shareholder value. In accordance with our compensation committee’s charter, our compensation committee will evaluate the performance of each named executive in light of his KPIs and will determine the amount of any annual incentive compensation earned by the named executive based on such evaluation.
Long-Term Incentive Compensation
Our long-term incentive compensation has historically been in the form of grants of stock options and stock awards under our Employee Share Option Plan, or ESOP. These grants were designed to provide our executives with multiple awards over a number of years to encourage alignment with shareholder interests and to retain highly valued employees. The ESOP was approved by the shareholders of UMSL in 2007. Our board of directors historically has reviewed the performance of our Chief Executive Officer and determined the equity awards to be granted to him subject to shareholder approval pursuant to Australian law and ASX listing rules. Our Chief Executive Officer historically has reviewed the performance of the other named executives and recommended the equity awards to be granted to them for approval by our board of directors.
We view stock options as an important element of performance-based compensation because a stock option provides no realizable value to a recipient until the vesting requirements have been met and will increase in value only as the trading price of our shares increases. Vesting periods are intended to require a long-term focus on overall Company performance for the executive to realize any value from the exercise of options.
In fiscal 2009, we granted stock options to our named executives as reflected in the grants of plan-based awards table. These stock option grants were made in fulfillment of the terms of each named executive’s (other than Stephen Allan’s) respective offer letter or employment agreement. The amount of each stock option grant for the named executives other than our Chief Executive Officer was determined by our Chief Executive Officer in his best judgment during arms’ length negotiation of the employment offer and approved by our board of directors.
In fiscal 2009, we granted stock options and a stock award to our Chief Executive Officer in fulfillment of the terms of his employment agreement. The size and nature of these grants were negotiated at arms’ length by our board of directors and Chief Executive Officer. Our Chief Executive Officer received a stock award in addition to stock options to more fully align his interests with those of our shareholders insofar as under the stock award, our Chief Executive Officer will share in the downside risk and realize an economic loss if our share price declines. As more fully described under —“Guidelines for Share Ownership and Holding Periods for Equity Awards,” restrictions have been placed on our Chief Executive Officer’s right to dispose of the shares received under his stock award.

Our stockholders approved our adoption of our 2009 Stock Incentive Plan. The plan permits us to grant stock options, stock appreciation rights, stock awards, and other stock-based awards and cash awards to employees. Long-term incentive target compensation of each named executive following redomiciliation is expected to be set by our compensation committee based on the named executive’s level of responsibility, peer group data for similar positions and the named executive’s long-term incentive compensation before redomiciliation. We anticipate that the total long-term incentive target multiplier of base salary for each of our named executives will target the 50th percentile of the comparator group that we expect to identify with the assistance of our compensation consultant, aligning with our philosophy of driving wealth accumulation through long-term incentives, and consistent with a business emphasizing high growth and innovation.
Savings Plans
We do not provide for wealth accumulation for retirement through defined benefit pension plans; however, we make superannuation payments of 9% of cash compensation (up to a statutory maximum cash compensation of A$40,170 per quarter) in accordance with Australian law for Australian employees and executives, including those who transferred to the United States. Superannuation is a retirement or pension contribution that is made to a pension fund selected by the employee, and is not available to the employee until retirement. In addition, our U.S. subsidiary, Unilife Medical Solutions, Inc., has a 401(k) plan, without a company match.
We expect to adopt a 401(k) plan to permit executives and other employees to accumulate wealth on a tax-deferred basis. We do not anticipate providing for wealth accumulation for retirement through defined benefit pensions or supplemental executive retirement plans. In addition, while our U.S. subsidiary does not currently make matching or fixed contributions to the balances of employees, including the named executives, under the 401(k) plan, we do expect to adopt a company match in future years.
Other Benefits and Perquisites
The named executives are eligible to participate in employee benefit programs generally offered to our other employees. In addition, we provide certain other perquisites to the named executives that are not generally available to other employees. We also provide temporary housing and other relocation assistance when an executive officer is hired or relocated for business reasons. For more detailed information regarding benefits and perquisites provided to the named executives, see — “Compensation of Named Executive Officers.”

Our compensation committee will review these benefits and perquisites after redomiciliation. We expect that we will continue to offer relocation benefits to newly hired or relocated employees which are competitive and appropriate for their level of responsibility.

Severance
We must comply with Australian legal requirements regarding obtaining shareholder approval of certain severance payments. Severance provisions are set forth in the employment agreements with our named executives, as described under —“Potential Payments Upon Termination or Changes in Control”, with the exception of Mr. Carter who is not entitled to receive severance upon termination of his consultancy agreement with us.
Our compensation committee will consider and develop policies, guidelines or programs with respect to severance benefits after the redomiciliation. We expect to continue the severance obligations under existing employment agreements. We believe that severance benefits allow us to attract and retain talented executives and other employees to accept positions with us and to relocate to our United States headquarters. In establishing these arrangements, we will consider that we do not provide defined benefit pension or supplemental executive retirement plan benefits. The employment agreements currently in place with the named executives have a “double-trigger” feature, mandating cash severance payments on a change of control only if employment is terminated in connection with or following the change of control. In contrast, equity awards under our incentive compensation plans are “single trigger” awards and vest upon a change in control (as defined in the relevant plan). Our board of directors believe that providing for accelerated vesting of equity awards upon a change in control creates an important retention tool for the Company by enabling employees to realize value from these awards in the event that the Company undergoes a change in control transaction.

Policies, Guidelines and Practices Related to Executive Compensation
The Compensation Committee
Our compensation committee will make executive compensation determinations for the named executives, and we anticipate that our executive officers will provide recommendations and support to our compensation committee. In addition, the board of directors has retained Strategic Apex to provide expert executive compensation advice and guidance to the compensation committee. The compensation committee will operate in accordance with a written charter and will be composed of three independent directors who will report their findings and recommendations to our board of directors. In developing a compensation strategy, the compensation committee will pursue the following goals:
•	develop an executive compensation policy to support overall business strategies and objectives, attract and retain key executives, link compensation with business objectives and organizational performance, and provide competitive compensation;
•	approve compensation for the Chief Executive Officer, including relevant performance goals and objectives, review and approve compensation for other executive officers, and oversee their evaluations;
•	make recommendations to our board of directors with respect to the adoption of equity-based compensation plans and incentive compensation plans;
•	review the outside directors’ compensation program for competitiveness and plan design, and recommend changes to our board of directors as appropriate;
•	oversee the management succession process for our Chief Executive Officer and selected senior executives;
•	oversee general compensation plans and initiatives; and
•	consult with management on major policies affecting employee relations.

Guidelines for Share Ownership and Holding Periods for Equity Awards
Our Chief Executive Officer is also currently our largest shareholder. Even though we have not had formal stock ownership requirements for our executives, our Chief Executive Officer’s ownership position assists in ensuring that management decisions are aligned with shareholder interests. For the stock award that our Chief Executive Officer received in fiscal 2009, he has agreed that he will not dispose of any of the shares received under that award until at least 12 months after the award was granted, and that he may dispose of no more than 50 percent of those shares until at least 24 months after the award was granted.
We expect our compensation committee to adopt stock ownership guidelines to require our named executives and directors to accumulate and hold a minimum number of shares of our common stock in order to ensure that their interests are aligned with shareholder interests. Decisions about the number of shares and time to accumulate will be made after consideration of best practices in the United States and the advice of our compensation consultant.
Potential Impact on Compensation from Executive Misconduct
Under our incentive plans, our board of directors has the authority to revoke stock option grants of employees who commit misconduct. These provisions are designed to deter and prevent detrimental behavior and permit us to prevent such employees from exercising stock options, which would lapse if that employee has engaged in certain misconduct.
We anticipate that our Compensation Committee will evaluate various “claw-back” options and consider the advisability of adopting such policies as will protect our investors from financial misconduct.

Tax Matters
Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, places a limit of $1,000,000 on the amount of compensation that certain publicly held corporations may deduct for U.S. federal tax purposes in any one year with respect to certain named executives. This limitation did not apply to us for fiscal 2009 because, as of June 30, 2009, none of our shares were required to be registered under the Exchange Act.
It is expected that Section 162(m) of the Code will apply to us following the re-domiciliation and that our compensation committee will adopt a general practice of considering the adverse effect of Section 162(m) of the Code on the deductibility of compensation when designing annual and long-term compensation programs and approving payouts under these programs. While the tax treatment of compensation is important, the primary factor influencing program design is the support of business objectives. Consequently, it is expected that our compensation committee will reserve the right to design and administer the programs in a manner that does not satisfy the requirements of Section 162(m) of the Code and to approve the payment of nondeductible compensation if the compensation committee believes doing so may achieve a result determined to be in Unilife’s best interest. Due to transition rules that apply to UMSL under Section 162(m) of the Code, we believe that all of the compensation that will result when our named executives exercise their currently outstanding stock options should be fully deductible.
Compensation Committee Interlocks and Insider Participation
During fiscal 2009, the board of directors of UMSL did not have a separate compensation committee, as one is not required under ASX rules. During fiscal 2009, Mr. Alan Shortall, director and Chief Executive Officer of UMSL, participated in deliberations of the board concerning the compensation of all executive officers. During fiscal 2009, no executive officer of UMSL served on the compensation committee or board of directors of any other entity that had any executive officer who also served on the board of directors of UMSL.
In November 2009, Unilife Corporation established a compensation committee, which is currently composed of three independent directors, namely Jim Bosnjak, John Lund and William Galle. None of the members of the compensation committee has ever been an executive officer or employee of Unilife, UMSL or any of its subsidiaries, or has any relationship with Unilife, UMSL or its executives, other than their directorship and equity interests in UMSL as disclosed in “Item 4. Security Ownership of Certain Beneficial Owners and Management” of this registration statement.
Compensation of Named Executive Officers
The following table provides information regarding total compensation awarded to, earned by, or paid to our named executives.

Summary Compensation Table
						Non-Equity
				Stock	Option	Incentive Plan	All Other
		Salary	Bonus	Awards ($)	Awards	Compensation	Compensation		Total
Name and Position	Year	($)	($)	(1)	($) (2)	($) (3)	($)		($)

Alan Shortall (4)
Chief Executive Officer	2009	321,991	144,540	1,810,800	384,035	166,908	142,035	(5)	2,970,309
Jeff Carter (6)
Former Chief Financial Officer	2009	75,938	79,497	—	47,850	24,090	318,150	(7)	545,525
Daniel Calvert (8)
Chief Financial Officer	2009	86,154	—	—	90,186	37,333	7,722	(9)	221,395
Eugene Shortall (10)
Senior Vice President of RTFS	2009	185,760	—	—	48,571	41,941	8,225	(11)	284,497
Bernhard Opitz (12)
Senior Vice President of Operations	2009	121,154	—	—	90,186	36,750	22,374	(13)	270,464
Stephen Allan (14)
Vice President of Marketing and Communications	2009	117,595	48,180	—	68,864	13,000	82,563	(15)	330,202

(1)	All restricted stock grants are issued with fair values determined in Australian dollars. Amounts were converted using the exchange rate at June 30, 2009 of A$1.00 = US$0.8048. The amount referenced is equal to the weighted-average grant date fair value recognized during the year ended June 30, 2009.

(2)	All option awards are issued with an exercise price in Australian dollars. Amounts were converted using the exchange rate at June 30, 2009 of A$1.00 = US$0.8048. The amount referenced is calculated using the Black-Scholes and Barrier pricing models. See Note 3 of our consolidated financial statements contained elsewhere in this registration statement.

(3)	We provide more detailed information about non-equity incentive plan compensation under “Employment Offer Letters, Employment Agreements and Consultancy Agreements” and in the footnotes to the grants of plan-based awards table.

(4)	Prior to his relocation from Australia to the United States in February and until April 2009, Mr. Shortall had been receiving his cash compensation in Australian dollars, which, for purposes of this summary compensation table, were converted into U.S. dollars using the average exchange rate during the applicable period.

(5)	Includes a payment of $100,000 for relocation expenses as well as $32,582 related to the purchase of an automobile. Also includes A$9,453 related to parking and telephone costs.

(6)	Mr. Carter has been receiving his cash compensation in Australian dollars, which, for the purposes of this summary compensation table, were converted into U.S. dollars using the average exchange rate during the applicable period.

(7)	Includes $176,015 related to severance payments, as well as $12,213 related to the purchase of an automobile, $10,235 related to parking and other costs, $10,491 of statutory payments for superannuation and $109,196 of fees under his consulting agreement.

(8)	Mr. Calvert has served as our Chief Financial Officer since December 2008. The amounts disclosed in the table above reflect amounts earned from December 2008 to June 2009.

(9)	Represents amounts in connection with the rental of an apartment.

(10)	Mr. Shortall has been receiving his cash compensation primarily in Australian dollars, which, for purposes of this summary compensation table, were converted into U.S. dollars using the average exchange rate during the applicable period.

(11)	Represents amounts related to the rental of an office and residence.

(12)	Mr. Opitz has served as our Senior Vice President of Operations since December 2008. The amounts disclosed in the table above reflect amounts earned from December 2008 to June 2009.

(13)	Includes $19,657 in connection with the rental of an apartment and $2,717 in costs related to relocation.

(14)	Prior to his relocation from Australia to the United States in December 2008, Mr. Allan had been receiving his cash compensation in Australian dollars, which, for purposes of this summary compensation table, were converted into U.S. dollars using the average exchange rate during the applicable period.

(15)	Includes $60,000 related to relocation, as well as $12,337 related to the purchase of an automobile and rental of an apartment and $10,226 of statutory payments for superannuation.

Employment Offer Letters, Employment Agreements and Consultancy Agreements
We have used employment offer letters, employment agreements and consultancy agreements to set the initial compensation terms for our named executives. As described above, the employment offer letters with our named executives other than our Chief Executive Officer were negotiated by our Chief Executive Officer at arms’ length when he assembled the company’s senior management team. Below is a summary of the employment offer letters and employment agreements in effect with our named executives during fiscal 2009. Additional information regarding potential payments upon termination of employment pursuant to the terms of the employment offer letters and employment agreements is set forth under —“Potential Payments Upon Termination and Changes of Control.”
Alan Shortall, Chief Executive Officer
As our Chief Executive Officer, Mr. Shortall reports to our board of directors. He is responsible for the executive management team and has responsibility for the effective leadership and business development of the Company. The key elements of Mr. Shortall’s employment agreement are as follows:
•	Annual salary of $420,000, subject to annual review.
•	Incentive compensation awards per fiscal year of up to $200,000, subject to satisfaction of KPIs, to be determined by our board of directors.
•	A grant of 1,666,667 shares of stock and 1,250,000 options.
•	The employment agreement has a term of three years commencing on July 1, 2008.
•	The employment agreement may be terminated by, among other ways, one party giving the other three months’ prior written notice (or by us paying Mr. Shortall three months of his total annual salary in lieu of the written notice).
•	After the termination of Mr Shortall’s employment with us, he may not be involved in any business which is a competitor of the Company’s, or entice away any employee, customer or supplier of the Company for up to 24 months worldwide (or for such shorter period and geographical area as a court may decide).
Mr. Shortall’s base salary was paid in Australian dollars for the majority of fiscal 2009. In April 2009, after he relocated to the United States, he began receiving payment of his base salary in United States dollars. At the time of this change, the values of the United States and Australian dollars were relatively equivalent but the exchange rate began to diverge later in the year, accounting for the differential between the agreement rate and the amount reported in the summary compensation table.
Our board of directors determined that Mr. Shortall met his KPIs to receive full payment of his incentive compensation award. In addition, in recognition of the crucial role that Mr. Shortall played in obtaining the sanofi-aventis exclusive licensing agreement on June 30, 2008, which represented a significant milestone for the company, and the industrialization agreement with sanofi-aventis on June 30, 2009, which was the second critical step in the sanofi-aventis relationship, our board of directors awarded Mr. Shortall a discretionary bonus payment of A$150,000  for fiscal 2009.
Jeff Carter, Former Chief Financial Officer
Mr. Carter served as our Chief Financial Officer from February 2005 until December 2008. As our Chief Financial Officer, Mr. Carter was responsible for all financial aspects of the Company, including financial reporting, statutory reporting, taxation and secretarial functions. In December 2008, Mr. Calvert replaced Mr. Carter as our Chief Financial Officer.
The key elements of compensation for Mr. Carter while he served as our Chief Financial Officer during fiscal 2009 were as follows:
•	Annual salary of A$200,000, subject to annual review.
•	Incentive compensation awards in respect of each financial year of up to A$25,000, as determined at the discretion of our Chief Executive Officer, subject to satisfaction of KPIs.

Our Chief Executive Officer determined that Mr. Carter met his KPIs to receive full payment of his incentive compensation award for fiscal 2009 notwithstanding the fact that he served as our Chief Financial Officer for only half of the fiscal year. Our Chief Executive Officer and board of directors also determined to award Mr. Carter an additional discretionary bonus of A$82,500 in recognition of his achievements in transitioning the Company’s financial reporting systems from Australia to the United States.
When the Company made Mr. Carter redundant as its Chief Financial Officer in connection with the relocation of the Company’s operations to the United States, we paid him a severance amount equal to nine months of his annual salary pursuant to the terms of his employment agreement.
Effective February 1, 2009, we entered into a consultancy agreement with Joblak Pty Ltd. under which Mr. Carter will provide to us, among other services, corporate secretarial services. Mr. Carter, through Joblak Pty Ltd., will receive compensation of $20,000 per month for the consulting services. The consultancy agreement may be terminated by either party by giving two months’ advance notice.
Daniel Calvert, Chief Financial Officer
As Chief Financial Officer, Mr. Calvert is responsible for all financial aspects of the Company, including financial reporting, statutory reporting and taxation. The key elements of compensation for Mr. Calvert under the terms of his employment offer letter in effect for fiscal 2009 are as follows:
•	Annual salary of $160,000, subject to annual review.
•	Incentive compensation awards in respect of calendar year 2009 (and a pro rata amount for services performed for December 2008) of up to 40 percent of base salary, subject to satisfaction of KPIs.
•	A grant of 250,000 stock options.
•	Reimbursement of relocation and temporary living expenses.
The employment offer letter with Mr. Calvert became effective on December 1, 2008, and did not have a specified term. The employment offer letter was superseded by an employment agreement effective November 10, 2009, which provides for the same cash compensation package and which is for an initial term expiring on December 31, 2012, subject to automatic renewal for successive one-year periods unless a non-renewal notice is given.
Our Chief Executive Officer determined that Mr. Calvert met his KPIs to receive full payment of his incentive compensation award for December 2008 and the six-month period ending June 30, 2009.

Eugene Shortall, Senior Vice President of RTFS
As Senior Vice President of RTFS, Eugene Shortall is responsible for overall management of the project related to the design, development and production of our ready-to-fill syringe. During fiscal 2009, Eugene Shortall provided these services to us under the terms of a consultancy agreement between us and Medical Middle East Ltd. This consultancy agreement has been superseded by an employment agreement between us and Eugene Shortall that became effective November 10, 2009, and is for an initial term expiring on December 31, 2012, subject to automatic renewal for successive one-year periods unless a non-renewal notice is given.
The key elements of compensation for Eugene Shortall under the terms of the consultancy agreement in effect for fiscal 2009 are as follows:
•	Monthly consulting fee of A$20,000 (A$240,000 per year).
In addition to the monthly consulting fee, our Chief Executive Officer determined that Eugene Shortall satisfied his KPIs set for fiscal 2009 and provided Medical Middle East Ltd. with additional payments of A$30,000 and $19,500 to be paid to Eugene Shortall as incentive compensation awards for managing the ready-to-fill syringe project in such a manner that the Company earned and received the milestone payments from sanofi-aventis.
Under the terms of his new employment agreement, Mr. Shortall receives an annual base salary of $240,000 and is eligible to receive incentive compensation awards in respect of calendar year 2009 of up to 50% of base salary, subject to satisfaction of KPIs. The employment agreement also provides that Mr. Shortall is eligible to participate in the company’s benefits programs and is entitled to certain termination benefits (as described in “—Potential Payments upon Termination of Changes in Control”), which provisions were not available to Mr. Shortall under the consultancy agreement.
Bernhard Opitz, Senior Vice President of Operations
As Senior Vice President of Operations, Mr. Opitz is responsible for overseeing all aspects of operational activities, including manufacturing, supply chain and engineering. The key elements of compensation for Mr. Opitz under the terms of his employment offer letter in effect for fiscal 2009 are as follows:
•	Annual salary of $210,000, subject to annual review.
•	Incentive compensation awards in respect of calendar year 2009 (and a pro rata amount for services performed for December 2008) of up to $63,000, subject to satisfaction of KPIs.
•	A grant of 250,000 stock options.
•	Reimbursement of relocation and temporary living expenses.

The employment offer letter with Mr. Opitz became effective on December 2, 2008, and did not have a specified term. The employment offer letter was superseded by an employment agreement effective November 10, 2009, which provides for the same cash compensation package and which is for an initial term expiring on December 31, 2012, subject to automatic renewal for successive one-year periods unless a non-renewal notice is given.
Our Chief Executive Officer determined that Mr. Opitz met his KPIs to receive full payment of his incentive compensation award for December 2008 and the six-month period ending June 30, 2009.
Stephen Allan, Vice President of Marketing and Communications
As Vice President of Marketing and Communications, Mr. Allan is responsible for the global marketing of our products and other communications functions. During fiscal 2009, we did not have a written employment agreement in place with Mr. Allan but the terms of his employment upon relocating to the United States were negotiated at arms’ length with our Chief Executive Officer. The key elements of compensation for Mr. Allan as in effect during fiscal 2009 are as follows:
•	Annual salary of $130,000, subject to annual review.
•	Incentive compensation awards in respect of calendar year 2009 of up to 20 percent of base salary, subject to satisfaction of KPIs.
•	A one-time housing allowance of $60,000 for his relocation from Australia to the United States in January 2009.
Mr. Allan’s base salary was paid in Australian dollars for the first half of fiscal 2009. In January 2009, after he relocated to the United States, he began receiving payment of his base salary in United States dollars. At the time of this change, the values of the United States and Australian dollars were relatively equivalent but the exchange rate began to diverge later in the year, accounting for the differential between the agreement rate and the amount reported in the summary compensation table.
Our Chief Executive Officer determined that Mr. Allan met his KPIs to receive full payment of his incentive compensation awards for the six-month period ending June 30, 2009. Mr. Allan was not entitled to receive an incentive award for the six-month period ending December 31, 2008, but he did receive a discretionary bonus of $48,180.
We entered into an employment agreement with Mr. Allan effective on November 10, 2009 to memorialize the terms of his employment with us after his relocation to the United States. The employment agreement is for an initial term expiring on December 31, 2012, subject to automatic renewal for successive one-year periods unless a non-renewal notice is given.
The following table provides information regarding all plan-based awards made to our named executives during the year ended June 30, 2009:

Grants of Plan-Based Awards
For the year ended June 30, 2009 *
		Estimated
		Future Payouts			All Option
		Under Non-Equity		All Other Stock	Awards:		Grant Date
		Incentive Plan		Awards:	Number of	Exercise or	Fair Value of
		Awards		Number of	Securities	Base Price or	Stock and
		Target		Shares of Stock	Underlying	Option Awards	Option Awards
Name and Position	Grant Date	($)		or Units	Options	($) (1)	($)

Alan Shortall	11/28/08	—		1,666,667	—	—	1,810,800
Chief Executive Officer	11/28/08	—		—	1,250,000	1.62	1,408,400
	—	166,908		—	—	—	—
Jeff Carter	—	24,090		—	—	—	—
Former Chief Financial Officer
Daniel Calvert	12/2/08	—		—	250,000	1.62	277,656
Chief Financial Officer	—	69,328	(2)	—	—	—	—
Eugene Shortall	—	41,941	(3)	—	—	—	—
Senior Vice President of RTFS
Bernhard Opitz	12/2/08	—		—	250,000	1.62	277,656
Senior Vice President of Operations	—	68,250	(4)	—	—	—	—
Stephen Allan	9/1/08	—		—	166,667	1.44	225,344
Vice President of Marketing and Communications	—	28,000	(5)	—	—	—	—

*	Includes only those columns relating to grants awarded to the named executives in fiscal 2009. All other columns have been omitted.

(1)	All stock option awards are issued with an exercise price in Australian dollars. Amounts were converted using the exchange rate at June 30, 2009 of A$1.00 = US$0.8048.

(2)	Mr. Calvert has served as our Chief Financial Officer since December 2008. Pursuant to Mr. Calvert’s employment agreement, he was eligible to receive, subject to satisfaction of specified KPIs, an incentive compensation payment, payable on June 30, 2009, of up to 3.33% of his base salary for his services performed in December 2008 and incentive compensation of up to 40% of his base salary for services performed during calendar year 2009, payable in two installments on June 30, 2009 and December 31, 2009.

(3)	Mr. Shortall was eligible to receive as communicated to him verbally, and subject to satisfaction of specified KPIs, incentive compensation payments of up to $30,000 and $19,500, all of which was payable during fiscal 2009.

(4)	Mr. Opitz has served as our Senior Vice President of Operations since December 2008. Pursuant to Mr. Opitz’s employment offer letter, he was eligible to receive, subject to satisfaction of specified KPIs, an incentive compensation payment, payable on June 30, 2009, of up to $5,250 for his services performed in December 2008 and incentive compensation of up to $63,000 for services performed during calendar year 2009, payable in two installments on June 30, 2009 and December 31, 2009.

(5)	Mr. Allan became our Vice President of Marketing and Communications in October 2008 and relocated to the United States in early 2009. Mr. Allan was eligible to receive, subject to satisfaction of specified KPIs, an incentive compensation payment of up to 20 percent of his base salary for calendar year 2009, which was paid at an annualized rate of $130,000 during the six-month period ended June 30, 2009 and at an annualized rate of $150,000 for the six-month period ended December 31, 2009. Amounts earned will be paid during the first quarter of calendar year 2010.

During the year ended June 30, 2009, no options were exercised and no stock awards vested.
The following table provides information regarding all outstanding equity awards for our named executives as of June 30, 2009:

Outstanding Equity Awards
As of June 30, 2009*
	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised
	Options (#	Options (#	Option Exercise	Option
Name and Position	Exercisable)	Unexercisable)	Price ($) (1)	Expiration Date
Alan Shortall
Chief Executive Officer	—	1,250,000	1.62	09/30/13
Jeff Carter
Former Chief Financial Officer	333,333	83,333	1.20	12/31/10
Daniel Calvert
Chief Financial Officer	83,333	166,667	1.62	06/30/12
Eugene Shortall
Senior Vice President of RTFS	100,000	25,000	1.68	12/31/10
Bernhard Opitz
Senior Vice President of Operations	83,333	166,667	1.62	06/30/12
Stephen Allan
Vice President of Marketing and Communications	9,167	—	9.18	12/31/09
	83,333	—	1.20	12/31/09
	—	166,667	1.44	06/30/12

*	Includes only those columns which are applicable.

(1)	All option awards were issued with an exercise price in Australian dollars. Amounts were converted using the exchange rate at June 30, 2009 of A$1.00 = US$0.8048.

(2)	The market value of all stock awards is based upon the closing price of our common stock of A$0.31 on June 30, 2009 converted at the exchange rate on June 30, 2009 of A$1.00 = US$0.8048.
In connection with the redomiciliation transaction, our shareholders approved the adoption of the 2009 Stock Incentive Plan. On November 20, 2009, our compensation committee approved a new incentive package for Mr. Alan Shortall, our Chief Executive Officer, which package includes the issuance of 1,166,000 shares of restricted stock and 834,000 options to purchase common stock under our 2009 Stock Incentive Plan. The new incentive package was subject to the approval by the shareholders of UMSL. UMSL sharesholders approved the package on January 8, 2010 and the shares and options were issued on February 3, 2010.
The shares of our restricted stock are subject to vesting based on the achievement of the following performance milestones: 233,200 restricted shares will vest upon the signing of supply agreements with sanofi-aventis for 100 million or more Unifill syringes. 233,200 restricted shares will vest upon the signing of the first new agreement for the Unifill syringe with a pharmaceutical company other than sanofi-aventis or its affiliates. 233,200 restricted shares will vest upon the signing of an agreement with any pharmaceutical company, including sanofi-aventis, for a new product (other than the Unifill syringe). 233,200 restricted shares will vest upon the installation of the first Unifill syringe production line into a clean room in our new facility, including the successful operation qualification of the line. 233,200 restricted shares will vest upon the first shipment of production quality sterile Unifill syringes to sanofi-aventis from a commercial production line.
The options to purchase our common stock have an exercise price equal to six times the closing price on ASX of our CDI’s (each CDI representing one-sixth of one share of our common stock) on the date of grant and are exercisable for five years from the date of grant. The options will vest as follows: 250,000 options will vest upon our share price reaching $9.45 or more for a minimum of 20 out of any 30 consecutive trading days, 250,000 options will vest upon our share price reaching $12.15 or more for a minimum of 20 out of any 30 consecutive trading days and 334,000 options will vest upon our share price reaching $17.82 or more for a minimum of 20 out of any 30 consecutive trading days.
Potential Payments Upon Termination or Changes in Control
We have entered into employment and consulting agreements with our named executives. Below is a summary of the material termination and change in control provisions.

Alan Shortall, Chief Executive Officer
The employment agreement with Mr. Shortall has a term of three years commencing on July 1, 2008. The employment agreement may be terminated by, among other circumstances, one party giving the other three months’ prior written notice (or by paying Mr. Shortall three months of his total annual salary in lieu of the written notice). If Mr. Shortall’s employment is terminated without cause prior to the first anniversary of his relocation to the United States on February 6, 2009, he will receive severance equal to 15 months of his annual salary; if Mr. Shortall is terminated without cause after February 6, 2010, he will receive severance equal to nine months of his annual salary. Certain non-competition obligations, as specified in the employment agreement, apply to Mr. Shortall during his employment and within certain periods thereafter (ranging from six to 24 months depending on the specific non-competition obligations). We also have an obligation to pay for the relocation of Mr. Shortall and his dependents back to Australia, including moving his personal and household effects, at the end of his employment with Unilife in the United States. Assuming Mr. Shortall was so terminated as of June 30, 2009, he would have been entitled to receive severance in the amount of A$525,000, 15 months of his annual salary.

Jeff Carter, Former Chief Financial Officer
During January 2009, we made Mr. Carter redundant as our Chief Financial Officer and paid him severance in the amount of A$180,000, which was equal to nine months of his annual salary. Mr. Carter has remained on our board of directors and as our Company Secretary and as a consultant. We have entered into a consulting agreement with Mr. Carter, under which Mr. Carter receives a minimum compensation of A$20,000 per month for his consulting services.
Daniel Calvert, Chief Financial Officer
We entered into an employment offer letter with Mr. Calvert in November 2008 that was superseded by an employment agreement entered into in November 2009. Mr. Calvert’s employment offer letter, which was in effect on June 30, 2009, entitled him to receive severance consisting of six months of his annual salary if we terminated his employment other than for cause or inability to perform his duties.
Under Mr. Calvert’s current employment agreement, if we terminate Mr. Calvert’s employment without cause or elect not to renew the employment agreement, he will receive severance consisting of six months of his annual salary and payment for the cost of his COBRA health care continuation coverage for six months. Certain non-competition obligations, as specified in the employment agreement, apply to Mr. Calvert during his employment and for two years thereafter. Assuming Mr. Calvert’s current employment agreement was in effect as of June 30, 2009, and his employment was terminated without cause on that date, he would have been entitled to receive severance totaling $83,762, consisting of $80,000 (six months of his annual salary) and $3,762 (cost of his COBRA health care continuation coverage for six months).
In the event that Mr. Calvert’s employment is terminated coincident with or following a change in control of Unilife, then, in lieu of the severance described immediately above, Mr. Calvert is entitled to (i) 18 months of his annual salary, (ii) payment for the cost of his COBRA health care continuation coverage for 18 months, (iii) payment of an amount equal to the bonus, if any, earned by and paid to him for the prior completed fiscal year, and (iv) all of his outstanding options vesting immediately upon such termination. Assuming Mr. Calvert’s employment was so terminated as of June 30, 2009, and his current employment agreement was in effect as of that date, he would have been entitled to receive severance totaling $288,620, consisting of (i) $240,000 (18 months of his annual salary), (ii) $11,287 (cost of his COBRA health care continuation coverage for 18 months), and (iii) $37,333 (the bonus paid to him for the prior completed fiscal year). In addition, 166,667 unvested options would have vested.

Eugene Shortall, Senior Vice President of RTFS
We entered into an employment agreement with Mr. Shortall in November 2009. Under the terms of the employment agreement, if we terminate Mr. Shortall’s employment without cause or elect not to renew the employment agreement, he will receive severance consisting of six months of his annual salary and payment for the cost of his COBRA health care continuation coverage for six months. Certain non-competition obligations, as specified in the employment agreement, apply to Mr. Shortall during his employment and for two years thereafter. Assuming Mr. Shortall’s employment agreement was in effect as of June 30, 2009, and his employment was terminated without cause on that date, he would have been entitled to receive severance totaling $123,083, consisting of $120,000 (six months of his annual salary) and $3,083 (cost of his COBRA health care continuation coverage for six months).
In the event that Mr. Shortall’s employment is terminated coincident with or following a change in control of Unilife, then, in lieu of the severance described immediately above, Mr. Shortall is entitled to (i) 18 months of his annual salary, (ii) payment for the cost of his COBRA health care continuation coverage for 18 months, (iii) payment of an amount equal to the bonus, if any, earned by and paid to him for the prior completed fiscal year, and (iv) all of his outstanding options vesting immediately upon such termination. Assuming Mr. Shortall’s employment was so terminated as of June 30, 2009, and his employment agreement was in effect as of that date, he would have been entitled to receive severance totaling $411,189, consisting of (i) $360,000 (18 months of his annual salary), (ii) $9,248 (cost of his COBRA health care continuation coverage for 18 months), and (iii) $41,941 (the bonus paid to him for the prior completed fiscal year). In addition, 25,000 unvested options would have vested. We also have an obligation to pay for the relocation of Mr. Shortall and his dependents to France or Kuwait, including moving his personal and household effects, at the end of his employment with Unilife in the United States.

Bernhard Opitz, Senior Vice President of Operations
We entered into an employment offer letter with Mr. Opitz in November 2008 that was superseded by an employment agreement entered into in November 2009. Mr. Opitz’s employment offer letter, which was in effect on June 30, 2009, entitled him to receive severance consisting of nine months of his annual salary if we terminated his employment other than for cause or disability.
Under Mr. Opitz’s current employment agreement, if we terminate Mr. Opitz’s employment without cause or elect not to renew the employment agreement, he will receive severance consisting of nine months of his annual salary and payment for the cost of his COBRA health care continuation coverage for nine months. Certain non-competition obligations, as specified in the employment agreement, apply to Mr. Opitz during his employment and for two years thereafter. Assuming Mr. Opitz’s current employment agreement was in effect as of June 30, 2009, and his employment was terminated without cause on that date, he would have been entitled to receive severance totaling $163,167, consisting of $157,500 (nine months of his annual salary) and $5,667 (cost of his COBRA health care continuation coverage for nine months).
In the event that Mr. Opitz’s employment is terminated coincident with or following a change in control of Unilife, then, in lieu of the severance described immediately above, Mr. Opitz is entitled to (i) 18 months of his annual salary, (ii) payment for the cost of his COBRA health care continuation coverage for 18 months, (iii) payment of an amount equal to the bonus, if any, earned by and paid to him for the prior completed fiscal year, and (iv) all of his outstanding options vesting immediately upon such termination. Assuming Mr. Opitz’s employment was so terminated as of June 30, 2009, and his current employment agreement was in effect as of that date, he would have been entitled to receive severance totaling $363,083, consisting of (i) $315,000 (18 months of his annual salary), (ii) $11,333 (cost of his COBRA health care continuation coverage for 18 months), and (iii) $36,750 (the bonus paid to him for the prior completed fiscal year). In addition, 166,667 unvested options would have vested.
Stephen Allan, Vice President of Marketing and Communications

We entered into an employment agreement with Mr. Allan in November 2009. Under the terms of the employment agreement, if we terminate Mr. Allan’s employment without cause or elect not to renew the employment agreement, he will receive severance consisting of six months of his annual salary and payment for the cost of his COBRA health care continuation coverage for six months. Certain non-competition obligations, as specified in the employment agreement, apply to Mr. Allan during his employment and for two years thereafter. Assuming Mr. Allan’s employment agreement was in effect as of June 30, 2009, and his employment was terminated without cause on that date, he would have been entitled to receive severance totaling $80,896, consisting of $75,000 (six months of his annual salary) and $5,896 (cost of his COBRA health care continuation coverage for six months).
In the event that Mr. Allan’s employment is terminated coincident with or following a change in control of Unilife, then, in lieu of the severance described immediately above, Mr. Allan is entitled to (i) 18 months of his annual salary, (ii) payment for the cost of his COBRA health care continuation coverage for 18 months, (iii) payment of an amount equal to the bonus, if any, earned by and paid to him for the prior completed fiscal year, and (iv) all of his outstanding options vesting immediately upon such termination. Assuming Mr. Allan’s employment was so terminated as of June 30, 2009, and his employment agreement was in effect as of that date, he would have been entitled to receive severance totaling $290,868, consisting of (i) $225,000 (18 months of his annual salary), (ii) $17,688 (cost of his COBRA health care continuation coverage for 18 months), and (iii) $48,180 (the bonus paid to him for the prior completed fiscal year). In addition 116,667 unvested options would have vested. We also have an obligation to pay for the relocation of Mr. Allan and his dependents back to Australia, including moving his personal and household effects, at the end of his employment with Unilife in the United States.
DIRECTOR COMPENSATION
The following table provides information regarding the total compensation that UMSL paid or awarded to its non-employee directors during the year ended June 30, 2009. Directors of UMSL who are also employees do not receive compensation for their services as directors.

Director Compensation
	Fees Earned				Nonqualified
	or Paid in		Stock	Option	Deferred	All Other
	Cash		Awards	Awards	Compensation	Compensation	Total
Name	($)		($)	($) (1)	Earnings($)(2)	($)	($)

Jim Bosnjak	89,764	(3)	—	66,365	8,079	—	164,208

William Galle	52,500		—	43,986	—	—	96,486

Jeff Carter	13,626	(4)	—		1,458	—	15,084

(1)	All option awards were issued with an exercise price in Australian dollars. Amounts were converted using the exchange rate at June 30, 2009 of A$1.00 = US$0.8048. The amount referenced is calculated using the Black-Scholes pricing model. See footnote 3 of our consolidated financial statements contained elsewhere in this registration statements.

(2)	Statutory contributions of 9% of fees to a superannuation fund (i.e., pension) for Australian directors only.

(3)	Mr. Bosnjak’s fees represent A$120,000 paid in Australian dollars. Amounts were converted using the average exchange rate during the applicable period.

(4)	Mr. Carter’s fees represent A$18,930 paid in Australian dollars. Amounts were converted using the average exchange rate during the applicable period. This amount represents fees earned solely for serving as a director. For Mr. Carter’s other compensation, see — “Compensation of Named Executive Officers.”

During fiscal 2009, we paid each of our three non-employee directors different amounts of cash compensation. The levels of cash compensation were based on what our board believed was appropriate for a company of our size, with recognition given to the amount of time a particular director was required to spend on Company matters and the director’s length of board service. We paid Mr. Bosjnak an annual cash fee of A$120,000 for all of his services as a director, including his service as chairman of the board. We did not compensate him separately for attendance at meetings or for service on board committees. Mr. Bosjnak received the highest level of cash compensation in recognition of his long standing board service and the significant amount of time he spent on the Company’s affairs.
Mr. Galle was also paid an annual fee with no separate meeting or committee fees. His level of compensation was determined by negotiation between our Chief Executive Officer and Mr. Galle at the time he joined the board.
Mr. Carter was also paid an annual cash fee with no separate meeting fees.
The amount under “Option Awards” represents share-based compensation expense in respect of (i) 166,667 options granted to Mr. Bosjnak in each of fiscal 2008 and 2009 at exercise prices of A$1.50 and A$1.98, respectively and (ii) 91,667 options granted to Mr. Galle in fiscal 2009 at an exercise price of A$2.10.
In January 2010, UMSL issued options to purchase ordinary shares to three members of the board of directors, Jeff Carter, John Lund and William Galle. Each of these board members received 100,000 options exercisable at A$7.20 per share for a period of five years from the date of grant. The options will vest as follows: 16,667 options vested on the date of grant, 25,000 options will vest on the 12 month anniversary from the date of grant, 25,000 options will vest on the 24 month anniversary from the date of grant and 33,333 options will vest on the 36 month anniversary from the date of grant. The issuance of these options was approved by UMSL shareholders on January 8, 2010.

Item 7.	Certain Relationships and Related Transactions, and Director Independence
Certain Relationships and Related Party Transactions
During the last three fiscal years, we have been a party to the following transaction in which the amount involved exceeded $120,000 and in which any director, executive officer, holder of more than 5% of our capital stock, or their immediate family members, had a material interest.
On January 22, 2009, we entered into a consulting agreement with Jeff Carter, a member of our board of directors and former Chief Financial Officer. Under the terms of the agreement, Mr. Carter will perform finance, accounting and secretarial consulting services in Australia. The agreement had an initial term of seven months that expired on September 30, 2009 and was extended for a six month term expiring on March 31, 2010. Under the agreement, we will pay Mr. Carter a fee for the consulting services of A$20,000 per month.
On October 26, 2008, we entered into a Deed of Settlement and Release with Alan Shortall, our director and Chief Executive Officer, and certain other individuals (collectively, the “Founding Shareholders”), pursuant to which, as a final settlement of our obligations under the agreement for our acquisition of Unitract, we agreed to issue 1,666,667 shares of common stock to the Founding Shareholders if we reported net income of at least A$6.5 million during any fiscal year prior to October 31, 2014 and to issue an additional 1,666,667 shares of common stock if we reported net income of at least A$12 million during any fiscal year prior to October 31, 2014. Pursuant to a subsequent notification from the Founding Shareholders to us dated as of October 27, 2009, three of the four Founding Shareholders (Alan Shortall, Joseph Kaal and Craig Thorley) each relinquished, for no consideration, all of the shares he would have received pursuant to the Deed of Settlement and Release and directed us to issue all his founder shares to the fourth Founding Shareholder, Roger Williamson, in recognition of the fact that Mr. Williamson provided seed capital in connection with the founding of the company. During the year ended June 30, 2009, we met both of the net income requirements and therefore, in November 2009, we issued 3,333,333 shares of common stock to Mr. Williamson, which were in full satisfaction of our obligation to all of the Founding Shareholders.
We review all relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Our Chief Executive Officer and Chief Financial Officer are primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related party transactions. Our audit committee reviews and approves or ratifies any related party transaction pursuant to the authority given under the charter of the audit committee.
Director Independence
Our board of directors currently consists of five members: Jim Bosnjak, Alan Shortall, John Lund, William Galle and Jeff Carter. Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each consisting of Jim Bosnjak, John Lund and William Galle. Our board of directors has determined that each of Jim Bosnjak, John Lund, and William Galle is ‘independent” within the meaning of Rule 10A-3 under the Exchange Act and the Nasdaq listing standards.

Item 8.	Legal Proceedings
In the ordinary course of our business, we may be subject to various claims, pending and potential legal actions for damages, investigations relating to governmental laws and regulations and other matters arising out of the normal conduct of our business. We are not aware of any material pending legal proceedings to which we or any of our subsidiaries is a party or of which any of our properties is the subject.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
Market Information
UMSL’s ordinary shares were traded on the ASX under the trading symbol “UNI” from November 1, 2002 until January 15, 2010. Upon the completion of the redomiciliation; we replaced UMSL as the listed entity on the ASX and, commencing on January 27, 2010 our shares of common stock began trading on the ASX in the form of CDIs, each representing one-sixth of a share of our common stock.
The following table sets forth, for the periods indicated, the high and low closing prices of UMSL’s ordinary shares (and commencing on January 27, 2010, our CDIs) as reported on the ASX, in Australian dollars and as converted into United States dollars. These share prices do not reflect the one for six share consolidation in connection with the redomiciliation and represents actual high and low closing prices of UMSL ordinary shares.

	High	Low	High	Low
Period	(AU$)	(AU$)	(US$)	(US$)
Fiscal Year 2010:
Third Quarter (January 18 – January 29)-CDIs	1.50	1.29	1.35	1.15
Third Quarter (through January 15, 2010)-ordinary shares	1.05	0.90	0.98	0.84
Second Quarter	1.18	0.88	1.05	0.78
First Quarter	1.38	0.31	1.20	0.27
Fiscal Year 2009:
First Quarter	0.41	0.25	0.34	0.21
Second Quarter	0.29	0.18	0.20	0.12
Third Quarter	0.28	0.23	0.19	0.16
Fourth Quarter	0.31	0.25	0.25	0.20
Fiscal Year 2008:
First Quarter	0.31	0.20	0.28	0.18
Second Quarter	0.40	0.25	0.35	0.22
Third Quarter	0.36	0.21	0.33	0.19
Fourth Quarter	0.46	0.23	0.44	0.22
All currency conversions are based on the prevailing Australian dollar to the U.S. dollar rate on the last day of each respective quarter.

As of February 3, 2010, we had 53,783,769 shares of common stock issued and outstanding, and there were 230 holders of record of our common stock, including Chess Depositary Nominees which held shares of our common stock on behalf of 8,394 CDI holders. After the redomiciliation transaction which was conducted in reliance upon the exemption from registration provided under Section 3(a)(10) of the Securities Act, approximately 49,361,627 shares of our common stock are freely tradable and commencing 90 days after the effectiveness of this registration statement, approximately 4,422,142 shares of our common stock will be eligible for resale pursuant to Rule 144. Mr. Alan Shortall, our CEO and director, has agreed, with certain limited exceptions, not to transfer or otherwise dispose of 833,333 shares of our common stock held by him until October 26, 2010.
As of the date of this registration statement, 9,596,422 shares of our common stock were subject to outstanding stock options. In addition, on February 3, 2010, we will issue 834,000 options to our Chief Executive Officer pursuant to an incentive award. We plan to file a registration statement on Form S-8 to cover the issuance of 9,862,500 shares of our common stock that are issuable upon exercise of outstanding options or options that may be issued in the future under our employee benefit plans.
We have submitted a listing application to the Nasdaq Capital Market for listing of our common stock. There can be no assurance that the listing application will be approved or that a U.S. trading market for our common stock will develop.
Dividends
We currently intend to retain any earnings to finance research and development and the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. The declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors. Moreover, if we determine to pay any dividend in the future, there can be no assurance that we will continue to pay such dividends. In addition, under our bank financing agreements, we are not permitted to pay cash dividends without the prior written consent of the lender.
ASX-Required Disclosure Regarding Corporations Act 2001 (Cth) and Repurchases of Securities
We are not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act dealing with the acquisition of our shares (in particular, relating to substantial shareholdings and takeovers).
Under the Delaware General Corporation Law, we are generally permitted to purchase or redeem our outstanding shares out of funds legally available for that purpose without obtaining stockholder approval, provided that (i) our capital is not impaired; (ii) such purchase or redemption would not cause our capital to become impaired; (iii) the purchase price does not exceed the price at which the shares are redeemable at our option and (iv) immediately following any such redemption, we shall have outstanding one or more shares of one or more classes or series of stock, which shares shall have full voting powers.  Our certificate of incorporation does not create any further limitation on our purchase or redemption of our shares.
Equity Compensation Plan Information
The following table provides information as of June 30, 2009 with respect to our equity compensation plans. See Note 3 to our consolidated financial statements included elsewhere is this registration statement for further information.

			Number of Securities
			Remaining Available for
	Number of Securities		Future Issuance Under
	to be Issued Upon	Weighted-Average	Equity Compensation
	Exercise of	Exercise Price of	Plans (Excluding
	Outstanding Options,	Outstanding Options,	Securities Reflected in
Plan Category	Warrants and Rights	Warrants and Rights	Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders
Employee Share Option Plan	4,072,500	$1.54		(1)
2009 Stock Incentive Plan(2)	—	—	6,000,000	(3)
Agreement with individual consultant	83,333	3.00	—
Equity compensation plans not approved by security holders

Individual agreements with various consultants, advisors and other third parties	2,166,667	1.61	—

Total	6,322,500	$1.58

(1)	Under this plan, no options can be offered if the total number of shares issuable upon exercise of such options, when aggregated with (i) the number of shares issued during the previous five years under the plan or any other similar plan available for employees and directors and (ii) the number of shares issuable upon exercise of options that are outstanding under the plan or any other similar plan available for employees and directors or that are being offered thereunder, but disregarding certain types of offers and grants, shall not exceed 5% of the total number of shares outstanding at the time of such offer. No further options will be granted under this plan.

(2)	In connection with the redomiciliation transaction, shareholders of UMSL approved this plan at an extraordinary general meeting of shareholders.

(3)	The number of shares available for issuance under the 2009 Stock Incentive Plan adjusts annually commencing on January 1, 2011 as provided therein.

Item 10.	Recent Sales of Unregistered Securities
Issuances by UMSL:
During the past three years, UMSL has issued and sold the following securities that were not registered under the Securities Act: All of the share numbers and share option exercise prices referred to below give effect to the share consolidation we will effect in connection with the redomiciliation (one share of our common stock equals six ordinary shares of UMSL).
On January 1, 2007, in connection with its acquisition of Integrated BioSciences, Inc., a privately-held company, UMSL issued 1,833,333 ordinary shares to the selling shareholders of the acquired company. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act.
In May and June 2007, UMSL issued an aggregate of 2,303,562 ordinary shares in connection with two private placements to investors in Australia for aggregate proceeds of $2.5 million (A$3.0 million). The issuance of these shares was exempt from registration pursuant to Regulation S under the Securities Act.
During the year ended June 30, 2007, UMSL issued 3,990 ordinary shares upon the exercise of stock options for aggregate proceeds of $0.1 million (A$0.1 million). The issuance of these shares was exempt from registration pursuant to Rule 701 and/or Regulation S under the Securities Act.
On July 20, 2007, UMSL issued 2,333,333 ordinary shares in connection with a rights issue to its Australian shareholders for aggregate proceeds of $2.8 million (A$3.2 million). The issuance of these shares was exempt from registration pursuant to Regulation S under the Securities Act.
On June 27, 2008, UMSL issued 22,033 ordinary shares to certain Australian employees for no proceeds. The issuance of these shares was exempt from registration pursuant to Rule 701 and/or Regulation S under the Securities Act.
During the year ended June 30, 2008, UMSL issued 293,375 ordinary shares upon the exercise of stock options for aggregate proceeds of $0.4 million (A$0.4 million). The issuance of these shares was exempt from registration pursuant to Rule 701 and/or Regulation S under the Securities Act.
From time to time during 2007, 2008 and 2009, UMSL issued an aggregate of 5,666,667 ordinary shares to certain non-US noteholders in connection with the conversion of outstanding convertible notes. The issuance of these shares was exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

On December 29, 2008, UMSL issued 1,666,667 ordinary shares to its Chief Executive Officer, subject to certain transfer restrictions. The issuance of these common shares was exempt from registration pursuant to Regulation S under the Securities Act.
On February 1, 2009, UMSL issued 45,885 ordinary shares to certain employees for no proceeds. The issuance of these shares was exempt from registration pursuant to Rule 701 and/or Regulation S under the Securities Act.
During the year ended June 30, 2009, UMSL issued 97,532 ordinary shares upon the exercise of stock options for aggregate proceeds of $0.1 million (A$0.1 million). The issuance of these shares was exempt from registration pursuant to Rule 701 and/or Regulation S under the Securities Act.
In October and November 2009, UMSL issued 6,291,535 ordinary shares and options to purchase 3,645,767 ordinary shares to certain investors, brokers, and advisors in connection with a private placement for aggregate proceeds of $29.4 million (A$32.1 million). The issuances of these shares and options were exempt from registration pursuant to Regulation S and/or Regulation D under the Securities Act.
In conjunction with the private placement referenced in the immediately preceding paragraph, on November 17, 2009, UMSL issued 4,218,338 ordinary shares to certain shareholders Australian and New Zealand for aggregate proceeds of $20.1 million (A$21.5 million) pursuant to a share purchase plan. The issuance of these shares was exempt from registration pursuant to Regulation S under the Securities Act.
On November 17, 2009, UMSL issued 35,088 ordinary shares to certain US employees in connection with the exercise of stock options for aggregate proceeds of $0.2 million. The issuance of these shares was exempt from registration pursuant to Rule 701 under the Securities Act.
On November 17, 2009, UMSL issued an aggregate of 3,333,333 ordinary shares to four founders of UMSL pursuant to an agreement between UMSL and the founders, which required UMSL to issue certain number of shares to the founders depending on the results of operations of the UMSL. These shares were in full satisfaction of UMSL obligations to the founders. The issuance of these shares was exempt from registration pursuant to Regulation S under the Securities Act.
During the six months ended December 31, 2009, UMSL issued 1,280,341 ordinary shares upon the exercise of stock options for aggregate proceeds of $1.7 million (A$2.0 million). The issuance of these shares was exempt from registration pursuant to Rule 701 and/or Regulation S under the Securities Act.
On January 14, 2010, UMSL issued an aggregate of 833,333 ordinary shares to two inventors of certain of our technology. The issuance of these shares was exempt from registration pursuant to Regulation S under the Securities Act.
Issuances by Unilife Corporation:
Since our incorporation in July 2009, we have issued and sold the following securities that were not registered under the Securities Act:
In connection with our incorporation and initial organization, we issued 100 shares of common stock to UMSL for a total consideration of $1.00, which was exempt from registration pursuant to Regulation S under the Securities Act.
On January 27, 2010, pursuant to two separate schemes of arrangement under Australian law, Unilife Corporation issued shares of common stock and options to purchase shares of common stock in exchange for outstanding UMSL ordinary shares and options to purchase UMSL ordinary shares. The schemes of arrangement were approved by the Australian Federal Court and by UMSL shareholders and option holders. The issuances were exempt from registration pursuant to Section 3(a)(10) of the Securities Act.
Pursuant to the share scheme of arrangement, UMSL shareholders had the right to elect to receive either shares of common stock of Unilife Corporation or Chess Depositary Interests (“CDIs”), with each CDI representing one-sixth of one share of Unilife Corporation common stock. Holders of 281,904,534 UMSL ordinary shares elected to receive CDIs, which are tradable on the ASX. Holders of 33,780,966 UMSL ordinary shares elected to receive shares of Unilife Corporation common stock (equivalent to 5,630,161 shares of common stock). As a result of these elections, Unilife Corporation issued 281,904,534 CDIs and 5,630,161 shares of common stock. Option holders of UMSL have the right to elect to receive either shares of common stock or CDIs upon exercise of their options. Shares of common stock may be converted into CDIs and CDIs may be converted into shares of common stock, in each case, in the ratio of one share of common stock for six CDIs. Only CDIs are tradable on the ASX and only shares of common stock will be tradable on Nasdaq.
On February 3, 2010, we issued 1,166,000 shares of restricted stock to Alan Shortall, our Chief Executive Officer, pursuant to an incentive award approved by our board of directors and shareholders. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act.

Item 11.	Description of Registrant’s Securities to be Registered
The following description of our capital stock is a summary only and is qualified in its entirety by reference to our Certificate of Incorporation and Bylaws, which are included as Exhibits 3.1 and 3.2 of this registration statement.
Common Stock
We are authorized to issue up to 250,000,000 shares of common stock, US$0.01 par value per share.
Holders of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available.
Holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including the election of directors.
Holders of our common stock do not have any conversion, redemption or preemptive rights. In the event of our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
All outstanding shares of our common stock are fully paid and non-assessable.
Preferred Stock
We are authorized to issue up to 50,000,000 shares of preferred stock, US$0.01 par value per share. We may issue any class of preferred stock in any series. Our board of directors has the authority to establish and designate series, and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. Shares of each series when issued shall be designated to distinguish the shares of each series from shares of all other series.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws
Certain provisions of our Certificate of Incorporation and Bylaws may be considered as having an anti-takeover effect, such as those provisions:
•	authorizing our board of directors to issue from time to time any series of preferred stock and fix the designation, powers, preferences and rights of the shares of such series of preferred stock;
•	prohibiting stockholders from acting by written consent in lieu of a meeting, effective upon the implementation date (the “Implementation Date”) of the Implementation Agreement between us and UMSL;
•	requiring advance notice of stockholder intention to put forth director nominees or bring up other business at a stockholders’ meeting;
•	prohibiting stockholders from calling a special meeting of stockholders;
•	requiring a 66 2/3% majority stockholder approval in order for stockholders to amend our bylaws or adopt new bylaws; and
•	providing that, subject to the rights of the holders of any series of preferred stock, the number of directors shall be fixed from time to time exclusively by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships). Newly created directorships resulting from any increase in our authorized number of directors will be filled only by a majority of our board of directors then in office, even less than a quorum, or, to the extent if there are no directors, by the stockholders.
We are also subject to Section 203 of the DGCL, which in general prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:
•	prior to that date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or subsequent to that date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.
The above-summarized provisions of the Delaware General Corporation Law (the “DGCL”) and our Certificate of Incorporation and Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Listing
We have applied to list our common stock on the Nasdaq Capital Market under the symbol of “UNIS”. Our shares of common stock are traded on the ASX in the form of CDIs under the symbol “UNS.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare.

Item 12.	Indemnification of Directors and Officers
Our Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Our Bylaws provide that, to the fullest extent permitted by Delaware law, we will indemnify, and advance expenses to, a director or officer in an action brought by reason of the fact that the director or officer is or was our director or officer, or is or was serving at our request as a director or officer of any other entity, against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith. We may maintain insurance to protect a director or officer against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under Delaware law.
The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Item 13.	Financial Statements and Supplementary Data
Our consolidated financial statements appear on pages F-1 through F-31 of this registration statement.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
The Company has not had a change in its independent registered public accounting firm during its last two fiscal years or through the date of this filing. However, as a result of the redomiciliation into the United States, the Company intends to change its public accounting firm to a U. S. firm. This change will likely occur subsequent to the effectiveness of this Form 10 and will be appropriately reported under Form 8-K. The Company notes that it has not had any disagreements with its current public accounting firm during the last two fiscal years or through the date of this filing on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the public accounting firm, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements.

Item 15.	Financial Statements and Exhibits
(a) Financial Statements
Our consolidated financial statements appear on pages F-1 through F-31 of this registration statement.
(b) Exhibits

Exhibit Number		Description
2.1		Amended and Restated Merger Implementation Agreement dated as of September 1, 2009 between Unilife Medical Solutions Limited and Unilife Corporation

2.2		Share Purchase Agreement among Unilife Medical Solutions Limited, Edward Paukovits, Jr., Keith Bocchicchio, and Daniel Adlon dated as of October 25, 2006 and amended as of September 26, 2007+**

3.1		Certificate of Incorporation of Unilife Corporation**

3.2		Bylaws of Unilife Corporation**

4.1		Form of Common Stock Certificate**

10.1		Exclusive Agreement dated as of June 30, 2008 between Unilife Medical Solutions Limited and Sanofi Winthrop Industrie**

10.2	*	First Amendment dated as of June 29, 2009 to Exclusive Agreement dated as of June 30, 2008 between Unilife Medical Solutions Limited and Sanofi Winthrop Industrie**

Exhibit Number		Description
10.3	*	Industrialization Agreement dated as of June 30, 2009 between Unilife Medical Solutions Limited and Sanofi Winthrop Industrie**

10.4		Business Lease, dated as of August 17, 2005, between Integrated BioSciences, Inc. and AMC Delancey Heartland Partners, L.P.**

10.5		Agreement dated as of September 15, 2003 between Integrated BioSciences, Inc. and B. Braun Medical, Inc. and amendments thereto**

10.6		Promissory Note, dated as of December 30, 2005 between Integrated BioSciences, Inc. and Commerce Bank**

10.7		Promissory Note, dated as of August 25, 2006 between Integrated BioSciences, Inc. and Commerce Bank**

10.8		Employment Agreement, dated as of October 26, 2008 between Unilife Medical Solutions Limited and Alan Shortall**

10.9		Employment Agreement, dated as of February 15, 2005 between Unilife Medical Solutions Limited and Jeff Carter**

10.10		Employment Agreement, dated as of November 10, 2009 between Unilife Medical Solutions, Inc. and Daniel Calvert**

10.11		Employment Agreement, dated as of November 10, 2009 between Unilife Medical Solutions, Inc. and Bernhard Opitz**

10.12		Employment Agreement, dated as of November 10, 2009 between Unilife Medical Solutions, Inc. and Mark Iampietro**

10.13		Employment Agreement, dated as of November 10, 2009 between Unilife Medical Solutions, Inc. and Stephen Allan**

10.14		Employment Agreement, dated as of November 10, 2009 between Unilife Medical Solutions, Inc. and Eugene Shortall**

10.15		Consulting Agreement, dated as of January 22, 2009 between Unilife Medical Solutions Limited and Joblak Pty Ltd**

10.16		Deed of Mutual Release, dated January 12, 2009 between Unilife Medical Solutions Limited and Jeff Carter**

10.17		Unilife Corporation Employee Stock Option Plan**

10.18		Unilife Corporation 2009 Stock Incentive Plan**

10.19		Unilife Medical Solutions Limited Exempt Employee Share Plan**

10.20		Agreement dated November 12, 2009 between Unilife Medical Solutions, Inc. and Mikron Assembly Technology**

10.21		Purchase and Mutual Indemnification Agreement dated November 16, 2009 between Unilife Cross Farm LLC and Greenspring Partners, LP**

10.22		Offer of assistance dated October 16, 2009 from the Commonwealth of Pennsylvania to Unilife Medical Solutions and acceptance of the offer**

10.23		Agreement Between Unilife Cross Farm LLC and L2 Architecture dated as of December 29, 2009, as amended**

10.24		Agreement between Unilife Cross Farm LLC and HSC Builders & Construction Managers dated as of December 14, 2009, as amended**

10.25		Development Agreement, dated December 14, 2009 between Unilife Cross Farm LLC and Keystone Redevelopment Group LLC**

10.26		Amended and Restated Operating Agreement dated December 14, 2009 of Unilife Cross Farm LLC**

10.27		Form of Share Purchase Agreement between Unilife Medical Solutions Limited and each of the US investors in the October and November 2009 private placement**

10.28		Form of Subscription Agreement between Unilife Medical Solutions Limited and each of the Australian investors in the October and November 2009 private placement**

10.29		2009 Share Purchase Plan Terms and Conditions**

10.30		Offer Letter dated November 12, 2008 from Unilife Medical Solutions Limited to Daniel Calvert**

10.31		Offer Letter dated November 20, 2008 from the Coelyn Group, on behalf of Unilife Medical Solutions Limited to Bernhard Opitz**

10.32		Consulting Agreement between Unilife Medical Solutions Limited and Medical Middle East Limited**

10.33		Option Deed, dated January 21, 2010 between Unilife Medical Solutions Limited and Edward Fine**

10.34
Deed of Settlement and Release dated October 26, 2008 among Unilife Medical Solutions Limited and Craig Thorley, Joseph Kaal, Alan Shortall and Roger Williamson and notification related thereto dated October 27, 2009**

10.35		Deed of Confirmation of Intellectual Property Rights and Confidentiality among Unilife Medical Solutions Limited, Unitract Syringe Pty Limited, Craig Thorley and Joseph Kaal**

10.36		Form of Restricted Stock Agreement under the Unilife Corporation 2009 Stock Incentive Plan between Unilife Corporation and Alan Shortall**

10.37		Form of Unilife Corporation Nonstatutory Stock Option Agreement between Unilife Corporation and Alan Shortall**

10.38		Membership Interest Purchase Agreement, dated December 14, 2009 between Unilife Cross Farm LLC and Cross Farm, LLC.**

10.39		Letter Agreement dated January 29, 2010 between sanofi-aventis and Unilife Medical Solutions.**

21		List of subsidiaries of Unilife Corporation**

+	The annexures, schedules and exhibits to this exhibit have been omitted. A copy of any omitted annexure, schedule or exhibit will be furnished to the Securities and Exchange Commission supplementally upon request.

*	Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

**	Previously filed.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Unilife Corporation
Date: February 11, 2010	By:	/s/ Alan Shortall
		Name:	Alan Shortall
		Title:	Chief Executive Officer

UNILIFE CORPORATION AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(in thousands, except share data)
(unaudited)

	September 30, 2009	June 30, 2009
Assets
Current Assets:
Cash and cash equivalents	$4,046	$3,627
Accounts receivable	2,515	7,333
Inventories	1,613	1,097
Prepaid expenses and other current assets	322	223

Total current assets	8,496	12,280
Property, plant and equipment, net	10,867	9,137
Goodwill	10,990	10,235
Intangible assets, net	46	43
Other assets	314	517

Total assets	$30,713	$32,212

Liabilities and Stockholders’ Equity

Current Liabilities:
Accounts payable	$567	$1,103
Accrued expenses	5,803	6,097
Current portion of long-term debt	405	405
Deferred revenue	2,866	2,642

Total current liabilities	9,641	10,247
Long-term debt, less current portion	2,586	2,728
Deferred revenue	7,880	7,926

Total liabilities	20,107	20,901

Commitments and contingencies

Stockholders’ Equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized as of September 30, 2009; none issued or outstanding as of September 30, 2009 and June 30, 2009	—	—
Common stock, $0.01 par value, 250,000,000 shares authorized as of September 30, 2009; 37,010,802 and 36,625,802 shares issued and outstanding as of September 30, 2009 and June 30, 2009, respectively	370	366
Additional paid-in-capital	59,041	57,987
Accumulated deficit	(51,966)	(49,902)
Accumulated other comprehensive income	3,161	2,860

Total stockholders’ equity	10,606	11,311

Total liabilities and stockholders’ equity	$30,713	$32,212

See notes to the condensed consolidated financial statements.

UNILIFE CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(in thousands, except per share data)
(unaudited)

	Three months ended September 30,
	2009	2008
Revenues	$3,108	$2,305
Cost of sales	865	1,131

Gross profit	2,243	1,174

Operating expenses:
Research and development	399	131
Selling, general and administrative	3,742	2,422
Depreciation and amortization	255	144

Total operating expenses	4,396	2,697

Operating loss	(2,153)	(1,523)
Interest expense	47	125
Interest income	(5)	(120)
Other (income) expense, net	(131)	88

Net loss	$(2,064)	$(1,616)

Loss per share:
Basic loss per share	$(0.06)	$(0.05)

Diluted loss per share	$(0.06)	$(0.05)

See notes to the condensed consolidated financial statements.

UNILIFE CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Stockholders’ Equity and Comprehensive Income
(in thousands, except share data)
(unaudited)

					Accumulated
			Additional-		Other
	Common Stock		Paid-In	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income (Loss)	Total
Balance as of July 1, 2009	36,625,802	$366	$57,987	$(49,902)	$2,860	$11,311
Comprehensive loss:
Net loss	—	—	—	(2,064)	—	(2,064)
Foreign currency translation	—	—	—	—	301	301

Comprehensive loss						(1,763)
Share-based compensation expense	—	—	570	—	—	570
Issuance of common stock upon exercise of stock options	385,000	4	484	—	—	488

Balance as of September 30, 2009	37,010,802	$370	$59,041	$(51,966)	$3,161	$10,606

See notes to the condensed consolidated financial statements.

UNILIFE CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Three months ended September 30,
	2009	2008
Cash flows from operating activities:
Net loss	$(2,064)	$(1,616)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	291	171
Share-based compensation expense	570	93
Changes in assets and liabilities:
Accounts receivable	5,161	230
Inventories	(516)	308
Prepaid expenses and other current assets	(85)	(35)
Other assets	201	24
Accounts payable	(553)	55
Accrued expenses	(203)	(608)
Deferred revenue	(683)	12,668

Net cash provided by operating activities	2,119	11,290
Cash flows from investing activities
Purchases of property, plant and equipment	(1,735)	(98)
Net cash used in investing activities	(1,735)	(98)
Cash flows from financing activities
Proceeds from the exercise of options to purchase common stock	488	38
Principal payments on long-term debt	(142)	(3,094)

Net cash provided by (used in) financing activities	346	(3,056)
Foreign currency exchange on cash	(311)	(48)

Net increase in cash and cash equivalents	419	8,088
Cash and cash equivalents at beginning of period	3,627	2,887

Cash and cash equivalents at end of period	$4,046	$10,975

Supplemental disclosure of non-cash activities
Conversion of convertible notes into common stock	$—	$75

See notes to the condensed consolidated financial statements.

Unilife Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
1. Description of Business and Unaudited Financial Statements
Unilife Corporation and subsidiaries (the “Company”) is a medical device company focused on the design, development, manufacture and supply of a proprietary range of retractable syringes. The primary target customers for the Company’s products include pharmaceutical manufacturers and suppliers of medical equipment to healthcare facilities or patients who self-administer prescription medication. The Company also manufactures non-proprietary Class I and Class II medical devices, such as specialty syringes under contract for outsourcing customers.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying unaudited condensed consolidated financial statements contain all normal and recurring adjustments that, in the opinion of management, are necessary for a fair presentation for the periods presented as required by Regulation S-X, Rule 10-01. Interim results may not be indicative of results for a full year. The condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto contained in this registration statement for the year ended June 30, 2009.
2. Summary of Significant Accounting Policies
Principles of Consolidation
The condensed consolidated financial statements include the accounts of Unilife Medical Solutions Limited (“UMSL”) and its wholly-owned subsidiaries. Subsequent to June 30, 2009, a newly formed subsidiary, Unilife Corporation, will become UMSL’s parent holding company in a transaction described below. The condensed consolidated financial statements have been prepared in accordance with GAAP and in U.S. currency. All intercompany accounts and transactions have been eliminated in consolidation.
On September 1, 2009, UMSL announced that it entered into a Merger Implementation Agreement with Unilife Corporation, pursuant to which shareholders and optionholders of UMSL will exchange their existing interests in UMSL for equivalent interests in Unilife Corporation and Unilife Corporation will become the parent, or ultimate parent of UMSL and its subsidiaries. Each holder of UMSL ordinary shares or share options will receive one share of common stock or one stock option, of Unilife Corporation for every six UMSL ordinary shares or share options, respectively, held by such holder, unless a holder of UMSL ordinary shares elects to receive, in lieu of common stock, Chess Depository Interests, or CDI’s (each representing one-sixth of a share of the Company’s common stock) of the Company, in which case such holder will receive one CDI of Unilife Corporation for each ordinary share of UMSL. All share and per share data have been retroactively restated to reflect the one for six share consolidation. The redomiciliation transaction is subject to various conditions, including without limitation, approval by the Australian Federal Court, approval by the shareholders and optionholders of UMSL, and a report by an independent expert concluding that the redomiciliation transaction is fair, reasonable and in the best interests of the shareholders and optionholders.
As part of its subsequent events re-evaluation through February 1, 2010, the Company noted that this redomiciliation occurred as described above on January 27, 2010.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Inventories
Inventories consist primarily of plastic syringe components and include direct materials, direct labor and manufacturing overhead. Inventory is stated at the lower of cost or market, with cost determined using the first in, first out method. The Company routinely reviews its inventory for obsolete, slow moving or otherwise impaired inventory and records estimated impairments in the periods in which they occur. Inventories consist of the following:

	September 30, 2009	June 30, 2009
Raw materials	$581	$567
Work in process	1,032	530

Total inventories	$1,613	$1,097

Unilife Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
Goodwill and Intangible Assets
Goodwill is the excess of purchase price over the value of net assets acquired in business acquisitions. Goodwill is subject to, at a minimum, an annual impairment assessment of its carrying value. Additional impairment assessments would be performed if events and circumstances warranted such additional assessments during the year. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Estimated fair values of the reporting units are estimated using an earnings model and a discounted cash flow valuation model. The discounted cash flow model incorporates the Company’s estimates of future cash flows, future growth rates and management’s judgment regarding the applicable discount rates used to discount those estimated cash flows. The estimated fair value of each reporting unit, if lower than the carrying value of the respective reporting unit (such carrying value determined after management allocation of certain shared assets), would then be allocated to the reporting unit’s net identifiable assets based on their respective estimated fair values. The remaining unallocated reporting unit fair value, if any, would then be compared to the carrying amount of that unit’s goodwill and, if lower, the Company would recognize an impairment charge to the extent of the deficiency. There were no impairments recorded on goodwill during the three months ended September 30, 2009 or 2008.
Definite-lived intangible assets include patents which are amortized on a straight-line basis over their estimated useful lives of 15 years. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. There were no impairments recorded on intangible assets during the three months ended September 30, 2009 or 2008.
The Company expenses costs related to internally developed patents as incurred.
Share-Based Compensation
The Company grants both stock options and shares as compensation to its employees, directors and consultants. Certain employee and director awards vest over stated service periods and others also require achievement of specific performance or market conditions. The Company expenses the grant date fair value of awards to employees and directors over their respective service periods or over the period from grant date to the date the required performance or market conditionals are expected to be met, if shorter. To the extent that employee and director awards vest only upon the achievement of a specific performance or market condition, expense is recognized over the period from the date management determines that the conditions are achievable through the date they are expected to be met. Awards granted to consultants are sometimes granted for past services, in which case their fair value is expensed on their grant date, and sometimes granted with future service, performance or market conditions. Timing of expense recognition for consultant awards is similar to that of employee and director awards; however, aggregate expense is re-measured each quarter end based on the fair value of the award at that date. The Company determines the fair value of stock options using the Black-Scholes option pricing model, with the exception of market-based performance grants, which are valued based on a Barrier pricing model. Option pricing methods require the input of highly subjective assumptions, including the expected stock price volatility. See Note 3 for additional information regarding share-based compensation.
Revenue Recognition
The Company recognizes revenue from licensing fees, industrialization efforts and products sold.
In early fiscal 2008, the Company granted an exclusive licensing arrangement to allow its pharmaceutical partner to use certain of the Company’s intellectual property in order and solely to develop in collaboration with the Company, the Company’s Unifill syringe for use in and sale to the pre-filled syringe market. The up-front, non-refundable fee paid for this license is being amortized over the expected life of the related agreement. In late fiscal 2009, the Company entered into an industrialization agreement with its pharmaceutical partner, retroactive to July 2008, under which the Company received payments upon achievement of certain pre-defined milestones in its development of the Unifill syringe. Revenue is recognized upon achievement of the “at risk” milestone events, which represents the culmination of the earnings process related to such events. Milestones include specific phases of the project such as product design, prototype availability, user tests, manufacturing proof of principle and the various steps to complete the industrialization of the product. Specific payment amounts and completion dates were established for each milestone payment. Revenue recognized is commensurate with the milestones achieved. Billings are similarly triggered and the Company has no future performance obligations related to previous milestone payments. Each milestone payment is non-refundable when made.

Unilife Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
The Company recognizes revenue from sales of products at the time of shipment and when title passes to the customer. These amounts were $680 and $1,691 during the three months ended September 30, 2009 and 2008, respectively.
Recently Issued Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (‘SFAS”) No. 168, “The FASB Accounting Standards Codification ™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (”SFAS 168”). SFAS 168 represents the last numbered standard issued by the FASB under the old (pre-codification) numbering system, and amends the GAAP hierarchy. On July 1, 2009, the FASB launched its new codification (i.e. the FASB Accounting Standards Codification). The codification supersedes existing GAAP for nongovernmental entities.
In May 2009, the FASB issued a new accounting standard included in ASC 855, Subsequent Events, formerly SFAS No. 165, “Subsequent Events.” ASC 855 sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 was effective for interim and annual periods ending after June 15, 2009. The Company originally evaluated subsequent events through the date the accompanying financial statements were issued, which was January 5, 2010. The Company re-evaluated subsequent events through February 11, 2010 for purposes of the reissuance of these statements on that date.
In August 2009, the FASB issued Accounting Standards Update No. 2009-05, Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value, which provides guidance on how to measure liabilities at fair value in circumstance in which a quoted price in an active market for the identical liability is not available. This update is effective for the first reporting period, including interim periods, beginning after issuance. The Company has no liabilities that are governed by this update but will apply its provisions in the future as applicable.
3. Share-Based Compensation
The Company recognized share-based compensation expense related to stock options and grants of common stock to employees, directors and consultants of $570 and $93 during the three months ended September 30, 2009 and 2008, respectively. The total tax benefit recognized related to these awards was $171 and $28 during the three months ended September 30, 2009 and 2008, respectively, which was fully offset by changes in the Company’s valuation allowance.
Stock Options
The Company has granted stock options to certain employees and directors under the Employee Share Option Plan, (the “Plan”). The Plan is designed to assist in the motivation and retention of employees and to recognize the importance of employees to the long-term performance and success of the Company. The Company has also granted stock options to certain consultants outside of the Plan. The majority of the options to purchase common stock vest on the anniversary of the date of grant, which ranges from one to three years. Additionally, certain stock options vest upon the closing price of the Company’s common stock reaching certain minimum levels, as defined in the agreements. Finally, certain other stock options vest upon the meeting of certain Company milestones such as the signing of specific agreements and the completion of the Company’s anticipated listing on a U.S. stock exchange. As of September 30, 2009, the Company expects that all such market and performance conditions will be met. Share-based compensation expense related to these awards is recognized on a straight-line basis over the related vesting term. The Plan does not provide for a fixed number of available shares.

Unilife Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
The following is a summary of the Plan and non-Plan stock option activity during the three months ended September 30, 2009:

			Weighted-
			Average
		Weighted-	Remaining
	Number of	Average	Contractual	Aggregate
	Options	Exercise Price	Life (in years)	Intrinsic Value
Outstanding as of July 1, 2009	6,322,500	$1.58
Granted	83,333	1.83
Exercised	(385,000)	1.31
Cancelled	(433,333)	2.14

Outstanding as of September 30, 2009	5,587,500	$1.56	2.6	$30,916

Exercisable as of September 30, 2009	3,729,167	$1.69	2.2	$20,763

The aggregate intrinsic value is defined as the difference between the market value of the Company’s common stock as of the end of the period and the exercise price of the in-the-money stock options. The total intrinsic value of stock options exercised during the three months ended September 30, 2009 and 2008 was $1,030 and $0, respectively. Of the 1,858,333 non vested options, 83,333 are held by consultants.
The fair value of each stock option is estimated at the grant date using the Black-Scholes option pricing model, with the exception of grants subject to market conditions which are valued based on a Barrier option pricing model. The Company has not historically paid dividends to its shareholders, and, as a result assumed a dividend yield of 0%. The risk free interest rate is based upon the rates of Australian bonds with a term equal to the expected term of the option. The expected volatility is based upon the historical share price of the Company’s common stock. The expected term of the stock options to purchase common stock is based upon the outstanding contractual term of the stock option on the date of grant. The Company used the following weighted-average assumptions in calculating the fair value of options granted during the three months ended September 30, 2009 and 2008.

	Three Months ended September 30,
	2009	2008
Expected dividend yield	0%	0%
Risk-free interest rate	4.78%	4.76%
Expected volatility	80%	80%
Expected life (in years)	3.0	3.8
4. Goodwill and Other Intangible Assets
The changes in the carrying amount of goodwill during the three months ended September 30, 2009 are as follows:

Balance as of July 1, 2009	$10,235
Foreign currency translation	755

Balance as of September 30, 2009	$10,990

In connection with the acquisition of Unitract Syringe Pty Limited in October 2002, the Company agreed to issue 1,666,667 shares of common stock to certain former shareholders of Unitract Syringe Pty Limited if the Company reported net income (as defined in the agreement) of at least A$6,500 during any fiscal year prior to October 31, 2014, as amended. The agreement also provided for the issuance of an additional 1,666,667 shares of common stock upon the Company reporting net income (as defined in the agreement) of at least A$12,000 during any fiscal year prior to October 31, 2014. During the year ended June 30, 2009, the Company met both the net income requirements, and as a result, has accrued for the issuance of 3,333,333 shares based upon the closing price of the Company’s common stock as of June 30, 2009. These shares were issued in November 2009. These shares were issued in full satisfaction of the Company’s obligation to the founders.
As of September 30, 2009, intangible assets consist of patents acquired in a business acquisition of $80. Related accumulated amortization as of September 30, 2009 and June 30, 2009 was $39 and $37, respectively, and future amortization expense is scheduled to be $5 annually.

Unilife Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
5. Long-Term Debt
Long-term debt consists of the following:

	September 30, 2009	June 30, 2009
Bank term loans	$2,590	$2,709
Pennsylvania State assisted loans	401	424

	2,991	3,133
Less: current portion of long-term debt	405	405

Total long-term debt	$2,586	$2,728

Bank term loans consist of four term loans payable. The loans bear interest at a rate of prime (3.25% as of September 30, 2009) plus 1.50%. (4.75% as of September 30, 2009) per annum and mature on dates ranging from December 2010 through August 2021. The borrowings under the bank term loans are collateralized by the Company’s accounts receivable, inventory and certain pieces of machinery and equipment and are subject to certain financial covenants which require the Company’s tangible assets to equal at least 10% of the balance sheet equity determined in accordance with GAAP. Under the term loan agreements, the Company is not permitted to pay cash dividends without the prior written consent of the lender. The Company was in compliance with these covenants as of September 30, 2009.
The Company has qualified for two Pennsylvania state assisted loans for the purchase of specific machinery and equipment. These loans bear interest at rates ranging from 2.75% to 3.25% per annum and mature on dates ranging from July 2011 through July 2013. The borrowings under the state assisted loans are collateralized by certain production equipment.
During the year ended June 30, 2008, the Company issued A$2,000 (approximately $1,920) of convertible notes which were convertible into shares of the Company’s common stock at a conversion price of A$1.5 (approximately $1.44) per share. Interest was payable semi-annually at a rate of 12% per annum. A$80 of these convertible notes were exchanged for 53,333 shares of the Company’s common stock during the three months ended September 30, 2008.
6. Loss Per Share
The Company’s net loss per share is as follows:

	Three Months ended September 30,
	2009	2008
Numerator
Net loss	$(2,064)	$(1,616)
Denominator
Weighted average number of shares used to compute basic loss per share	36,762,142	34,348,301
Effect of dilutive options to purchase common stock	—	—

Weighted average number of shares used to compute diluted loss per share	36,762,142	34,348,301

Basic loss per share	$(0.06)	$(0.05)

Diluted loss per share	$(0.06)	$(0.05)

Unilife Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
During the three months ended September 30, 2009 and 2008 options to purchase 5,587,500 and 3,339,167 shares of common stock were excluded from the computation of diluted loss per share, respectively, as their effect would have been anti-dilutive.
7. Contingencies
The Company is involved in, or has pending, various legal proceedings, claims, suits and complaints arising out of the normal course of business. Based on the facts currently available to the Company, management believes that these claims, suits and complaints are adequately provided for, covered by insurance, without merit or not probable that an unfavorable outcome will result.
8. Business Alliance
On June 30, 2008 the Company signed an exclusive licensing agreement with a pharmaceutical company, sanofi-aventis, which was amended in June, 2009. Under the amended agreement, the Company has granted sanofi-aventis an exclusive license to certain of the Company’s intellectual property in order and solely to develop, in collaboration with the Company, the Unifill syringe for use in and sale to the pre-filled syringe market within those therapeutic areas to be agreed upon between the Company and sanofi-aventis and a non-exclusive license outside those therapeutic areas that are exclusive to sanofi-aventis or after the expiration of the exclusive license with sanofi-aventis. Pursuant to the exclusive licensing agreement, sanofi-aventis has paid the Company a 10,000 Euro ($13,024) up front non-refundable one-time fee. The exclusive license granted thereunder has an initial term expiring on June 30, 2014, unless the Company and sanofi-aventis fail to agree upon the list of therapeutic areas that are exclusive to sanofi-aventis, in which event the exclusive license will have a term until June 29, 2012 for all therapeutic areas. If during the term of the exclusive license, sanofi-aventis has purchased the Unifill syringe for use with a particular drug product, sanofi-aventis will receive a ten-year extension of the term of the exclusive license, which extension will be reduced to five years if sanofi-aventis does not sell a minimum of 20,000 units of the product in any of the first five years of such ten-year extension period. During the year ended June 30, 2009, the Company recognized $2,456 of this up front payment as revenue and deferred $10,568 which will be recognized on a straight-line basis over the remaining term of the agreement. During the three months ended September 30, 2009 the Company recognized $683 of this up front payment as revenue.
Under the exclusive licensing agreement, the Company is not precluded from using certain of its intellectual property to develop, license and sell any products in any market other than the ready-to-fill syringe market, or from entering into licensing or other business arrangements with other pharmaceutical companies for the ready-to-fill syringe market outside those therapeutic areas that are exclusive to sanofi-aventis, or after the expiration of the exclusive license with sanofi-aventis. If the Company grants a license to a third party in respect of the ready-to-fill syringe market, then the Company is required to pay sanofi-aventis 70% of any access, license or other upfront fee received from such third party for access to purchase the products until our payments to sanofi-aventis have totaled €10 million, following which the Company is required to pay 30% of such fees it receives through the end of the initial exclusivity period. The Company is also required to pay sanofi-aventis an annual royalty payment of 5% of the revenue generated from any sale of the Unifill syringe to third parties, up to a maximum amount of €17 million in such royalty payments.
Under a related industrialization agreement, signed on June 30, 2009, sanofi-aventis has agreed to pay the Company up to 17,000 Euro ($23,400) in milestone-based payments to fund the completion of the Company’s industrialization program for the Unifill syringe. The industrialization program began in July 2008 and is scheduled to be completed by the end of 2010. The industrialization agreement requires sanofi-aventis to provide a list to the Company that specifies therapeutic drug classes for which it seeks to market the Unifill syringe on an exclusive basis. The Company and sanofi-aventis will then discuss the exclusivity list during a several month negotiation period, and if the list is agreed, sanofi-aventis will retain exclusive rights to the use of the product within these designated therapeutic drug classes until June 30, 2014, subject to the extension described above. If the Company and sanofi-aventis are unable to reach an agreement on the list, sanofi-aventis will retain full exclusivity across all therapeutic classes until July 1, 2012. Unless terminated earlier, the industrialization agreement has a term until the completion of the industrialization program. During the year ended June 30, 2009, the Company recognized $13,601 in revenue related to the milestones achieved under the industrialization agreement of which $7,024 was collected after year end. During the three months ended September 30, 2009, the Company recognized $1,745 in revenue related to the milestones achieved.

Unilife Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands, except share and per share data)
The industrialization agreement provides that, subject to the full completion of the industrialization program, the parties will negotiate a supply agreement for the manufacture and purchase of the final product on a commercial scale. The supply agreement will provide that sanofi-aventis and its affiliates will purchase the final product exclusively from us, and the industrialization agreement provides that we are not required to commit more than 30% of our expected installed production capacity to sanofi-aventis and its affiliates for the 12 months following the receipt of a purchase order. Any order of sanofi-aventis, together with its other orders, that will exceed the 30% capacity limit will require up to a maximum of 24 months lead time before we are required to commence delivery of that order.
9. Subsequent Events
On October 8, 2009, UMSL issued 3,460,344 ordinary shares in a private placement to a group of sophisticated and professional Australian investors and accredited investors in the United States, and subject to shareholder approval, agreed to issue to the investors an additional 2,831,191 ordinary shares and options to purchase 3,145,767 ordinary shares. UMSL obtained shareholder approval for the issuance of the additional ordinary shares and share options at a meeting held on November 13, 2009. All of the ordinary shares were issued at a price of A$5.10 per share for aggregate proceeds of A$32,086  and all of the share options were issued for no additional consideration. Each of the share options is exercisable within three years after the date of grant. Half of the share options have an exercise price of A$7.50 per share, and the other half of the share options have an exercise price of A$12.00 per share. In conjunction with the private placement, UMSL’s Australian and New Zealand shareholders were offered, and some of them purchased ordinary shares under a share purchase plan, at a price of A$5.10 per share, for a total consideration of A$21,500. In addition, after receiving shareholder approval on November 13, 2009, UMSL issued share options to purchase up to 500,000 ordinary shares to certain advisors and brokers as compensation for their services with respect to the private placement and the share purchase plan. These share options have the same terms as the share options issued to the investors. The proceeds from the private placement and the share purchase plan will be used to accelerate the expansion of the Company’s U.S. operational capabilities and production facilities, to purchase capital equipment and complete the industrialization program for the Unifill syringe.
While the private placement was conducted by UMSL prior to the redomiciliation, all of the share numbers and share option exercise prices referred to above give effect to the share consolidation in connection with the redomiciliation (one share of our common stock equals six ordinary shares of UMSL).
During October 2009, the Company accepted a $5,200 offer of assistance from the Commonwealth of Pennsylvania. The offer includes $2,000 for the development of the Company’s new global headquarters and manufacturing facility as well as up to $2,000 in low interest financing loans for land, building, acquisition and construction costs. The offer also includes a $500  opportunity grant, as well as $500 in tax credits. Finally, the offer includes up to $200  for the reimbursement of eligible job training costs. The offer is based on the Company’s proposed project being expected to create more than 200 new full-time jobs by December 31, 2012, to retain the Company’s 97 existing employees and to have a total cost of $86,000 and is contingent upon the Company submitting complete applications and meeting all program guidelines. The Company cannot assure that it will be able to receive all or any of the assistance for the Company’s current development project or otherwise.
On November 12, 2009, the Company signed a purchase agreement with Mikron Assembly Technology for the development and supply of a pilot automated assembly system to support the commercial production of its Unifill syringe. The development of the system is scheduled to begin during December 2009, with scheduled completion and installation into the Company’s new facility during the fourth quarter of 2010. The Company anticipates that this automated assembly system will have a target production capacity of approximately 60 million units per year.
On November 16, 2009, through Unilife Cross Farm, LLC (“Unilife CF”), the Company’s newly formed subsidiary, the Company acquired a 38 acre block of land in York County, Pennsylvania from Greenspring Partners, LP for a purchase price of $1,991.
On November 17, 2009, the Company issued 3,333,333 shares to former shareholders of Unitract Syringe Pty Limited. The value of these shares was accrued as of June 30, 2009 and September 30, 2009.
On December 14, 2009, Unilife CF entered into a development agreement with Keystone Redevelopment Group, LLC (“Keystone’) to develop the Company’s new 165,000 square foot office, manufacturing, warehousing and distribution facility to its specifications. In accordance with the agreement, Keystone will assist the Company with the selection of, as well as the review and management of, architects, engineers, designers, contractors and other experts and consultants engaged to assist in the development of the new facility. Additionally, Keystone will assist the Company in obtaining financing for the facility. Under the terms of the agreement, the Company will pay Keystone a total of $754.
On December 14, 2009, Unilife CF entered into a Construction Agreement with HSC Builders & Construction Managers of Pennsylvania (“HSC”) to construct the new facility for a total of 1.25% of the cost of work, which is estimated to be $268. Additionally, on December 29, 2009, Unilife CF entered into an agreement with L2 Architecture (”L2”) to provide architectural design and structural, mechanical, and electrical engineering services for the new facility for a total cost of $1,560.
The Company has prepared a detailed budget for developing the new facility and based on this budget the total cost is estimated to be approximately $26,000. This includes the projected construction costs, the projected manufacturing facility fit out costs and the fees payable to Keystone, HSC and L2.
The Company has provided for $8,000 - $10,000 in projected capital expenditure to be used towards the development of the new facility. At this stage, the Company intends to fund up to approximately $9,000 of the development costs for the new facility out of its existing cash reserves, which includes amounts received in connection with the Company’s October and November 2009 equity financings and will seek external financing for up to approximately $17,000 from a commercial bank or other lending institution in the U.S. and/or from the Commonwealth of Pennsylvania or other federal and state bodies.

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Unilife Corporation
Lewisberry, Pennsylvania
We have audited the accompanying consolidated balance sheets of Unilife Corporation and subsidiaries as of June 30, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unilife Corporation and subsidiaries at June 30, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.
/s/ BDO Kendalls Audit & Assurance (WA) Pty Ltd
Perth, Western Australia
November 11, 2009

UNILIFE CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
(in thousands, except share data)

	June 30,
	2009	2008
Assets

Current Assets:
Cash and cash equivalents	$3,627	$2,887
Accounts receivable	7,333	745
Inventories	1,097	1,065
Prepaid expenses and other current assets	223	107

Total current assets	12,280	4,804
Property, plant and equipment, net	9,137	7,799
Goodwill	10,235	5,555
Intangible assets, net	43	60
Other assets	517	281

Total assets	$32,212	$18,499

Liabilities and Stockholders’ Equity

Current Liabilities:
Accounts payable	$1,103	$552
Accrued expenses	6,097	1,231
Current portion of long-term debt	405	4,169
Deferred revenue	2,642	—

Total current liabilities	10,247	5,952
Long-term debt, less current portion	2,728	3,040
Deferred revenue	7,926	—

Total liabilities	20,901	8,992

Commitments and contingencies

Stockholders’ Equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized as of June 30, 2009; none issued or outstanding as of June 30, 2009 and 2008	—	—
Common stock, $0.01 par value, 250,000,000 shares authorized as of June 30, 2009; 36,625,802 and 34,295,718 shares issued or outstanding as of June 30, 2009 and 2008, respectively	366	343
Additional paid-in-capital	57,987	53,835
Accumulated deficit	(49,902)	(49,385)
Accumulated other comprehensive income	2,860	4,714

Total stockholders’ equity	11,311	9,507

Total liabilities and stockholders’ equity	$32,212	$18,499

See notes to the consolidated financial statements.

UNILIFE CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations
(in thousands, except per share data)

	Year ended June 30,
	2009	2008	2007
Revenues	$19,976	$3,500	$2,070
Cost of sales	3,537	2,456	1,561

Gross profit	16,439	1,044	509

Operating expenses:
Research and development	1,048	532	265
Selling, general and administrative	14,941	8,211	6,497
Depreciation and amortization	804	636	169
Impairment of property, plant and equipment	—	—	547
Loss on sale of property, plant and equipment	—	—	1,608

Total operating expenses	16,793	9,379	9,086

Operating loss	(354)	(8,335)	(8,577)
Interest expense	249	459	537
Interest income	(361)	(203)	(111)
Other expense (income), net	275	(54)	(34)

Net loss	$(517)	$(8,537)	$(8,969)

Loss per share:
Basic loss per share	$(0.02)	$(0.26)	$(0.38)

Diluted loss per share	$(0.02)	$(0.26)	$(0.38)

See notes to the consolidated financial statements.

UNILIFE CORPORATION AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity and Comprehensive Income
(in thousands, except share data)

					Accumulated
			Additional-		Other
	Common Stock		Paid-In	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income (Loss)	Total
Balance as of July 1, 2006	21,378,854	$214	$38,424	$(31,879)	$2,083	$8,842
Comprehensive loss:
Net loss	—	—	—	(8,969)	—	(8,969)
Foreign currency translation	—	—	—	—	1,225	1,225

Comprehensive loss						(7,744)
Share-based compensation expense	—	—	509	—	—	509
Issuance of common stock upon exercise of stock options	3,990	—	7	—	—	7
Issuance of common stock upon conversion of convertible notes	3,870,833	39	3,718	—	—	3,757
Issuance of common stock for cash, net of transaction costs	3,284,133	33	3,515	—	—	3,548
Issuance of common stock in connection with the acquisition of Integrated BioSciences, Inc.	1,833,333	18	1,936	—	—	1,954

Balance as of June 30, 2007	30,371,143	304	48,109	(40,848)	3,308	10,873
Comprehensive loss:
Net loss	—	—	—	(8,537)	—	(8,537)
Foreign currency translation	—	—	—	—	1,406	1,406

Comprehensive loss						(7,131)
Share-based compensation expense	—	—	846	—	—	846
Issuance of common stock upon exercise of stock options	293,375	3	431	—	—	434
Issuance of common stock upon conversion of convertible notes	1,275,834	13	1,648	—	—	1,661
Issuance of common stock for cash, net of transaction costs	2,333,333	23	2,801	—	—	2,824
Issuance of common stock in connection with Employee Share Plan	22,033	—	—	—	—	—

Balance as of June 30, 2008	34,295,718	343	53,835	(49,385)	4,714	9,507
Comprehensive loss:
Net loss	—	—	—	(517)	—	(517)
Foreign currency translation	—	—	—	—	(1,854)	(1,854)

Comprehensive loss						(2,371)
Share-based compensation expense	—	—	3,059	—	—	3,059
Issuance of common stock upon exercise of stock options	97,532	1	37	—	—	38
Issuance of common stock upon conversion of convertible notes	520,000	5	616	—	—	621
Issuance of common stock in connection with Employee Share Plan	45,885	—	—	—	—	—
Issuance of stock options in connection with the acquisition of Integrated BioSciences, Inc.	—	—	457	—	—	457
Grants of common stock	1,666,667	17	(17)	—	—	—

Balance as of June 30, 2009	36,625,802	$366	$57,987	$(49,902)	$2,860	$11,311

See notes to the consolidated financial statements.

UNILIFE CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands)

	Year ended June 30,
	2009	2008	2007
Cash flows from operating activities:
Net loss	$(517)	$(8,537)	$(8,969)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	915	727	218
Share-based compensation expense	3,059	846	509
Impairment of property, plant and equipment	—	—	547
Loss on the sale of property, plant and equipment	5	—	1,608
Changes in assets and liabilities, net of effect of acquired business
Accounts receivable	(6,172)	(6)	503
Inventories	(40)	(649)	795
Prepaid expenses and other current assets	(126)	(28)	80
Other assets	(232)	33	(51)
Accounts payable	586	(400)	(295)
Accrued expenses	(506)	391	45
Deferred revenue	9,823	—	—

Net cash provided by (used in) operating activities	6,795	(7,623)	(5,010)
Cash flows from investing activities
Purchases of property, plant and equipment	(2,926)	(904)	(3,314)
Proceeds from the sale of property, plant and equipment	14	280	159
Cash acquired in acquisition of subsidiary	—	—	800

Net cash used in investing activities	(2,912)	(624)	(2,355)
Cash flows from financing activities
Proceeds from the issuance of long-term debt	88	3,017	500
Principal payments on long-term debt	(3,391)	(313)	(97)
Proceeds from the issuance of convertible debt	—	1,920	4,420
Proceeds from the issuance of common stock	—	2,824	3,548
Proceeds from the exercise of options to purchase common stock	38	434	7

Net cash (used in) provided by financing activities	(3,265)	7,882	8,378
Foreign currency exchange on cash	122	(334)	(368)

Net increase (decrease) in cash and cash equivalents	740	(699)	645
Cash and cash equivalents at beginning of year	2,887	3,586	2,941

Cash and cash equivalents at end of year	$3,627	$2,887	$3,586

Supplemental disclosure of cash flow information
Cash paid for interest	$183	$249	$251

Supplemental disclosure of non-cash activities
Conversion of convertible notes into common stock	$621	$1,661	$3,757

Provision for issuance of common shares to former shareholders	$5,070	$—	$—

See notes to the consolidated financial statements.

Unilife Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
1. Description of Business
Unilife Corporation and subsidiaries (the “Company”) is a medical device company focused on the design, development, manufacture and supply of a proprietary range of retractable syringes. The primary target customers for the Company’s products include pharmaceutical manufacturers and suppliers of medical equipment to healthcare facilities or patients who self-administer prescription medication. The Company also manufactures non-proprietary Class I and Class II medical devices, such as specialty syringes under contract for outsourcing customers.
2. Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of Unilife Medical Solutions Limited (“UMSL”) and its wholly-owned subsidiaries. Subsequent to June 30, 2009, a newly formed subsidiary, Unilife Corporation, became UMSL’s parent holding company in a transaction described in Note 15. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and in U.S. currency. All intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents consist primarily of cash on hand, deposits at banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are stated at cost which approximates fair value.
Accounts Receivable
Accounts receivable are stated at amounts due from customers, which also represents the net realizable amount. The Company has historically not recorded an allowance for doubtful accounts, but rather evaluates the collectability of its accounts receivable on a periodic basis. In instances in which management is aware of circumstances that may impair a particular customer’s ability to meet its obligation, the related obligation would be written off. Accounts receivable as of June 30, 2009 consists principally of amounts due from a pharmaceutical company related to the achievement of certain milestones under the related industrialization agreement described in Note 13.
Inventories
Inventories consist primarily of plastic syringe components and include direct materials, direct labor and manufacturing overhead. Inventory is stated at the lower of cost or market, with cost determined using the first in, first out method. The Company routinely reviews its inventory for obsolete, slow moving or otherwise impaired inventory and records estimated impairments in the periods in which they occur. Inventories consist of the following:

	June 30,
	2009	2008
Raw materials	$567	$457
Work in process	530	608

Total inventories	$1,097	$1,065

Unilife Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
Property, Plant and Equipment
Property, plant and equipment, including significant improvements, are recorded at cost, net of accumulated depreciation and amortization. Repairs and maintenance are expensed as incurred.
Depreciation and amortization expense is recorded on a straight-line basis over the estimated useful life of the asset as listed below:

Asset Category	Useful Lives
Machinery and equipment	3 to 15 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of improvement life or remaining term of lease
The Company reviews the carrying value of the long-lived assets periodically to determine if facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. Among the factors the Company considers in making the evaluation are changes in market position and profitability. If facts and circumstances are present which may indicate impairment is probable, the Company will prepare a projection of the undiscounted cash flows of the specific business entity and determine if the long-lived assets are recoverable based on these undiscounted cash flows. If impairment is indicated, an adjustment will be made to reduce the carrying amount of these assets to their fair value.
Goodwill and Intangible Assets
Goodwill is the excess of purchase price over the value of net assets acquired in business acquisitions. Goodwill is subject to, at a minimum, an annual impairment assessment of its carrying value. Additional impairment assessments would be performed if events and circumstances warranted such additional assessments during the year. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Estimated fair values of the reporting units are estimated using an earnings model and a discounted cash flow valuation model. The discounted cash flow model incorporates the Company’s estimates of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates and management’s judgment regarding the applicable discount rates used to discount those estimated cash flows. The estimated fair value of each reporting unit, if lower than the carrying value of the respective reporting unit (such carrying value determined after management allocation of certain shared assets), would then be allocated to the reporting unit’s net identifiable assets based on their respective estimated fair values. The remaining unallocated reporting unit fair value, if any, would then be compared to the carrying amount of that unit’s goodwill and, if lower, the Company would recognize an impairment charge to the extent of the deficiency. There were no impairments recorded on goodwill during the years ended June 30, 2009, 2008 and 2007.
Definite-lived intangible assets include patents which are amortized on a straight-line basis over their estimated useful lives of 15 years. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. There were no impairments recorded on intangible assets during the years ended June 30, 2009, 2008 or 2007.
The Company expenses costs related to internally developed patents as incurred.
Deferred Financing Costs
Deferred financing costs consist of costs incurred in connection with debt financings. These costs are amortized over the term of the related debt using the effective interest rate method.
Income Taxes
The Company uses the liability method of accounting for income taxes. Deferred income taxes reflect tax credit carryforwards and the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Unilife Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
The Company requires that the realization of an uncertain income tax position must be “more likely than not” (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. The benefit to be recorded in the financial statements is the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The Company includes interest and penalties related to uncertain tax positions within the provision (benefit) for income taxes within the Company’s consolidated statements of operations.
In June 2006, the Financial Accounting Standards Board (“FASB”) issued revised guidance regarding accounting for uncertainty in income taxes, which clarifies the accounting for uncertainties in income taxes recognized in an enterprise’s financial statements. The new guidance requires that the Company determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the more likely than not recognition criteria, the tax position be measured at the largest amount of benefit greater than 50% likely of being realized upon ultimate settlement. This accounting standard was effective for fiscal years beginning after December 15, 2006. Management has evaluated the positions taken in connection with the tax provisions and tax compliance for the years included in these financial statements. The Company does not believe that any positions it has taken will not prevail on a more likely than not basis. As such no disclosure of such positions was deemed necessary. Our open tax years include all returns filed for 2002 and later in Australia and for 2005 and later in the United States. Should the Company be required to provide for interest or penalties in regards to its tax positions, such changes will be included in selling, general and administrative expenses in the statement of operations.
Fair Value of Financial Instruments
The carrying value of financial instruments such as accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair value because of the short maturity of these items. The Company believes that the current carrying amount of its long-term debt approximates fair value because the interest rates on these instruments are subject to change with, or approximate, market interest rates.
Share-Based Compensation
The Company grants both stock options and shares as compensation to its employees, directors and consultants. Certain employee and director awards vest over stated service periods and others also require achievement of specific performance or market conditions. The Company expenses the grant date fair value of awards to employees and directors over their respective service periods or over the period from grant date to the date the required performance or market conditions are expected to be met, if shorter. To the extent that employee and director awards vest only upon the achievement of a specific performance condition, expense is recognized over the period from the date management determines that the conditions are achievable through the date they are expected to be met. Awards granted to consultants are sometimes granted for past services, in which case their fair value is expensed on their grant date, and sometimes granted with future service, performance or market conditions. Timing of expense recognition for consultant awards is similar to that of employee and director awards; however, aggregate expense is re-measured each quarter end based on the fair value of the award at that date. The Company determines the fair value of stock options using the Black-Scholes option pricing model, with the exception of market-based performance grants, which are valued based on a Barrier pricing model. Option pricing methods require the input of highly subjective assumptions, including the expected stock price volatility. See Note 3 for additional information regarding share-based compensation.
Foreign Currency Translation
The Australian dollar (“A$”) is the functional currency for the Company’s Australian operations. Foreign currency assets and liabilities are translated into U.S. dollars at the rate of exchange existing at the year-end date. Revenues and expenses are translated at the average annual exchange rates. Adjustments resulting from these translations are recorded in accumulated other comprehensive income (loss) within the Company’s consolidated balance sheets and will be included in income upon sale or liquidation of the foreign investment. Gains and losses from foreign currency transactions, denominated in a currency other than the functional currency, are recorded in other (income) expense within the Company’s consolidated statements of operations and aggregated $345, $(19) and $1 during the years ended June 30, 2009, 2008 and 2007, respectively.

Unilife Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
Comprehensive Income (Loss)
Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss). The Company’s other comprehensive income (loss) consists only of foreign currency translation adjustments.
Revenue Recognition
The Company recognizes revenue from licensing fees, industrialization efforts and products sold.
In early fiscal 2008, the Company granted an exclusive licensing arrangement to allow its pharmaceutical partner to use certain of the Company’s intellectual property in order and solely to develop in collaboration with the Company, the Company’s Unifill syringe for use in and sale to the pre-filled syringe market. The up-front, non-refundable fee paid for this license is being amortized over the expected life of the related agreement. In late fiscal 2009, the Company entered into an industrialization agreement with its pharmaceutical partner, retroactive to July 2008, under which the Company received payments upon achievement of certain pre-defined milestones in its development of the Unifill syringe. Revenue is recognized upon achievement of the “at risk” milestone events, which represents the culmination of the earnings process related to such events. Milestones include specific phases of the project such as product design, prototype availability, user tests, manufacturing proof of principle and the various steps to complete the industrialization of the product. Specific payment amounts and completion dates were established for each milestone payment. Revenue recognized is commensurate with the milestones achieved. Billings are similarly triggered and the Company has no future performance obligations related to previous milestone payments. Each milestone payment is non-refundable when made.
The Company recognizes revenue from sales of products at the time of shipment and when title passes to the customer. These amounts were $3,874, $3,420 and $1,946 during the years ended June 30, 2009, 2008, and 2007, respectively.
Advertising Costs
Advertising costs are expensed in the period incurred. The Company incurred total advertising costs of $51, $43 and $38 during the years ended June 30, 2009, 2008 and 2007, respectively.
Research and Development Costs
Research and development costs, which primarily consist of salaries, benefits and contracted services are expensed as incurred.
Earnings (Loss) Per Share
Basic earning (loss) per share is computed as net income (loss) divided by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur from common shares issued through common stock equivalents. The dilutive effect of potential common shares, consisting of outstanding options to purchase common stock, is calculated using the treasury stock method.
Government Grants
Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When a grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When a grant relates to an asset, it is recognized as deferred income and recognized in the income statement on a systematic basis over the expected useful life of the related asset.

Unilife Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
Recently Issued Accounting Pronouncements
In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162” (“SFAS 168”) SFAS 168 represents the last numbered standard issued by the FASB under the old (pre-codification) numbering system, and amends the GAAP hierarchy. On July 1, 2009, the FASB launched its new codification (i.e. the FASB Accounting Standards Codification). The codification supersedes existing GAAP for nongovernmental entities.
In December 2007, the FASB issued a new accounting standard included in ASC 805, Business Combinations, formerly SFAS No. 141 (revised), “Business Combinations”. ASC 805 significantly changes the accounting and disclosure requirements for business combinations. ASC 805 is effective for business combinations occurring in fiscal years beginning after December 15, 2008. ASC 805 will be applied prospectively to business combinations with an acquisition date on or after the effective date. The impact that the adoption of ASC 805 will have on the Company’s consolidated financial statements will be dependent upon the extent of future business combinations.
In December 2007, the FASB issued a new accounting standard included in ASC 810, Consolidation, formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — and amendment of Accounting Research Bulletin No. 51”. This new standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company currently has no noncontrolling interests and therefore, does not believe that the adoption of ASC 810 will have a material impact on its consolidated financial statements.
In April 2008, the FASB issued a new accounting standard included in ASC 350, Intangibles-Goodwill and Other, formerly FASB Staff Position (“FSP”) No. 142-3, “Determination of the Useful Life of Intangible Assets”. This new standard amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142,”Goodwill and Other Intangible Assets”. This new standard also provides guidance for expanded disclosures related to the determination of intangible asset useful lives and is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company does not believe that the adoption of this new standard will have a material impact on its consolidated financial statements.
In June 2008, the FASB issued a new accounting standard included in ASC 260, Earnings Per Share, formerly FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. This new standard states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method and is effective for fiscal years beginning after December 15, 2008. The Company does not believe that the adoption of this new standard will have a material impact on its consolidated financial statements.
In May 2009, the FASB issued a new accounting standard included in ASC 855, Subsequent Events, formerly SFAS No. 165, “Subsequent Events”. ASC 855 sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 is effective for interim and annual periods ending after June 15, 2009. The Company has adopted ASC 855 for its year ended June 30, 2009. The Company originally evaluated subsequent events through the date the accompanying financial statements were originally issued, which was November 12, 2009. The Company re-evaluated subsequent events through February 11, 2010 (unaudited) for purposes of the reissuance of these statements on that date.

Unilife Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
3. Equity and Share-Based Compensation
During the year ended June 30, 2007, the Company issued 980,571 and 2,303,562 shares of its common stock in a private placement with various investors at a price of $0.90 and $1.26 per share, respectively. The aggregate offering price of the private placement was approximately $3,785, and the net proceeds to the Company, after payment of approximately $237 in expenses, was approximately $3,548.
During the year ended June 30, 2008, the Company issued 2,333,333 shares of its common stock in a private placement with various investors at a price of $1.32. The aggregate offering price of the private placement was approximately $3,080, and the net proceeds to the Company, after payment of approximately $256 in expenses, was approximately $2,824.
The Company recognized share-based compensation expense related to stock options and grants of common stock to employees, directors and consultants of $3,059, $846 and $509 during the years ended June 30, 2009, 2008 and 2007, respectively. The increased expense during the year ended June 30, 2009 is primarily related to more awards issued during that fiscal year compared to prior fiscal years. The total tax benefit recognized related to these awards was $918, $254 and $153 during the years ended June 30, 2009, 2008 and 2007, respectively, which was fully offset by changes in the Company’s valuation allowance. The Company calculated its available APIC pool of net excess benefits using the transition method as defined in ASC 718.
As of June 30, 2009, the total compensation cost related to all nonvested awards not yet recognized is $895. This amount is expected to be recognized over the remaining weighted-average period of 0.58 years.
Stock Options
The Company has granted stock options to certain employees and directors under the Employee Share Option Plan, (the “Plan”). The Plan is designed to assist in the motivation and retention of employees and to recognize the importance of employees to the long-term performance and success of the Company. The Company has also granted stock options to certain consultants outside of the Plan. The majority of the options to purchase common stock vest on the anniversary of the date of grant, which ranges from one to three years. Additionally, certain stock options vest upon the closing price of the Company’s common stock reaching certain minimum levels, as defined in the agreements. Finally, certain other stock options vest upon the meeting of certain Company milestones such as the signing of specific agreements and the completion of the Company’s anticipated listing on a U.S. stock exchange. As of June 30, 2009, the Company expects that all such market and performance conditions will be met. Share-based compensation expense related to these awards is recognized on a straight-line basis over the related vesting term. The Plan does not provide for a fixed number of available shares.
The following is a summary of the Plan and non-Plan stock option activity during the year ended June 30, 2009:

			Weighted-
			Average
		Weighted-	Remaining
	Number of	Average Exercise	Contractual Life	Aggregate Intrinsic
	Options	Price	(in years)	Value
Outstanding as of July 1, 2008	9,438,996	$2.00		$
Granted	3,850,000	1.63
Exercised	(97,531)	0.33
Cancellations	(6,868,965)	2.20

Outstanding as of June 30, 2009	6,322,500	$1.58	2.5	$551

Exercisable as of June 30, 2009	3,339,167	$1.56	1.9	$519

The aggregate intrinsic value is defined as the difference between the market value of the Company’s common stock as of the end of the period and the exercise price of the in-the-money stock options. The total intrinsic value of stock options exercised during the years ended June 30, 2009, 2008 and 2007 was $93, $120, and $0, respectively. Of the 2,983,333 non vested options, 316,667 are held by consultants, the majority of which vested in August 2009.

Unilife Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
The following is a summary of stock options outstanding and exercisable as of June 30, 2009:

	Outstanding Options			Exercisable Options
			Weighted-			Weighted-
		Weighted-	Average			Average
		Average	Remaining		Weighted-	Remaining
Range of Exercise	Outstanding as of	Exercise	Contractual	Exercisable as of	Average	Contractual Life
Prices	June 30, 2009	Price	Life (in years)	June 30, 2009	Exercise Price	(in years)
$0.00 – $1.50	2,041,667	$1.23	1.5	1,791,667	$1.20	1.3
$1.56 – $1.80	3,733,333	1.61	3.3	1,083,333	1.62	3.2
$1.86 – $9.30	547,500	2.72	1.3	464,167	2.82	1.3

	6,322,500	$1.58	2.5	3,339,167	$1.56	1.9

The weighted-average fair value of stock options granted during the years ended June 30, 2009, 2008 and 2007 was $0.62, $0.87, and $0.42 respectively.
The fair value of each stock option is estimated at the grant date using the Black-Scholes option pricing model, with the exception of grants subject to market conditions which are valued based on a Barrier option pricing model. The Company has not historically paid dividends to its shareholders, and, as a result assumed a dividend yield of 0%. The risk free interest rate is based upon the rates of Australian bonds with a term equal to the expected term of the option. The expected volatility is based upon the historical share price of the Company’s common stock. The expected term of the stock options to purchase common stock is based upon the outstanding contractual term of the stock option on the date of grant. The Company used the following weighted-average assumptions in calculating the fair value of options granted during the years ended June 30, 2009, 2008 and 2007.

	2009	2008	2007
Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.76%	5.61%	6.05%
Expected volatility	80%	55%	67%
Expected life (in years)	4.4	3.5	2.8
Grants of Common Stock to Employees
During the years ended June 30, 2009 and 2008, the Company granted 45,885 and 22,033 shares of common stock, respectively, to certain employees. During the years ended June 30, 2009 and 2008, the Company recorded a charge to operations of $44 and $48, respectively, related to these awards.
During the year ended June 30, 2009, the Company granted 1,666,667 shares of common stock to its Chief Executive Officer. The shares are subject to certain transfer restrictions in which 833,333 cannot be sold until the first anniversary of the date of grant and 833,334 cannot be sold until the second anniversary of the date of grant. During the year ended June 30, 2009, the Company recorded a charge to operations of $1,541 related to these awards. The charge represents the entire fair value of the awards.

Unilife Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
4. Property, Plant and Equipment
Property, plant and equipment consist of the following:

	June 30,
	2009	2008
Machinery and equipment	$5,906	$4,890
Furniture and fixtures	787	540
Construction in progress	3,041	3,222
Leasehold improvements	1,067	737

	10,801	9,389

Less: accumulated depreciation and amortization	(1,664)	(1,590)

Property, plant and equipment, net	$9,137	$7,799

Construction in progress consists primarily of amounts incurred in connection with the construction of machinery that will be used to manufacture the Company’s Unitract 1 mL Syringe.
During the year ended June 30, 2007, the Company ceased operations at its Australian facility. The Company determined that it was not economically favorable to relocate certain manufacturing equipment to the new U.S. facility. In connection with this closing, the Company recorded an impairment on property, plant and equipment and a loss on the sale of property, plant and equipment of $547 and $1,608, respectively.
5. Goodwill and Other Intangible Assets
The changes in the carrying amount of goodwill during the years ended June 30, 2008 and 2009 are as follows:

Balance as of July 1, 2007	$4,946
Foreign currency translation	609

Balance as of June 30, 2008	5,555
Issuance of stock options in connection with the acquisition of Integrated BioSciences, Inc	457
Issuance of common stock to former Unitract Syringe Pty Limited shareholders	5,070
Foreign currency translation	(847)

Balance as of June 30, 2009	$10,235

In connection with the acquisition of Unitract Syringe Pty Limited in October 2002, the Company agreed to issue 1,666,667 shares of common stock to certain former shareholders of Unitract Syringe Pty Limited if the Company reported net income (as defined in the agreement) of at least A$6,500 during any fiscal year prior to October 31, 2014, as amended. The agreement also provided for the issuance of an additional 1,666,667 shares of common stock upon the Company reporting net income (as defined in the agreement) of at least A$12,000 during any fiscal year prior to October 31, 2014. During the year ended June 30, 2009, the Company met both the net income requirements, and as a result, has accrued for the issuance of 3,333,333 shares based upon the closing price of the Company’s common stock as of June 30, 2009.
During the year ended June 30, 2008, as approved by the stockholders, the Company granted options to purchase 1,166,667 shares of common stock to certain selling shareholders in connection with the acquisition of Integrated BioSciences, Inc. The vesting terms of the options were based upon the signing of the exclusive licensing agreement with sanofi-avenits. During the year ended June 30, 2009, options to purchase 500,000 shares of common stock vested and as a result, the Company has recorded $457 as an increase to goodwill based on the Black-Scholes pricing model assumptions as of June 30, 2008. During the year ended June 30, 2009, the remaining options to purchase 666,667 shares of common stock were cancelled, as the related financial milestones were not achieved.
As of June 30, 2009, intangible assets consist of patents acquired in a business acquisition of $80. Related accumulated amortization as of June 30, 2009 and 2008 was $37 and $20, respectively, and future amortization expense is scheduled to be $5 annually.

Unilife Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
6. Accrued Expenses
Accrued expenses consist of the following:

	June 30,
	2009	2008
Accrued payroll and other employee related expenses	$671	$494
Accrued interest	—	108
Accrued other	356	629
Provision for the issuance of common stock to former Unitract Syringe Pty Limited shareholders	5,070	—

Total accrued expenses	$6,097	$1,231

7. Commitments
The Company leases certain facilities, office equipment and automobiles under non-cancellable operating leases. The future minimum lease payments related to the Company’s non-cancellable operating lease commitments as of June 30, 2009 were as follows:

For the year ending June 30,
2010	$455
2011	415
2012	340
2013	43

$1,253

Rental expenses under operating leases during the years ended June 30, 2009, 2008, and 2007 was $686, $583 and $649, respectively.
8. Long-Term Debt
Long-term debt consists of the following:

	June 30,
	2009	2008
Bank term loans	$2,709	$2,946
Pennsylvania State assisted loans	424	514
Convertible notes	—	749
MedPro Safety Products note payable	—	3,000

	3,133	7,209
Less: current portion of long-term debt	405	4,169

Total long-term debt	$2,728	$3,040

Bank term loans include four term loans payable. The loans bear interest at a rate of prime (3.25% as of June 30, 2009) plus 1.50% (4.75% as of June 30, 2009) per annum and mature on dates ranging from December 2010 through August 2021. The borrowings under the bank term loans are collateralized by the Company’s accounts receivable, inventory and certain pieces of machinery and equipment and are subject to certain financial covenants which require the Company’s tangible assets to equal at least 10% of the balance sheet equity determined in accordance with GAAP. Under the term loan agreements, the Company is not permitted to pay cash dividends without the prior written consent of the lender. The Company was in compliance with these covenants as of June 30, 2009.
The Company has qualified for the two Pennsylvania state assisted loans for the purchase of specific machinery and equipment. These loans bear interest at rates ranging from 2.75% to 3.25% per annum and mature on dates ranging from July 2011 through July 2013. The borrowings under the state assisted loans are collateralized by certain production equipment.
During the year ended June 30, 2008, the Company issued A$2,000 (approximately $1,920) of convertible notes which were convertible into shares of the Company’s common stock at a conversion price of A$1.5 (approximately $1.44) per share. Interest was payable semi-annually at a rate of 12% per annum. A$780 and $A1,220 of these convertible notes were exchanged for 520,000 and 813,334 shares of the Company’s common stock during the years ended June 30, 2009 and 2008, respectively.

Unilife Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
During the year ended June 30, 2007, the Company issued A$5,200 (approximately $4,420) of convertible notes which were convertible into shares of the Company’s common stock at a conversion price of A$1.2 approximately $1.02 per share. Interest was payable semi-annually at a rate of 10% per annum. A$555 and A$4,645 of these convertible notes were exchanged for 462,500 and 3,870,833 shares of the Company’s common stock during the years ended June 30, 2008 and 2007, respectively.
During the year ended June 30, 2008, the Company signed an Option Agreement with MedPro Safety Products, Inc. (‘MedPro”) pursuant to which MedPro paid the Company $3,000 for an option to negotiate and enter into a License Agreement for the exclusive distribution of the Unitract 1mL safety syringe within the United States. During the year ended June 30, 2009, the agreement with MedPro was terminated and the Company repaid MedPro $2,300, plus interest at 7.0%. The Company retained the remaining $700 as reimbursement for legal fees.
As of June 30, 2009, aggregate maturities of long-term obligations are as follows:

For the year ending June 30,
2010	$405
2011	381
2012	272
2013	271
2014	270
Thereafter	1,534

$3,133

9. Loss Per Share
The Company’s net loss per share is as follows:

	Year ended June 30,
	2009	2008	2007
Numerator
Net loss	$(517)	$(8,537)	$(8,969)
Denominator
Weighted average number of shares used to compute basic loss per share	34,426,353	32,938,477	23,413,811
Effect of dilutive options to purchase common stock	—	—	—

Weighted average number of shares used to compute diluted loss per share	34,426,353	32,938,477	23,413,811

Basic loss per share	$(0.02)	$(0.26)	$(0.38)

Diluted loss per share	$(0.02)	$(0.26)	$(0.38)

During the years ended June 30, 2009, 2008 and 2007, options to purchase 6,322,500, 9,438,996 and 8,425,204 shares of common stock were excluded from the computation of diluted loss per share, respectively as their effect would have been anti-dilutive.

Unilife Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
10. Income Taxes
Income tax expense (benefit) is as follows:

	Year ended June 30,
	2009			2008			2007

	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
Federal	$—	$(1,070)	$(1,070)	$—	$(755)	$(755)	$—	$(544)	$(544)
State	—	(339)	(339)	—	(123)	(123)	—	(82)	(82)
Australian	—	(663)	(663)	—	(9,883)	(9,883)	—	(7,962)	(7,962)
Changes in valuation allowance	—	2,072	2,072	—	10,761	10,761	—	8,588	8,588

Total income tax benefit	$—	$—	$—	$—	$—	$—	$—	$—	$—

Deferred Income Tax Assets and Liabilities
In 2005, the Company qualified and was awarded Job Creation Tax Credits from the Commonwealth of Pennsylvania, acting through the Department of Community and Economic Development. The maximum credits the Company qualifies for was $21 in Pennsylvania Corporate Net Income Tax, which expires in 2012. The credits are contingent on the Company maintaining its operating facility in York County, Pennsylvania, continued operations for five years after the award, creating 65 full-time jobs within three years which pay at least 150% of the Federal minimum wage rate and investing at least $2,425 in the business.
In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In assessing the realizability of the Company’s deferred tax assets, which are principally net operating loss carry forwards, management considers the reversal of deferred tax liabilities which are scheduled to reverse during the carry forward period and tax planning strategies.
As of June 30, 2009, the Company had net operating loss carry forwards for federal, state and Australian income tax purposes of approximately $3,146, $3,118 and $17,562, respectively which are available to offset future taxable income, if any. The federal, state and Australian net operating loss carry forwards begin to expire on various dates from 2023 through 2029.
Deferred taxes are comprised of the following at June 30, 2009 and 2008.

	June 30,
	2009	2008

Net operating loss carryforwards	$4,208	$10,270
Share-based compensation expense	1,112	183
Deferred revenue	3,170	—
Depreciation differences	239	55
Valuation allowance	(8,729)	(10,508)

Net deferred taxes	$—	$—

Unilife Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
The reconciliation of income tax computed at the U.S. federal statutory rate to the effective income tax rate as follows:

	Year ended June 30,
	2009	2008	2007
Tax at U.S. statutory rate	(35%)	(35%)	(34%)
State taxes, net of federal benefit	(11%)	(6%)	(5%)
Non-deductible and non-taxable items	2%	1%	—%
Change in valuation allowance	44%	40%	39%

	0%	0%	0%

11. Employee Benefit Plans
The Company has a retirement savings 401(k) plan covering all U.S. employees. Participating employees may contribute up to 100% of their pre-tax earnings, subject to the statutory limits. During the years ended June 30, 2009, 2008 and 2007, the Company did not match any employee contributions.
12. Contingencies
The Company is involved in, or has pending, various legal proceedings, claims, suits and complaints arising out of the normal course of business. Based on the facts currently available to the Company, management believes that these claims, suits and complaints are adequately provided for, covered by insurance, without merit or not probable that an unfavorable outcome will result.
13. Business Alliance
On June 30, 2008 the Company signed an exclusive licensing agreement with a pharmaceutical company, sanofi-aventis, which was amended in June, 2009. Under the amended agreement, the Company has granted sanoifi-aventis an exclusive license to certain of the Company’s intellectual property in order and solely to develop, in collaboration with the Company, the Unifill syringe for use in and sale to the pre-filled syringe market within those therapeutic areas to be agreed upon between the Company and sanofi-aventis and a non-exclusive license outside those therapeutic areas that are exclusive to sanofi-aventis or after the expiration of the exclusive license with sanofi-aventis. Pursuant to the exclusive licensing agreement, sanofi-aventis has paid the Company a 10,000 Euro ($13,024) up front non-refundable one-time fee. The exclusive license granted thereunder has an initial term expiring on June 30, 2014, unless the Company and sanofi-aventis fail to agree upon the list of therapeutic areas that are exclusive to sanofi-aventis, in which event the exclusive license will have a term until June 29, 2012 for all therapeutic areas. If during the term of the exclusive license, sanofi-aventis has purchased the Unifill syringe for use with a particular drug product, sanofi-aventis will receive a ten-year extension of the term of the exclusive license, which extension will be reduced to five years if sanofi-aventis does not sell a minimum of 20,000 units of the product in any of the first five years of such ten-year extension period. During the year ended June 30, 2009, the Company recognized $2,456 of this up front payment as revenue and deferred $10,568 which will be recognized on a straight-line basis over the remaining term of the agreement.
Under the exclusive licensing agreement, the Company is not precluded from using certain of its intellectual property to develop, license and sell any products in any market other than the ready-to-fill syringe market, or from entering into licensing or other business arrangements with other pharmaceutical companies for the ready-to-fill syringe market outside those therapeutic areas that are exclusive to sanofi-aventis, or after the expiration of the exclusive license with sanofi-aventis. If the Company grants a license to a third party in respect of the ready-to-fill syringe market, then the Company is required to pay sanofi-aventis 70% of any access, license or other upfront fee received from such third party for access to purchase the products until our payments to sanofi-aventis have totaled €10 million, following which the Company is required to pay 30% of such fees it receives through the end of the initial exclusivity period. The Company is also required to pay sanofi-aventis an annual royalty payment of 5% of the revenue generated from any sale of the Unifill syringe to third parties, up to a maximum amount of €17 million in such royalty payments.

Unilife Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
Under a related industrialization agreement, signed on June 30, 2009, sanofi-aventis has agreed to pay the Company up to 17,000 Euro ($23,400) in milestone-based payments to fund the completion of the Company’s industrialization program for the Unifill syringe. The industrialization program began in July 2008 and is scheduled to be completed by the end of 2010. The industrialization agreement requires sanofi-aventis to provide a list to the Company that specifies therapeutic drug classes for which it seeks to market the Unifill syringe on an exclusive basis. The Company and sanofi-avenits will then discuss the exclusivity list during a several month negotiation period, and if the list is agreed, sanofi-aventis will retain exclusive rights to the use of the product within these designated therapeutic drug classes until June 30, 2014, subject to the extension described above. If the Company and sanofi-aventis are unable to reach an agreement on the list, sanofi-aventis will retain full exclusivity across all therapeutic classes until July 1, 2012. Unless terminated earlier, the industrialization agreement has a term until the completion of the industrialization program. During the year ended June 30, 2009, the Company recognized $13,601 in revenue related to the milestones achieved under the industrialization agreement of which $7,024 was collected after year end.
The industrialization agreement provides that, subject to the full completion of the industrialization program, the parties will negotiate a supply agreement for the manufacture and purchase of the final product on a commercial scale. The supply agreement will provide that sanofi-aventis and its affiliates will purchase the final product exclusively from us, and the industrialization agreement provides that we are not required to commit more than 30% of our expected installed production capacity to sanofi-aventis and its affiliates for the 12 months following the receipt of a purchase order. Any order of sanofi-aventis, together with its other orders, that will exceed the 30% capacity limit will require up to a maximum of 24 months lead time before we are required to commence delivery of that order.
14. Quarterly Results (unaudited)

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009
Year ended June 30, 2009
Revenues	$2,305	$5,822	$4,146	$7,703
Gross profit	1,174	4,780	3,466	7,019
Net income (loss)	(1,616)	(861)	(271)	2,231
Basic earnings (loss) per share	$(0.05)	$(0.03)	$(0.01)	$0.07
Diluted earnings (loss) per share	$(0.05)	$(0.03)	$(0.01)	$0.07

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008
Year ended June 30, 2008
Revenues	$1,019	$553	$1,181	$747
Gross profit	418	(204)	396	434
Net loss	(1,767)	(2,690)	(1,648)	(2,432)
Basic loss per share	$(0.05)	$(0.08)	$(0.05)	$(0.08)
Diluted loss per share	$(0.05)	$(0.08)	$(0.05)	$(0.08)
15. Subsequent Events
On September 1, 2009, UMSL announced that it entered into a Merger Implementation Agreement with the Unilife Corporation, pursuant to which shareholders and optionholders of UMSL will exchange their existing interests in UMSL for equivalent interests in Unilife Corporation and Unilife Corporation will become the parent, or ultimate parent of UMSL and its subsidiaries. Each holder of UMSL ordinary shares or share options will receive one share of common stock or one stock option, of Unilife Corporation for every six UMSL ordinary shares or share options, respectively, held by such holder, unless a holder of UMSL ordinary shares elects to receive, in lieu of common stock, Chess Depository Interests, or CDI’s (each representing one-sixth of a share of the Company’s common stock) of the Company, in which case such holder will receive one CDI of Unilife Corporation for each ordinary share of UMSL. All share and per share data has been retroactively restated to reflect the one for six share consolidation. The redomiciliation transaction is subject to various conditions, including without limitation, approval by the Australian Federal Court, approval by the shareholders and optionholders of UMSL, and a report by an independent expert concluding that the redomiciliation transaction is fair, reasonable and in the best interests of the shareholders and optionholders.
As part of its subsequent events re-evaluation through February 1, 2010, the Company noted that this redomiciliation occurred as described above on January 27, 2010 (unaudited).

Unilife Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)
On October 8, 2009, UMSL issued 3,460,344 shares of common stock to a group of Australian and US investors in a private placement. As part of the private placement, UMSL will, subject to shareholder approval, issue an additional 2,831,191 shares of common stock and options to purchase 3,145,767 shares of common stock to the investors in the private placement. The shares of common stock were or will be issued at a price of A$5.10 per share for aggregate proceeds of A$32,086, of which A$14,439 is subject to shareholder approval and the options will be issued for no additional consideration. Each of the options will be exercisable within three years after the date of grant. Half of the options will have an exercise price of A$7.50 per share, and the other half of the options will have an exercise price of A$12.00 per share. In conjunction with the private placement, UMSL also provided its eligible Australian and New Zealand shareholders with an opportunity to purchase shares of common stock in a share purchase plan, at a price of A$5.10 per share, for a total consideration of up to A$10,000. In addition, UMSL will, subject to shareholder approval, issue options to purchase up to 500,000 shares of common stock to certain advisors and brokers as compensation for their services with respect to the private placement and the share purchase plan. These options will be exercisable within three years after the date of grant at a price of A$5.10 per share. UMSL plans to seek the requisite shareholder approval at a shareholders meeting to be held in November 2009. The Company intends to use the proceeds raised from the private placement and the share purchase plan to accelerate the expansion of its operational capabilities, production facilities and equipment requirements in the United States, and complete the industrialization of the Unifill syringe. As part of its subsequent events re-evaluation through January 5, 2010, the Company notes that shareholder approval was obtained in November 2009 and the Australian and New Zealand shareholders actually acquired A$21,500 (unaudited) under the share purchase plan.
While the private placement was conducted by UMSL prior to the redomiciliation, all of the share numbers and share option exercise prices referred to above give effect to the share consolidation the Company will effect in connection with the redomiciliation (one share of the Company’s common stock equals six ordinary shares of UMSL). The ordinary shares and share options issued in the placement will be exchanged for shares of the Company’s common stock and options to purchase its common stock in connection with the redomiciliation.
During October 2009, the Company accepted a $5,200 offer of assistance from the Commonwealth of Pennsylvania. The offer includes $2,000 for the development of the Company’s new global headquarters and manufacturing facility as well as up to $2,000 in low interest financing loans for land, building, acquisition and construction costs. The offer also includes a $500 opportunity grant, as well as $500 in tax credits. Finally, the offer includes up to $200 for the reimbursement of eligible job training costs. The offer is based on the Company’s proposed project being expected to create more than 200 new full-time jobs by December 31, 2012, to retain the Company’s 97 existing employees and to have a total cost of $86,000 and is contingent upon the Company submitting complete applications and meeting all program guidelines. The Company cannot assure that it will be able to receive any or all of the assistance for the Company’s current development project or otherwise.

EXHIBIT INDEX

Exhibit Number		Description
2.1		Amended and Restated Merger Implementation Agreement dated as of September 1, 2009 between Unilife Medical Solutions Limited and Unilife Corporation

2.2		Share Purchase Agreement among Unilife Medical Solutions Limited, Edward Paukovits, Jr., Keith Bocchicchio, and Daniel Adlon dated as of October 25, 2006 and amended as of September 26, 2007+**

3.1		Certificate of Incorporation of Unilife Corporation**

3.2		Bylaws of Unilife Corporation**

4.1		Form of Common Stock Certificate**

10.1		Exclusive Agreement dated as of June 30, 2008 between Unilife Medical Solutions Limited and Sanofi Winthrop Industrie**

10.2	*	First Amendment dated as of June 29, 2009 to Exclusive Agreement dated as of June 30, 2008 between Unilife Medical Solutions Limited and Sanofi Winthrop Industrie**

10.3	*	Industrialization Agreement dated as of June 30, 2009 between Unilife Medical Solutions Limited and Sanofi Winthrop Industrie**

10.4		Business Lease, dated as of August 17, 2005, between Integrated BioSciences, Inc. and AMC Delancey Heartland Partners, L.P.**

10.5		Agreement dated as of September 15, 2003 between Integrated BioSciences, Inc. and B. Braun Medical, Inc. and amendments thereto**

10.6		Promissory Note, dated as of December 30, 2005 between Integrated BioSciences, Inc. and Commerce Bank**

10.7		Promissory Note, dated as of August 25, 2006 between Integrated BioSciences, Inc. and Commerce Bank**

10.8		Employment Agreement, dated as of October 26, 2008 between Unilife Medical Solutions Limited and Alan Shortall**

10.9		Employment Agreement, dated as of February 15, 2005 between Unilife Medical Solutions Limited and Jeff Carter**

10.10		Employment Agreement, dated as of November 10, 2009 between Unilife Medical Solutions, Inc. and Daniel Calvert**

10.11		Employment Agreement, dated as of November 10, 2009 between Unilife Medical Solutions, Inc. and Bernhard Opitz**

10.12		Employment Agreement, dated as of November 10, 2009 between Unilife Medical Solutions, Inc. and Mark Iampietro**

10.13		Employment Agreement, dated as of November 10, 2009 between Unilife Medical Solutions, Inc. and Stephen Allan**

10.14		Employment Agreement, dated as of November 10, 2009 between Unilife Medical Solutions, Inc. and Eugene Shortall**

10.15		Consulting Agreement, dated as of January 22, 2009 between Unilife Medical Solutions Limited and Joblak Pty Ltd**

10.16		Deed of Mutual Release, dated January 12, 2009 between Unilife Medical Solutions Limited and Jeff Carter**

10.17		Unilife Corporation Employee Stock Option Plan**

10.18		Unilife Corporation 2009 Stock Incentive Plan**

10.19		Unilife Medical Solutions Limited Exempt Employee Share Plan**

10.20		Agreement dated November 12, 2009 between Unilife Medical Solutions, Inc. and Mikron Assembly Technology**

10.21		Purchase and Mutual Indemnification Agreement dated November 16, 2009 between Unilife Cross Farm LLC and Greenspring Partners, LP**

10.22		Offer of assistance dated October 16, 2009 from the Commonwealth of Pennsylvania to Unilife Medical Solutions and acceptance of the offer**

10.23		Agreement Between Unilife Cross Farm LLC and L2 Architecture dated as of December 29, 2009, as amended**

10.24		Agreement between Unilife Cross Farm LLC and HSC Builders & Construction Managers dated as of December 14, 2009, as amended**

10.25		Development Agreement, dated December 14, 2009 between Unilife Cross Farm LLC and Keystone Redevelopment Group LLC**

10.26		Amended and Restated Operating Agreement dated December 14, 2009 of Unilife Cross Farm LLC**

10.27		Form of Share Purchase Agreement between Unilife Medical Solutions Limited and each of the US investors in the October and November 2009 private placement**

10.28		Form of Subscription Agreement between Unilife Medical Solutions Limited and each of the Australian investors in the October and November 2009 private placement**

10.29		2009 Share Purchase Plan Terms and Conditions**

10.30		Offer Letter dated November 12, 2008 from Unilife Medical Solutions Limited to Daniel Calvert**

10.31		Offer Letter dated November 20, 2008 from the Coelyn Group, on behalf of Unilife Medical Solutions Limited to Bernhard Opitz**

10.32		Consulting Agreement between Unilife Medical Solutions Limited and Medical Middle East Limited**

10.33		Option Deed, dated January 21, 2010 between Unilife Medical Solutions Limited and Edward Fine**

10.34		Deed of Settlement and Release dated October 26, 2008 among Unilife Medical Solutions Limited and Craig Thorley, Joseph Kaal, Alan Shortall and Roger Williamson**

10.35		Deed of Confirmation of Intellectual Property Rights and Confidentiality among Unilife Medical Solutions Limited, Unitract Syringe Pty Limited, Craig Thorley and Joseph Kaal**

10.36		Form of Restricted Stock Agreement under the Unilife Corporation 2009 Stock Incentive Plan between Unilife Corporation and Alan Shortall**

10.37		Form of Unilife Corporation Nonstatutory Stock Option Agreement between Unilife Corporation and Alan Shortall**

10.38		Membership Interest Purchase Agreement, dated December 14, 2009 between Unilife Cross Farm LLC and Cross Farm, LLC.**

10.39		Letter Agreement dated January 29, 2010 between sanofi-aventis and Unilife Medical Solutions.**

21		List of subsidiaries of Unilife Corporation**

+	The annexures, schedules and exhibits to this exhibit have been omitted. A copy of any omitted annexure, schedule or exhibit will be furnished to the Securities and Exchange Commission supplementally upon request.

*	Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

**	Previously filed.